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REGISTRANT'S NAME Severn Trent

*CURRENT ADDRESS

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JUL 19 2004

THOMSON FINANCIAL

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FILE NO. 82- 2819 FISCAL YEAR 3-31-04

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DAT : 7/19/04

SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

ARIS
3-31-04

SEVERN TRENT PLC
ANNUAL REPORT AND ACCOUNTS 2004


0800 601 601
www.biffa.co.uk

THIS IS SEVERN TRENT

Severn Trent Plc is a leading environmental services group providing water, waste and utility services. We aim to increase shareholder value by providing integrated solutions to environmental problems; and by grasping the growth opportunities created by new legislation and new requirements in the private and public sectors.

Firmly embedded in our corporate strategy is a commitment to corporate responsibility and sound financial management.

You can find out more about Severn Trent Plc and the businesses within our group by visiting our website www.severntrent.com

Annual Review 2004

You can view and download a copy of the group's Annual Review and Summary Financial Statement on our website at www.severntrent.com/reports2004 or request a copy free of charge by contacting us using the details on the back cover of this report.

Contents

01 Financial highlights
02 Chairman's statement
04 Group Chief Executive's review
06 Core businesses at a glance
08 Review of operations
15 Corporate responsibility
16 Financial review
18 Board of Directors
20 Directors' report
25 Remuneration report
32 Directors' responsibilities in relation to the financial statements
33 Independent auditors' report to the members of Severn Trent Plc
34 Group profit and loss account
35 Balance sheets
36 Group cash flow statement
36 Reconciliation of net cash flow to movement in net debt
37 Statement of total recognised gains and losses
37 Reconciliation of movements in shareholders' funds
38 Notes to the financial statements
67 Five year summary
68 Shareholder information

FINANCIAL HIGHLIGHTS

	2004	2003	% change
Turnover (£m)	**2,015**	1,852	8.8
Profit before interest (pre goodwill and exceptionals) (£m)	**441**	410	7.5
Profit before interest (pre exceptionals) (£m)	**411**	385	6.8
Profit before interest (post exceptionals) (£m)	**422**	344	22.9
Profit before tax (pre goodwill and exceptionals) (£m)	**273**	250	8.9
Profit before tax (pre exceptionals) (£m)	**243**	225	7.8
Profit before tax (post exceptionals) (£m)	**254**	184	38.0
Earnings per share (pre exceptionals and deferred tax) (p)	**61.4**	58.1	5.7
Earnings per share (post exceptionals and deferred tax) (p)	**53.5**	28.9	85.1
Gearing (%)	**123.9**	112.9	9.7
Final dividend (p)	**29.27**	28.56	2.5
Interim dividend (p)	**17.77**	17.34	2.5
Total dividend for the year (p)	**47.04**	45.90	2.5

Exceptional items in 2004 of a £11.6 million credit comprised of a £19.8 million profit on the sale of land and buildings, a £2.7 million credit from the release of part of the £25.0 million exceptional charge made in 2001/2002 in respect of certain of Systems' CIS-Open Vision contracts in the US and a £10.9 million charge in respect of Hales Waste integration costs.

Exceptional items in 2003 of a £40.8 million charge comprised the net cost of a £46.8 million charge in Services for the impairment of goodwill and tangible fixed assets, and a £6.0 million credit from the release of part of the £25.0 million exceptional charge made in 2001/2002 in respect of certain of Systems' CIS-Open Vision contracts in the US.

Group turnover
£m



1,566.6
2,015.1
00
01
02
03
04

Group profit before tax
before exceptional items
£m



338.7
233.3
242.8
00
01
02
03
04

Earnings per share
before exceptional items
and deferred tax
pence



92.8
61.0
61.4
00
01
02
03
04

Dividends per share
pence



47.04
00
01
02
03
04

- Good full year results
- Increased overall profits from non-regulated businesses
- Severn Trent Water continues to outperform

Group profit before interest, tax, goodwill amortisation and exceptional items* up 7.5% at

£440.6 million

*Goodwill amortisation £29.8 million and exceptional profits of £11.6 million.

We have enhanced our dividend policy such that, barring unforeseen circumstances, full-year dividends per share would be a minimum of 47.04p up to the end of the current review period in March 2005.

Business performance

Severn Trent produced a good performance in 2003/2004. Excluding the impact of exchange rates, turnover rose in all the core businesses of water, waste and laboratories. We have worked hard to balance the expectations and needs of different parties – employees, customers, investors, regulators and communities. Sound day-to-day management is combined with a long-term commitment to sustainability.

Much of our management focus over the year has concerned the preparation of our draft and final AMP4 business plan for Ofwat, setting out our proposed investment plans for 2005-2010. We are confident in our ability to meet new targets for this period, just as we are confident that we will continue to outperform our AMP3 regulatory contract. In respect of 2002/2003 Severn Trent Water has the leading position in Ofwat's Overall Performance Assessment (OPA) of water and sewerage companies. Our charges are also among the lowest in the UK and, under current plans, will be the lowest by 2010.

Whilst developing the future strategy of our regulated business we have pressed ahead with developing Biffa as one of the leading waste management companies in the UK - the biggest event during the year being the acquisition of the former Hales business.

Severn Trent Water and Biffa are sharing expertise and technology in wastewater disposal and energy generation; and Biffa is using Severn Trent facilities in its important integrated management contract for Leicester City Council. We expect such synergies to create further opportunities in the future.

Services delivered good profits in 2003/2004. Severn Trent Laboratories developed its capabilities in several new fields including mould; Severn Trent Services benefited from the management actions taken in 2002 in the Water Purification business.

Reflecting our commitment to environmental leadership, Severn Trent was named as the leading utility in the Dow Jones Sustainability Index for the third consecutive year. This is the first time that any utility has won this category three times in a row.

Group results

Group turnover was £2,015 million, an increase of 8.8% over last year. The turnover of the non-regulated businesses increased by 12.7% to £1,161 million, representing 54.8% of the Group total. Turnover from water and sewerage increased by 4.2% to £957 million. Group profit before interest, tax, goodwill amortisation and exceptional items was up 7.5% to £441 million. The water and sewerage business was up by 3.8% to £338 million. The Group's non-regulated businesses in total were up 18.1% to £123 million, representing some 27% of the Group total.

Group profit before interest, tax and exceptional items was £411 million (£385 million). Group profit before interest and tax was £422 million (£344 million).

The Board is proposing a final dividend of 29.27 pence (28.56 pence) to be paid on 1 October 2004. This would give a total dividend for the year of 47.04 pence, an increase of 2.5%. It is the Board's intention that for the period up to 31 March 2005, barring unforeseen circumstances, full year dividends per share would be a minimum of 47.04 pence.

For the period of AMP4 (from 1 April 2005), the outcome of the AMP4 price review will be a critical input in the determination of the Group's dividend policy. Accordingly, the Board intends to consider its dividend policy for the period from 1 April 2005 to 31 March 2010 following the finalisation of the AMP4 price review.

Based on SSAP24, the Group expects a significant additional pension charge in 2004/2005 that is provisionally estimated to be of the order of around £30 million to £35 million (net of amounts allocated to own work capitalised), with broadly around two thirds to three quarters of this amount expected to be attributable to Severn Trent Water. However, given the preliminary nature of these estimates it is



quite possible that the actual additional pension charge, as a result of these valuations, could be materially different from these estimates. (See Financial Review – pensions.)

Management and staff

Robert Walker will reach retirement in February 2005, having completed nearly six years as Group Chief Executive. His contribution and legacy are considerable.

We are delighted that Robert's successor will be Colin Matthews who joined the Board as a non-executive director in October 2003. Colin has already had a distinguished career at Transco, British Airways and Hays where he has been Chief Executive for the last two years. We are very fortunate to have secured a man of his talents as our leader for the next few years.

Alan Perelman will be retiring as Group Finance Director as of 31 August 2004 and will be replaced by Mark Wilson currently Director of Finance and Regulation in Severn Trent Water. I would like to thank Alan for his dedicated service and wish him well in his retirement.

Brian Duckworth has decided to stand down as Managing Director of Severn Trent Water and from the Severn Trent Plc Board at the end of August but he will continue as an employee of the group until he leaves in March 2005 thus ensuring his expertise is available to help complete the regulatory process for the AMP4 review. Brian has served Severn Trent for 30 years with distinction and we thank him for his outstanding contributions to the group and the water industry, not just in the Midlands but nationally and internationally as well.

Three new non executive directors, Martin Houston, Colin Matthews and John Smith are already making a positive impact on the Board's work. We were sorry to lose Eric Anstee following his appointment as Chief Executive of the Institute of Chartered Accountants. We thank him for his contribution to the Board's work, not least as outgoing Chairman of the Audit Committee.

John Smith took over chairmanship of the Audit Committee from Eric Anstee; the Environment Committee has been renamed the Corporate Responsibility Committee to give a truer reflection of its work, and from now on it will always be chaired by the Group Chief Executive. The former chair, Derek Osborn, is still playing a leading role on that committee.

Marisa Cassoni stepped down as a pension trustee, and we are grateful for her valuable contribution during a time of change in the pensions arena. I would also like to thank Martin Flower for his continuing work as Chairman of the Remuneration Committee and as Senior Independent Director.

I am sad to say that I shall be standing down as Chairman as of 31 December 2004 after nearly nine years on the Board. I expect my successor to be appointed well before then.

Naturally, my thanks must also go to the staff of Severn Trent businesses all over the world. Our continuing ability to meet our objectives and serve our stakeholders is due to their hard work, commitment and levels of expertise.

Outlook

Although the Group expects significant additional pension charges in 2004/2005, we consider that, overall, our core businesses – Severn Trent Water, Biffa and Laboratories – in terms of experience, market position, financial strength and reputation provide a good platform for the future, with the Group well positioned to capitalise on opportunities. Clearly, the future will also bring challenges. Sound management and cost control will therefore remain a key element in our strategy for consolidating our position as the UK's leading integrated environmental services business and increasing shareholder value.

David Arculus
Chairman

Group results are ahead of a year ago and our core businesses – water, waste and laboratories – are in good shape. These three businesses accounted for 83% of Group revenues and over 90% of Group Operating Profit.

Turnover by business
% of group total in 2003/2004


4
1
3
2

1	Water	45%	£956.7m
2	Waste	30%	£633.1m
3	Services	18%	£381.2m
4	Others	7%	£147.1m

Our aim is to establish Severn Trent as the UK's leading supplier of environmental goods and services, and as a major provider of environmental solutions to the large and growing US market.

I am pleased to report a good all-round set of results for my last full year as Group Chief Executive. Our success has been achieved by concentrating on our five strategic fundamentals:

- Giving priority resources and management attention to the core businesses of water, waste and laboratories
- In terms of acquisitions, focusing significant attention on UK waste, with smaller or bolt on acquisitions in laboratories
- Improving or disposing of underperforming assets
- Driving for cost reduction and operating efficiencies in all businesses
- Exploiting Group synergies, in areas like business-wide cross selling initiatives, and better integrating the Group's purchasing, human resources and operating assets

Water
Severn Trent has benefited from the price increase from December 2002's successful interim price determination (IDoK) and also from continuing efforts and initiatives to manage costs and control upward pressures in the business.

Water remains firmly on track to out-perform against its regulatory contract for the current five year period and meet its own stretching targets. On the operating expenditure front, we're confident of achieving £75 million of gross operating cost efficiencies by the final year, 2004/2005. Ofwat's target was £62 million.

The business continues to deliver efficiencies against its £2 billion investment programme and we're confident we will deliver average capital expenditure efficiencies of around 5% over the AMP3 period, measured against the RPI Index. We are on track to deliver all our capital investment obligations.

Our final business plan as submitted to Ofwat for the next five year period aims to achieve the right balance between customer and investor expectations. Our ambition is to deliver noticeable service improvements to our customers whilst maintaining household bills that deliver value for money. At the same time we aim to achieve appropriate financial returns to our investors – all of this, of course, against a background of financial prudence and careful balance sheet management.

For the average bill our final business plan would mean an increase of £57 per household by 2009/2010 in real terms. On the basis of all the plans submitted to the Regulator, this would leave Severn Trent with the lowest average household bill for any water and sewerage company by 2009/2010.

Waste
We are now starting to see legislative and regulatory change impacting on the way we handle and treat our waste.

In the industrial/commercial sector where the waste generated represents 79% of the UK's total waste tonnage, tighter packaging regulations are being implemented. To help customers, Biffa has a well established compliance scheme called Biffpack that has seen membership grow by 10% in the past year.

The Landfill Directive requires 65% of bio-degradable municipal waste to be diverted from landfill by 2020. Responsibility to ensure this happens has been assigned to each Waste Disposal Authority and 25 year PFI treatment and disposal contracts are now being let, with Biffa well placed to compete for them.

Biffa is well positioned to take advantage of these future opportunities, particularly now that the acquisition of Hales has firmly established Biffa as one of the largest integrated waste management companies in the UK.

Against this industry framework, Biffa has achieved a solid overall result, particularly in light of the uncertain economic background. This reflects the strength of Biffa's management and its integrated – Collection, Landfill and Special Waste – business model.



Services
Excluding the impact of exchange rates, turnover and profit before interest, tax and goodwill amortisation improved. This satisfactory result principally reflects the P&K mould testing acquisition in April last year, which has enhanced our core laboratories business and also the significant management actions taken in 2002/2003 in our Water Purification Division to rationalise and improve the cost base and re-focus the business in growth segments.

Severn Trent Laboratories continued to drive forward with its core strategies of firstly, maximising the base business share in the traditional, routine environmental testing areas by low cost, high quality service turnround and secondly, expanding into higher growth, more attractive new areas of testing such as mould, and specialist microbiology.

Our remaining US businesses, Water Purification and Operating Services, made significant strides over the year, probably the most progress of any of our businesses.

Water Purification particularly has made significant improvements. This partly reflects the downsizing in 2002 and more effective IT systems and manufacturing processes, but most recently it reflects more aggressive and targeted sales efforts behind new and higher margin products and technologies.

The Operating Services business continues to strengthen. Contract Operations has delivered organic growth in revenue and we believe this is now the third largest business of its type in the US. The division is currently bidding on $200 million of new business potential in the next six months in addition to the recently signed $65 million Fresh Kills Landfill contract in New York.

Core Businesses
We are confident that our core businesses of water, waste and laboratories are in fine shape to take the group forward. They each share common characteristics of leadership, scale and low cost advantage; among the best management teams in each sector; consistent strong past performance and long-term opportunities for profitable growth.

Outlook
The past year's results have clearly benefited from a focused strategy, disciplined management and tight cost controls throughout the business and we are confident that we have the right platform for the future.

As this is my last report as Group Chief Executive I must stress that everything Severn Trent has achieved has been made possible by the enthusiasm and skill of all my colleagues. I shall miss them greatly but I know they will give my successor the same excellence and dedication which will serve the Group well in the future.



Robert Walker
Group Chief Executive

Severn Trent generates revenues of £2.0 billion and employs over 15,000 people across the UK, US and Europe. We are increasingly focused on the industrial and commercial sectors to help business customers meet environmental objectives.

	Business	Key strengths
WATER	**Severn Trent Water** provides essential water and sewerage services to around 3 million households in England and Wales. It also provides products and services to business customers in its region. It has a good track record on service levels, gross operating cost efficiencies and quality, and environmental compliance. **For further information please visit www.stwater.co.uk**	· Track record of outperforming regulatory contract · Strong management structures and cost controls · Good account management for business customers · Excellent customer service, quality and biodiversity record
WASTE	**Biffa** is one of the UK's largest integrated waste management businesses, providing collection, landfill and special waste services to local authorities and industrial/commercial clients. It has around 90,000 customers, and an infrastructure that includes 34 operational landfill sites and 13 special waste treatment facilities. It also has 11 operational facilities in Belgium. **For further information please visit www.biffa.co.uk**	· Specialist fleet achieving high levels of fuel and operational efficiency · Over 30 landfill sites with good geographic coverage and high environmental standards · Special waste solutions based on innovation and new technologies · Strong IT infrastructure delivering synergies and efficiencies · Good strategic partnerships in recycli
LABORATORIES	**Severn Trent Laboratories** (STL) is the largest environmental testing company in the world, providing environmental analysis services in the US and the UK. It has 31 laboratories and 21 service centres in the US, and 4 laboratories and 1 service centre in the UK. **For further information please visit www.stl-inc.com www.stl-analytical.co.uk**	· Record of innovation and being at the forefront of new markets · History of successful acquisitions and organic growth · Reputation for good customer service · Client list of leading US and UK companies

Performance highlights	Outlook
• Turnover up 4.2% at £956.7 million • Top-performing water and sewerage company in Ofwat's latest Overall Performance Assessment • Total AMP3 gross operating efficiencies of some £69 million, £17 million more than Ofwat targets • Started £16 million programme to generate 13% of annual energy needs from renewable resources	In December 2004, Ofwat will announce the final determination of its AMP4 price review for the years 2005-2010. Until this is finalised, there is some uncertainty about the outlook for all water companies. However, Severn Trent Water is well on track to outperform Ofwat's AMP3 targets for the five year period to 2004/2005. It is also well positioned to benefit from the new competition framework for large customers, which comes into operation for 2005.
• Turnover up 23.9% at £633.1 million • Acquisition of Hales strengthens position as one of the UK's largest waste management companies • Extended contracts with local authorities, working towards achieving new recycling targets • Boosted capacity to generate power from landfill gas to around 90MW in the UK	Legislation and taxation will drive demand in the UK for alternative methods of waste disposal in the UK. Aided by its experience in Belgium, Biffa is in a strong position to capitalise on this. Its expertise in special waste will also help it use the openings created by the Landfill Directive in the UK.
• In local currency, turnover in the US up some 8%, and in the UK up 2% • Acquisition of P&K, a microbiology business with a high profile in the growing market for indoor air quality testing in the US • Acquisition of Aerotech strengthens presence in south-western US, and puts STL at forefront of markets for indoor air quality, food microbiology, and industrial hygiene • Opening of new service centres in US extends geographical strength	The STL strategy to be a leader in high-end markets continues to present new opportunities in emerging markets such as indoor air quality and mould, food microbiology, endocrine disrupters, and perchlorate testing. In the US, legislation concerning harbour infrastructure and dredging cleanup also positions STL favourably for the high growth market of sediments analysis. In the UK, EU legislation like the Water Framework Directive, the Groundwater Directive, and the Landfill Directive will create new openings for growth.

For information on our other businesses visit the following websites:

Severn Trent Services **www.severntrentservices.com**
Severn Trent Water International **www.stwaterinternational.com**
Severn Trent Systems **www.aseriti.com / www.worksuite.com**
Severn Trent Retail Services **www.stretailservices.co.uk**
Severn Trent Utility Services **www.stutilityservices.co.uk**
Severn Trent Property **www.severntrentproperty.com**
Charles Haswell and Partners **www.haswell.co.uk**

Severn Trent Water achieved another good performance in 2003/2004 building on the strong foundations we have put down in previous years. We remain well positioned to outperform our regulatory contract for the period 2000 to 2005.

Turnover
£956.7 million

Profit before interest, tax, goodwill amortisation and exceptional items* up 3.8% at
£337.9 million

*Goodwill amortisation £1.3 million and exceptional profits of £19.8 million.

Performance
In 2003/2004 turnover from water and sewerage services increased by 4.2% to £956.7 million. Contributing to this rise in turnover were the price increases resulting from the IDoK of December 2002, in which Ofwat allowed our request to raise prices by 2.1% above inflation from April 2003. The IDoK increase benefited turnover by some £19 million. In addition, increased consumption by metered customers during the dry hot Summer is estimated to have added some £2.5 million to turnover in the year.

Profit before interest, tax, goodwill amortisation and exceptional items was up 3.8% to £337.9 million. Goodwill amortisation was £1.3 million (£0.1 million), and profit before interest and tax, excluding exceptional items, was £336.6 million (£325.4 million). Including an exceptional profit of £19.8 million from the sales of land and property, profit before interest and tax was £356.4 million (£325.4 million). Given its magnitude, the profit from the sale of fixed assets of £6.7 million was not treated as exceptional in 2002/2003. There was an additional pension charge (net of amounts allocated to own work capitalised) of £1.8 million for water and sewerage to reflect the valuation of pension schemes (see Financial Review – Pensions).

Outperforming the regulatory contract
Our programme for delivering gross operating cost efficiencies, in line with Ofwat's AMP3 targets for 2000-2005, continued to make good progress in 2003/2004. Direct operating costs in 2003/2004 (excluding corporate management charges) of Severn Trent Water were £378.3 million, a reduction in real terms of £0.3 million or 0.1%. Excluding the impact of inflation, gross operating cost efficiencies in 2003/2004 amounted to £8.1 million although these efficiencies were offset by cost pressures of £7.8 million. At 31 March 2004, total AMP3 gross operating cost efficiencies amounted to approximately £69 million, some £17 million more than our Ofwat target. However, these cost efficiencies have been offset by new cost pressures amounting to around £60 million. Total AMP3 gross operating efficiencies for AMP3 are expected to reach £75 million in 2004/2005, though again they will be offset by cost pressures that, excluding the expected additional pension charge in 2004/2005 (see Financial Review – Pensions), are expected to be of a broadly similar amount.

In 2003/2004 we invested approximately £442 million in programmes to improve drinking water quality, the effluent from our sewage treatment works and a range of customer service improvements such as sewer flooding. We continued to deliver efficiencies against our investment programme of approximately £2 billion for the 5 year period. The programme is on track to deliver average capex efficiencies of around 5% as measured against the Retail Prices Index, or 12% against the Construction Output Price Index.

Profit from the sale of fixed assets was £19.8 million (£6.7 million), arising from the sale of land and property. In previous years the profit from the sale of fixed assets has been included within (and has therefore reduced) the operating costs of Severn Trent Water. In this year, as the profit from the sale of fixed assets is significantly larger than last year, the continuance of this treatment would unduly flatter the year-on-year trends for operating costs. Accordingly, operating costs (as set out above) have been stated after excluding any benefit from fixed asset disposals for all years.

The 2005-2010 price review
A critical activity in 2003/2004 was the preparation of our strategic business plan for AMP4, Ofwat's fourth asset management plan since privatisation, which covers investment and prices for the period 2005-2010.

In drawing up our business plan, we have had to balance often conflicting pressures and expectations on price levels and investor returns; environmental and customer service improvements; efficiency and operational risk. With this in mind, our main strategic objectives for 2005-2010 relate to: securing services advances already achieved; further ensuring the reliability of water supply; meeting new obligations on drinking water quality and the environment; satisfying key customer service concerns; and providing an attractive investment opportunity. Ofwat will make an interim determination on AMP4 in August 2004, and a final determination in December. Any new price limits will come into effect from April 2005.

Water supply
Low Autumn rainfall in 2003 meant that the year was one of the driest on record. As a result some of our reservoirs were less than 60% full at the start of winter, at least a third behind normal levels. However, by using measures like taking water from the river Severn to supply Birmingham, we maintained water supply to all our customers.

CASE STUDY

OUTPERFORMING OUR SECTOR ON SERVICE AND QUALITY

Ofwat's 2002/2003 Overall Performance Assessment showed Severn Trent Water was the UK's top-performing water and sewerage company. In 2003/2004 we have maintained, and improved, the quality of our service to customers.

Each year Ofwat publishes a report on the levels of service provided by water companies to their customers. The report includes an Overall Performance Assessment (OPA) which compares companies' performance on measures like water supply, sewerage services, customer service and environmental impact. It is thus an extremely important gauge of the quality of service that companies are delivering.

The most recent OPA was published in March 2004, and evaluated companies' performance in 2002/2003. We were delighted that the assessment showed Severn Trent Water to be the UK's top-performing water and sewerage company, once our revised leakage targets had been taken into account.

Although the assessment covers the previous year, we are confident that we maintained the quality and efficiency of the service we deliver. Indeed we improved on it in 2003/2004.

Two IT projects implemented in 2003/2004 contributed to improved efficiency and customer service. The first uses mobile technology to improve the efficiency of Severn Trent's mobile workforce, by delivering information such as job details, location maps, biodiversity plans, and health and safety information direct to their laptop computer.

The second – Integrated Customer Experience or ICE – improves customers' experience when they phone our operations call centre. Information from different systems is presented to customer service agents in a single, intuitive format, enabling them to complete customer requests more quickly and efficiently.

The longer-term impact of climate change means that dry years such as 2003 are likely to become more frequent, and our strategic planning for the future takes account of this.

In July 2003, we changed the way we collected data on water consumption by our customers; based on this and other new information we recalibrated our total leakage on the company's and customers' pipes to 549 Ml/d for 2002/2003. We worked with Ofwat to establish new leakage targets for March 2005 and we have started to put in place improved monitoring systems to measure losses from trunk mains and service reservoirs.

Competition and commercial customers

The Water Act 2003, which came into force in November, set a framework for introducing competition in the water industry. Ofwat is currently working with the water industry to determine the detailed rules for the new competition regime, which will apply to business customers using more than 50 mega litres of water a year – just under 300 businesses in our region.

We look forward to the arrival of competition in 2005, and we are confident that we can offer an excellent product range and account management to business customers inside or outside our region. At the same time, we remain equally focused on serving these customers – whether domestic or commercial – that are not affected by the new competition rules. In advance of the new competition framework, Severn Trent Water already supplies value-added services and products to a number of household names. For example, confectioner Thorntons installed our Data Monitor product to track water supply used and effluent produced, in an effort to minimise resource use and maximise efficiency. Experts on our Waste Guardian team helped brewer Carlsberg to use carbon dioxide, a natural by-product of brewing, to correct pH levels in caustic wash water, keeping its effluent discharges within environmental consent limits.

Severn Trent Utility Services continues to provide asset and customer management solutions to companies in the utility, rail and transportation, retail and financial services sectors. In 2003/2004 it won the Business Innovation award at the annual Utility Industry Achievement Awards. Our Severn Trent Retail Services business, was created to offer products such as gas, electricity, insurance and telecommunications services.

Environment and community

Corporate responsibility is firmly embedded in Severn Trent's business, and we recognise that our work has a significant impact on the environment and communities of the Midlands. We support hundreds of projects across the region, all with a sustainability agenda and, following the launch of our Biodiversity Action Plan in 1999, we have conducted rigorous ecological assessments of around 1,800 sites.

In 2003/2004 our work on two projects – Aston Hall, and the Meriden to Highters Heath trunk main – was recognised when we won first and second place at the Green Apple Environment Awards, which promote environmental best practice amongst companies, councils and communities. The Aston Hall project was also recognised at the Chartered Institute of Water and Environmental Management awards.

Energy management is an important aspect of our commitment to environmental leadership. Severn Trent Water already has combined heat and power (CHP) units on sewage digesters at seven sites, and in 2003/2004 we embarked on a £16 million programme that will enable us to generate 27 megawatts of power, more than 13% of our energy needs, through new CHP units. In terms of our community involvement, much work is targeted at education. In 2003, we introduced our 'Wet Water Wizard' to Midlands schoolchildren. This cartoon character is designed to teach children about the water cycle and the importance of valuing water. The initiative includes DVDs, videos, and comics for schoolchildren, and links to the national curriculum in science and geography.

Outlook

The AMP4 pricing review is enormously important to the outlook for Severn Trent Water. As we await its outcome, we are confident that the regulators understand that Severn Trent has achieved significant efficiencies in its work but that further investment is nevertheless still needed. It is widely understood that prices for customers will have to rise, but the average household water bill in the Midlands will still be among the best value in the country. In addition, the price increases we have asked for will enable us to deliver clear benefits to our customers, as well as further environmental improvements. Our record against the current AMP3 regulatory contract and on Ofwat's Overall Performance Assessment, combined with the opportunities that competition will create, gives us a good platform for the future.

The two main stories in our Waste business in 2003/2004 were the acquisition of Hales and the way that legislation has continued to create new opportunities in all areas of the business – collection, landfill and special waste. The Hales' acquisition means that Biffa is now even better placed than previously to capitalise on these new opportunities.

Turnover up 23.9% at
£633.1 million

Profit before interest, tax, goodwill amortisation and exceptional items* up 16.6% at
£79.2 million

*Goodwill amortisation £21.3 million and exceptional costs of £10.9 million.

At the core of Biffa's performance and results in 2003/2004 were the acquisition of Hales Waste Control, and the changes that legislation is bringing to the UK waste industry. The acquisition of Hales firmly establishes Biffa as one of the largest integrated waste management companies in the UK; the implementation of legislation is creating new business opportunities for extending local authority contracts and the development of integrated waste management contracts.

Performance

Waste management's turnover increased by 23.9% to £633.1 million, benefiting from the contribution of Hales' turnover. Turnover in the UK rose to £573.9 million, an increase of 25.5%; Belgian turnover rose by 10.4% to £59.2 million. Biffa's profit before interest, tax, goodwill amortisation and exceptional items was £79.2 million, up 16.6% on the previous year. Goodwill amortisation was £21.3 million. There was an exceptional charge for Hales integration costs of £10.9 million. Waste management's profit before interest and tax was £47.0 million (£51.3 million). There was also an additional pension charge of £1.8 million for waste management to reflect the valuation of pension schemes (see Financial Review – Pensions).

On 19 June 2003 Biffa acquired Hales from RMC (UK) Limited for approximately £126 million and paid approximately £15 million (exclusive of VAT) to ING to purchase vehicles and equipment used in the Hales' business, being a total consideration of approximately £141 million (excluding transaction costs). Biffa targeted synergies of around £7.5 million per annum (in terms of run rate) from the integration of Hales. The integration process has gone well and is now close to completion. In 2003/2004, Hales contributed (including synergies) an estimated £10.4m to waste management's profit before interest, goodwill amortisation and exceptional items.

Excluding the impact of acquisitions (Hales £10.4 million, other acquisitions of £0.2 million) and of increased pension charges, Waste management's profit before interest, tax, goodwill amortisation and exceptional items was up by 3.7% compared to last year. The results for the year include the costs of settling legal disputes and insurance credits (of a broadly similar scale). These items have been allocated to UK central costs so as to provide more comparable figures, year-on-year, for the three UK business units of Collection, Landfill and Special Waste.

Collection

Biffa's Collection division works with around 90,000 industrial/commercial customers across the UK, and operates almost 50 local authority contracts. The Biffpack packaging compliance scheme is the third largest in the UK, with over 430 members.

The speedy integration of Hales made it particularly difficult to discern the underlying volume trend. Despite the softness in the industrial/commercial market, Collection turnover in the UK increased to £360.6 million (£270.7 million) in 2003/2004.

Including the contribution of Hales, profit before interest, tax, goodwill amortisation and exceptional items was £51.6 million, up 18.3%. Excluding the estimated contribution from Hales, Collection's profit before interest, tax and goodwill amortisation was down by around 2%.

In 2003/2004, with local authorities striving to meet statutory recycling targets, Biffa was able to extend several contracts with additional services. For example, Stratford-upon-Avon district council extended its contract with Biffa to cover its five-year organic waste recycling scheme. Other new or extended local authority contracts included West Berkshire district council, Tandridge, Woking and Forest of Dean.

Success in gaining important new contracts on the industrial/commercial side continued, capitalising on Biffa's national coverage of depots and supporting IT infrastructure. Following the creation of a new pre-treatment division in 2002/2003, Biffa now has 23 pre-treatment facilities nationwide. Strategic partnerships are extremely important in this area of the business, and in July 2003 Biffa and Kappa Paper Recycling entered into an arrangement under which more than 20,000 tonnes of waste paper a year is expected to be collected and processed. Biffa is also continuing to work with SCA on recycling; and with EMR on the disposal of electrical appliances under the WEEE (Waste Electrical and Electronic Equipment) Directive.

Landfill

Although legislation and increases in landfill tax are likely to drive demand for alternative methods of disposal in the future, landfill remains the primary waste disposal route in the UK. Biffa currently operates 34 landfill sites, and it has been recommended for the ISO14001 environmental management accreditation for its landfill division. Landfill turnover in the UK was up 15.2% to £163.1 million in 2003/2004. Excluding the estimated impact of Hales, landfill volumes, were up by around 3% and unit revenues were up 1%.

CASE STUDY

HALES ACQUISITION STRENGTHENS BIFFA'S MARKET LEADERSHIP

In buying Hales in June 2003, Biffa has strengthened its geographical coverage, its product range and its customer base.

June 2003 saw Biffa acquire Hales Waste Control and RMC Environmental Services, in a £141 million deal that established Biffa as one of the largest integrated waste management companies in the UK.

Hales was one of the top 10 waste companies in the UK, with some 27,000 industrial/commercial customers, 38 operating depots, 8 operational landfill sites, and 5 transfer stations. Its Waste-Safe service for small amounts of special waste is well known in the marketplace, and complements Biffa's existing services for bulk liquid waste.

With around 1,000 employees and 450 industrial/commercial collection vehicles, the Hales integration was a substantial project. Employee and Union consultations had to be undertaken, collection depots and landfill sites had to integrated into the Biffa system; sales forces had to be integrated, and, crucially, a common IT system had to be set up.

The acquisition of Hales gives Biffa greatly increased coverage in London and East Anglia, enabling it to offer better geographical coverage to customers with multiple sites. It also greatly increases Biffa's operational landfill void in the south of England. In addition, the acquisition is delivering important cost efficiencies through improved fleet utilisation. It also enhances the combined company's ability to capitalise on new market opportunities.

Landfill's profit before interest, tax and goodwill amortisation was up 17.6% to £34.0 million, including the Hales' contribution; and up by around 7% if that contribution is excluded.

One important component of the division's work in the year was further preparation for provisions of the Landfill Directive – from July 2004 co-disposal of hazardous and non-hazardous waste will be banned. However, the acceptance criteria for hazardous waste landfill sites will not be determined until next year and the identification processes for the pre-treatment of waste-streams that will no longer be able to go directly to landfill is underway. We also continued the process of obtaining new permits for our sites under the Integrated Pollution Prevention and Control regime.

Two of Biffa's composting sites – Etwall in Derbyshire and Poplars in Staffordshire – received certification to the BSI PAS 100 standard during the year – making Biffa the only compost producer in the UK to have gained this certification at two separate sites.

Special Waste

The Special Waste division's turnover increased by 11.6% to £50.2 million in 2003/2004. Profit before interest, tax and goodwill amortisation for the division was £7.0 million; excluding the estimated impact of Hales, this figure was up by around 7% on the previous year.

With its range of products and technologies for handling special waste, the division is well placed to exploit the opportunities offered by the Landfill Directive and hazardous waste regulations. Hales' Waste-Safe service – sealed, lockable containers for relatively small quantities of hazardous wastes – is an important addition to the packaged waste range of services, which also includes Hazpak and Backtrack. Another important addition to our special waste facilities is SWaRF (Secure Waste and Recycling Facility), a dedicated secure facility for sensitive wastes, such as confidential materials or product recalls.

Biffa's power generation activity is a key component of the Special Waste division. In 2003/2004 we boosted our capacity to generate power from landfill gas to around 90 MW in the UK.

Integrated municipal contracts

In the previous financial year, Biffa won a £300 million integrated waste contract with Leicester City Council, to manage all its waste collection and disposal facilities. Development and implementation of the contract progressed well in 2003/2004 – new facilities including a recycling centre at Bursom and an anaerobic digester plant for organic waste at Wanlip are almost complete. In September, Biffa took over the management of Leicester's community recycling centres, and in February 2004, it began weekly waste and recycling collections from 117,000 households.

Community and environment

Biffa donates its landfill tax credits to community and environment projects through the Biffaward fund. Changes to the Landfill Tax Credit Scheme by the government in 2003 have reduced the scope of Biffaward's contributions to projects and the type of projects it can fund; however, almost £7.5 million was given to community and environment projects in 2003/2004.

In terms of the environment, biodiversity is at the heart of Biffa's work on the 160 sites for which it has stewardship. Following the publication of a Biodiversity Action Plan in 2002/2003, a rigorous audit of all Biffa's landholdings is underway and scheduled for completion by summer 2005.

Belgium

Biffa has 11 operational facilities in Belgium, comprising depots for industrial, commercial and municipal services, a special waste treatment centre and two landfill sites. Belgium's waste disposal legislation and recycling culture is well in advance of that in the UK. Our experience in this market means we are well equipped to take the opportunities offered by the UK's regulatory changes.

Biffa's turnover in Belgium was up 10.4% to £59.2 million. A change in Belgian legislation means that turnover there is now reported gross of the recovery for environmental taxes (making it consistent with the UK), so this has boosted turnover figures for the year. Without the effect of that change, turnover would have been up by about 6%. Profit before interest, tax and goodwill amortisation in Belgium was £3.2 million.

Outlook

Biffa's market position comprising strengths in collection, landfill and special waste continues to provide a sound platform for Biffa's future development and performance. Legislation and increases in landfill tax will continue to drive demand for alternative methods of waste disposal in the UK. Biffa's experience in Belgium means we are well placed to capitalise on these opportunities, as do our recognised high standards in pretreatment and recycling.

Our US and other international businesses delivered good results in 2003/2004, often in difficult market conditions. Strong management had a positive impact on margins and profits, and the high levels of innovation and service achieved in different parts of this group were recognised through prestigious industry awards and accolades.

Turnover down 1.1% at
£381.2 million

Profit before interest, tax and goodwill amortisation* up 13.2% at
£38.7 million

*Goodwill amortisation of £7.2 million

Performance
Severn Trent Services' turnover decreased by 1.1% to £381.2 million in 2003/2004, with a little under 80% arising in the US. Excluding the impact of the exchange rates, turnover increased by around 6%.

Profit before interest, tax, goodwill amortisation and exceptional items was £38.7 million, up 13.2%; excluding the effect of exchange rates, this figure increased by around 16% on the previous year.

Goodwill amortisation for the Services Group was £7.2 million (£8.5 million). Profit before interest and tax was £31.5 million (loss of £21.1 million).

SEVERN TRENT LABORATORIES
Turnover in Laboratories, the largest business within Services, was down 1.0% to £170.1 million, but excluding the impact of exchange rates turnover increased by around 7%. Turnover in the US (in US$) was up by around 8% and turnover in the UK (£) was up by around 2%. A little over 80% of Laboratories' turnover arose in the US.

The US performance took place against a background of difficult markets – for example, federal budget deficits have led to cutbacks in the United States Environmental Protection Agency funding. Nevertheless, excluding the impact of exchange rates, the Laboratories business has continued to grow turnover.

Leading the market
Severn Trent Laboratories expanded its geographical reach in 2003/2004, opening new service centres in five US states – Florida, Indiana, New Jersey, Kansas and Arizona. Its operations now comprise 31 laboratories and 21 service centres in the US, 4 laboratories and 1 service centre in the UK, and a large fleet of mobile laboratories.

Underlining STL's leading service, Shell Oil Products recognized STL as the "Outstanding Contracting Firm of 2003". Karen Petryna, P.E. and Senior Environmental Engineer of Shell Oil Products US said, "In the last year, STL has done a fantastic job providing great customer service for us while getting up to speed with our internal procedures and requirements, taking over a large volume of work in Northern California, and offering project and agency specific support, expertise, documentation, and protocol. STL is a very valuable partner for us."

STL's market leadership is not just size-related; it also takes the form of being at the forefront of emerging areas in contaminant testing. For example, in 2003/2004 it became one of the first commercial laboratories to offer analytical techniques to test for PBDEs. These chemicals are used as flame retardants in, for example, furniture and textiles, but have recently been recognised as being environmental contaminants of worldwide concern.

In addition, through the acquisitions of two US companies – P&K Microbiology Services Inc (P&K) and Aerotech Laboratories Inc – STL is now in a leadership position in the expanding indoor air quality and mould-testing market (see Case Study).

Acquisitions
Two important acquisitions, in 2003 and 2004, framed the financial year. In April 2003 STL acquired P&K Microbiology Services, a microbiology and mycology testing business recognised as a pioneer in mould testing. In March 2004, STL acquired Aerotech Laboratories Inc (Aerotech), another leader in this field, with additional expertise in food testing and industrial hygiene.

Targeted acquisitions have been a key part of STL's strategy for growing its business, and will continue to be so. As with P&K and Aerotech, STL's acquisition strategy is focused on successful, profitable businesses that can add new testing capabilities or geographical coverage.

Outlook
Whilst economic conditions in the US are likely to remain difficult, there are a number of positive market opportunities. Emerging market areas such as indoor air quality and mould, food hygiene, testing for perchlorates, sediments and vapour intrusion all provide good opportunities for profitable growth. On the UK side of the business, EU legislation such as the Water Framework Directive, the Groundwater Directive, and the Landfill Directive is also creating opportunities.

In addition, STL's wide spectrum of technical expertise, and reputation for excellent customer service, means we are well positioned to win both public and private-sector contracts – whether in emerging markets or existing ones.

CASE STUDY

NEW MARKETS IN THE US

Targeted acquisitions have extended STL's capabilities in key emerging markets.

Indoor Air Quality ("IAQ") is a major market opportunity in the US and elsewhere. There is widespread concern that mould and toxic mould could be linked to 'sick building syndrome', and this is creating major legal and financial problems for property owners and insurers.

In April 2003, Severn Trent Laboratories put itself at the vanguard of this market when it acquired P&K Microbiology Services Inc, a business whose staff have worked on many high-profile mould-testing cases in the US.

Eleven months later, Severn Trent also acquired Aerotech Laboratories in Arizona, the US's largest commercial Indoor Air Quality laboratory. Aerotech's analytical services include mould testing, food microbiology, industrial hygiene and bioterrorism response analysis. As well as giving STL a huge presence in the valuable and growing IAQ market, the acquisition also accomplishes other important goals.

First, food microbiology is another emerging market, and represents an area of synergy to STL's existing testing range. Second, it closes a gap in STL's western US coverage. Phoenix, Arizona is one of the fastest-growing cities in the US, and this growth is promoting environmental work relating to infrastructure development. The opportunities for STL thus go far beyond the market potential of IAQ.

SEVERN TRENT SERVICES

Severn Trent Services improved its performance, before the impact of exchange rates. In previous years, work was done to build the Severn Trent brand in the US and worldwide, and these efforts are now starting to deliver results.

In addition, the restructuring programme initiated in 2002/2003 has led to a more focused management approach, and tighter controls on costs. This in turn has helped to increase margins.

Water Purification

The Water Purification division was one of the main objects of last year's restructuring programme, and the benefits are visible. Cost reductions have brought an improvement in margins; and a new integrated IT system has led to opportunities for greater operational efficiency, purchasing synergies, and better inventory management control.

Turnover decreased by 5.3% to £82.9 million, but excluding the impact of exchange rates, turnover was up by around 2%.

Despite difficult markets, Water Purification continued to launch new products and services, and these had a positive impact on results. Among the new technologies were two new introductions to the ClorTec product line, and upgrades of the instrumentation product range.

Of continuing importance was the partnership with Bayer AG on Severn Trent's Sorb33 system for removing arsenic from drinking water. This is now being piloted at 25 sites in the US.

Severn Trent Services' Eclox Water Test Kit has been chosen to receive the prestigious Queens Award for Innovation. A special version of the test kit has been developed for the British Ministry of Defence and there are now over five hundred units in service around the world.

Operating Services

The Operating Services division handles operating and maintenance contracts for customers in the US. Unlike most of Severn Trent Services' businesses in the US, Contract Operations saw positive effects from the weak US economy, since state and local municipalities faced with budget deficits are increasingly looking to public-private partnerships to improve the operating efficiency of water and waste treatment sites.

Turnover in 2003/2004 grew 1.7%, but excluding the impact of exchange rates, turnover was up by around 7%.

Contract Operations delivered organic revenue growth of around 7%. Contract Operations won 32 new contracts; notable among them was significant new business with the Florida Government Utilities Authority.

In contrast, budget deficits are a negative backdrop for the Pipeline Services business, providing minimal support for infrastructure projects. However, last year's restructuring programme and a strategy of cutting costs and focusing on the core business of repair, rehabilitation and flow metering work has borne fruit.

Another positive note was a new contract with the City of St Louis, Missouri, which will continue into 2005. This is the second large contract won with this City exhibiting the strength of our relationship.

Our Metering Services business achieved good growth in 2003/2004. The business landed a large meter contract in Qatar and its new global meter is being introduced in the Middle East and Europe, which will begin to provide additional benefits in the coming year.

Severn Trent Water International (STWI) provides a range of management and consultancy services in Europe and the developing world. Contracts include a public-private partnership to operate water and wastewater services in Umbria (begun in 2002/2003); and longstanding public-private partnerships with the Flemish government in Belgium (Aquafin), and in Portugal with the joint venture company Indaqua. The worldwide Management Services and Consultancy business had key contracts in Russia, the Ukraine and Guyana. Management support and training was provided in many developing countries, particularly in Africa in collaboration with a British government initiative and through Swedish government-funded projects.

In the UK, STWI achieved "Preferred Bidder status" for a major long-term contract with the Ministry of Defence to manage water and wastewater services for sites in Northern, Eastern and South Eastern England. Negotiations of the final contract are in progress.

Associated undertakings contributed £10.7 million (£10.0 million) of profit before interest, tax and goodwill amortisation to the results of Operating Services.

OTHER BUSINESSES

Sales in the UK, North America and Australia led to an improved performance from Severn Trent's Systems group. In Property, there was good progress on current projects.

Turnover up 9.5% at

£147.1 million

Profit before interest, tax and exceptional items*

£5.5 million

*exceptional provision release of £2.7 million

SYSTEMS

Total turnover for the Severn Trent Systems Group in 2003/2004 was £63.6 million, up 3.8% on the previous year. Profit before interest and tax was £5.0 million.

Aseriti supplies IT solutions and services for the private, public and utility sectors in the UK, USA and Australia.

In the UK it won a substantial contract to supply software and expertise to utility infrastructure provider Core Utility Solutions Ltd. It has managed and implemented substantial projects for Severn Trent Water and Severn Trent Plc. These included an IT solution to transfer information on the region's 62,000 mile pipe network from paper maps onto mobile computers. Its latest CIS solution was also delivered and installed to Severn Trent Water in preparation for competition.

In the US, South Maryland Electric Co-operative – one of the ten largest electric co-operatives in the US – went live with CIS-Open Vision in November 2003. CIS-Open Vision is also being used successfully by Snohomish Public Utilities Department, following its implementation in January 2003. In Australia, the energy utility Citipower, based in Victoria, went live with CIS-Open Vision for 269,000 customers in September 2003. Energy supplier ETSA, based in South Australia, went live with 765,000 customers in November 2003, and energy utility Alinta went live with the new upgrade of CIS-Open Vision in February 2004 with 480,000 customers. Alinta now has 99% of its retail customers on CIS-Open Vision, and uses the system to generate 8,000 bills per day.

Worksuite, the work management business of the Systems Group, was restructured into a stand-alone, wholly owned subsidiary. Based in Houston, its market is the UK and primarily North America, where it enjoys a leadership position. The company completed major new sales to FPL, Enbridge and Northeast Utilities. It also advanced its large-scale deployments of its integrated office, web and wireless technology at FPL, National Grid and a Scottish Power affiliate in the UK.

PROPERTY, ENGINEERING CONSULTANCY AND INSURANCE

Total turnover from these businesses in 2003/2004 was £83.5 million (£73.0 million). Profit before interest and tax was £3.2 million (£5.5 million). The reduction in profits reflects the result from Haswells, the Group's engineering consultancy business.

Property

Severn Trent Property was originally set up to exploit the development potential of land surplus to Severn Trent Water's requirements. It also undertakes projects on sites acquired from third parties.

In 2003/2004 good progress was made on virtually all current projects. At Thorpe Park, Leeds – the largest out-of-town office park in the north of England – further buildings were completed for WS Atkins plc, Boxwood plc and the University of Leeds. Major infrastructure, which will give direct access onto the M1 motorway, is now completed.

At Daventry International Rail Freight Terminal, planning permission to extend the project by up to 2 million sq ft was granted during autumn 2003. During the year, a major regional sorting hub was completed for Royal Mail. Remaining undeveloped land within the first phase of the project was sold to another developer.

At Warwick, work has commenced at Tournament Fields, adjacent to Junction 15 of the M40. The site has planning permission for office and business use; infrastructure, including roads and drainage, is under construction.

Engineering

Charles Haswell & Partners offers consultancy services in a wide range of engineering and environmental disciplines. In 2003, two awards paid tribute to the company's expertise. New Civil Engineer and the Association of Consulting Engineers recognised it as the top medium-sized consulting engineer in 2003. Secondly, it was joint winner of the British Geotechnical Society's Fleming Award, for its work on design and construction of a section of the Dublin Port Tunnel Project.

Other activity in 2003/2004 included working with Yorkshire Water Services as a key member of its Eastern Area Wastewater Capital Solution Team. It also made a major contribution to the successful delivery of Severn Trent Water's capital programme.

Charles Haswell & Partners introduced its Environmental Management System in 2003/2004 which is accredited to the ISO 14001:2001 standard.

Insurance

Derwent Insurance, based in Guernsey, Severn Trent's captive insurer provides insurance cover to Severn Trent group companies.

Severn Trent's corporate vision is to be at the forefront of the environmental services industry. Our corporate values of environmental leadership, service and quality are enshrined in our Code of Business Principles and Conduct. They define our business culture and guide our strategies.

Our policy
We strive to be a responsible corporate citizen and recognise that Severn Trent has an important role to play in achieving sustainable development for society as a whole. As part of this commitment, we seek to conserve natural resources and to support the communities in which we operate.

Our role as an environmental services company means that our activities are of intrinsic benefit to society, however, our ability to achieve business success also makes a significant contribution to building a sustainable future. As well as delivering shareholder value, we support the wider community in ways that range from the employment opportunities we offer to our charitable donations.

Vision, values and principles
We aspire to high standards of corporate behaviour as we pursue our vision of leadership in the environmental services industry. To set an ethical framework for our activities, we have published our values and a code of business principles, which are available on our website at www.severntrent.com.

Our values articulate the company's commitment to disposing of waste safely, providing value for money, conserving natural resources, maintaining infrastructure, and complying with all appropriate standards. The code of business principles guides our people as they face day-to-day challenges, and it covers issues ranging from obeying the law to displaying integrity.

Environment
The goal of environmental leadership influenced work at every level in 2003/2004. Projects ranged from auditing Biffa's landfill sites against its Biodiversity Action Plan, to detailed planning on how our businesses will adapt to the existing effects of climate change – for example designing sewerage systems to cope with shorter, more intense bursts of rainfall.

Mitigation of our own environmental impact is also central, and a major achievement in this area is our electricity generation from renewable resources where in 2003/2004 we increased our installed generating capacity to more than 100MW.

Workplace
We are committed to providing a safe working environment for our employees and all other people that come into contact with the company and in 2003/2004 the number of reportable health and safety incidents declined. We also seek to ensure equality of opportunity through a diverse workforce as we believe in the best use of available talent will benefit the business as well as the communities that we serve.

Community
Severn Trent's community affairs programme focuses on environmental education, the built environment and the natural environment. Investment takes cash and non-cash forms, and we are a member of the PerCent Club of businesses, which donate at least 1% of pre-tax profits to the community. Employee volunteering is an important part of this, and the benefits of this work are seen in our business, as well as in the community.

Marketplace
In all areas of Severn Trent's business in 2003/2004 our commitment to corporate responsibility also led to success in the marketplace. For example, Severn Trent's levels of service were recognised in its leading position among water and sewerage companies in Ofwat's Overall Performance Assessment in 2003. The Laboratories business's work on emerging new environmental and health risks, such as toxic mould, is being rewarded with continuing growth.

Biffa's experience in the Isle of Wight, where it diverted over 45% of the island's waste from landfill, is a good platform for offering integrated waste management services to local authorities. A £300 million, 25 year, contract with Leicester City Council is now underway, and there will be other opportunities in this field, as local authorities attempt to reach stringent recycling targets.

Further commentary on Severn Trent's commitment to corporate responsibility in 2003/2004 is available in the company's annual Stewardship Report.

Group results

Group turnover was £2,015.1 million (£1,852.0 million), an increase of 8.8% over last year. The growth in turnover was mainly due to the contribution of the non-regulated businesses, which benefited from the acquisitions made in the year. The turnover of the non-regulated businesses increased by 12.7% to £1,161.4 million (£1,030.6 million), representing 54.8% (52.9%) of the Group total (before the elimination of inter segment trading). Turnover from water and sewerage increased by 4.2% to £956.7 million (£917.9 million).

Goodwill amortisation was £29.8 million (£25.2 million). There was a net exceptional profit of £11.6 million (loss of £40.8 million) – see below.

Group profit before interest, tax, goodwill amortisation and exceptional items was up 7.5% to £440.6 million (£409.8 million). The water and sewerage business was up by 3.8% to £337.9 million (£325.5 million).The Group's non-regulated businesses in total were up 18.1% to £123.4 million (£104.5 million), representing 26.8% (24.3%) of the Group total (before unrealised profit on inter segment trading and corporate overheads).

Group profit before interest, tax and exceptional items was £410.8 million (£384.6 million). Group profit before interest and tax was £422.4 million (£343.8 million).

After interest charges of £168.0 million (£159.4 million), Group profit before tax, goodwill amortisation and exceptional items was up 8.9% at £272.6 million (£250.4 million). Group profit before tax and exceptional items was £242.8 million (£225.2 million) an increase of 7.8%. Group profit before tax was £254.4 million (£184.4 million).

The total tax charge for the year was £69.6 million (£84.3 million) of which current tax represented £33.3 million (£24.8 million) and deferred tax was £36.3 million (£59.5 million). Minority interests were £0.7 million (£0.9 million). Profit after tax and minority interests was £184.1 million (£99.2 million).

Basic earnings per share were 53.5 pence (28.9 pence). Adjusted basic earnings per share (before exceptional items and deferred tax) were 61.4 pence (58.1 pence), an increase of 5.7%.

Operating activities generated a net cash inflow of £733.1 million. The main cash outflows were capital expenditure and financial investment of £487.5 million, equity dividends of £157.7 million, acquisitions of £170.6 million and net financing costs of £148.3 million. The increase in net debt was £243.5 million.

Net debt at 31 March 2004 was £2,749.1 million (£2,505.6 million). Gearing, reflecting the provision for deferred tax, was 124% (113%). The group's net interest charge was covered 4.4 times (4.4 times) by profit before interest, tax, depreciation, goodwill amortisation and exceptional items.

Exceptional items

There was a net exceptional profit in the year of £11.6 million, comprising the net of:

- A £19.8 million profit from the sale of fixed assets, arising from the sale of land and property by Severn Trent Water. Given its magnitude, the profit from the sale of fixed assets was not treated as exceptional in 2002/2003 (£6.7 million);
- A £2.7 million credit from the release of part of the exceptional charge made in 2001/2002 in respect of certain of Systems' CIS-Open Vision contracts in the USA;
- A charge of £10.9 million in waste management for Hales' integration costs.

In 2002/2003, there was an exceptional charge of £40.8 million, comprising the net cost of a £46.8 million write down for impairment in the net book value of some businesses within Services and a £6.0 million credit from the release of part of the exceptional charge made in 2001/2002 in respect of certain of Systems' CIS-Open Vision contracts in the USA.

Taxation

The charge for current tax was £33.3 million (£24.8 million), of which £2.4 million was attributable to exceptional items. The current tax charge of £30.9 million, attributable to profit after interest and goodwill amortisation but before tax and exceptional items is an effective rate of 12.7% (11.0%). The current tax rate has benefited from an adjustment in respect of prior periods.

Pensions

SSAP24, the applicable standard for Severn Trent, uses the results of the last formal actuarial valuations to determine the pension charge in the Group's accounts. This principle has been followed in determining the Group's pension charge for 2003/2004.

The Group has four defined benefit pension schemes, viz: the Severn Trent Water Pension Scheme (STWPS) which is by far the largest of the Group's defined benefit pension schemes, the Severn Trent Mirror Image Pension Scheme (STMIPS), the UK Waste Pension Scheme (UKWPS) and the Severn Trent Senior Staff Pension Scheme (STSSPS).

Formal actuarial valuations have been undertaken for the STMIPS as at 31 March 2003 and for the UKWPS as at 6 April 2003. Given the deterioration in the funding position of these two schemes since their previous formal actuarial valuations, there is an additional pension charge (net of amounts allocated to own work capitalised) of £4.1 million for the Group in 2003/2004 reflecting the results of these valuations.

The Group's pension charge in 2003/2004 in respect of the STWPS and the STSSPS is based on their formal actuarial valuations as at 31 March 2001 when these funds had a combined surplus of around £46 million. Formal actuarial valuations of the STWPS and the STSSPS are currently being undertaken as at 31 March 2004 in accordance with the normal triennial pattern of valuations. Given the deterioration in the funding position of these two schemes since their last formal actuarial valuations, these valuations and the analogous assessment of the Group's unfunded pension liabilities for senior staff are expected to result in a significant additional pension charge for the Group in 2004/2005. Based on SSAP 24, this additional pension charge (net of amounts allocated to own work capitalised), is provisionally estimated to be of the order of around £30 million to £35 million, with broadly around two thirds to three quarters of this amount expected to be attributable to Severn

Trent Water. Given the preliminary nature of these estimates, it is quite possible that the actual additional pension charge, as a result of these valuations, could be materially different from these estimates.

On an FRS17 basis, the estimated net position (before deferred tax) of the Group's defined benefit pension schemes and the Group's unfunded pension liabilities for senior staff was a deficit of approximately £368 million as at 31 March 2004, as compared to a deficit of approximately £325 million as at 31 March 2003. Although the value of assets has increased over the last year, liabilities have increased by a greater amount reflecting, inter alia, the updating of mortality assumptions (to be in line with current experience and to include an allowance for expected further improvements) and a reduction in the real discount rate. Net of deferred tax, the estimated net deficit on an FRS17 basis as at 31 March 2004 was approximately £257 million. On an FRS17 basis the funding level has improved from around 70% at 31 March 2003 to 72% at 31 March 2004.

As at 31 March 2004 the Group's defined benefit pension schemes had total assets of approximately £937 million, of which around 73% was invested in equities.

Further details of the Group's pensions position are contained in note 23 to the accounts.

Treasury management

The Group's treasury affairs are managed centrally and in accordance with its Treasury Procedures Manual and Policy Statement. The treasury operation's primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in interest and (to a lesser extent) currency rates and counterparty credit risk. Its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. A Treasury Committee (appointed by the Board) determines matters of Treasury policy and its approval is required for certain treasury transactions.

It is the Group's strategy to access a broad range of sources of finance to obtain both the quantum required and the lowest cost compatible with the need for continued availability.

On 5 April 2004 Severn Trent put in place a new £700 million Revolving Credit Facility (RCF). This facility replaced two existing facilities – a £600 million RCF and a £160 million bilateral facility. The new RCF comprises two elements: a £200 million tranche maturing in 364 days with a one year term-out option, and a £500 million tranche having a five year maturity.

The Group uses financial derivatives solely for the purposes of managing risk associated with financing its normal business activities. The Group does not hold or issue derivative financial instruments for financial trading purposes. The group uses a limited number of currency swaps and interest rate swaps to redenominate external borrowings into the currencies and interest rate coupon required for group purposes.

The Group's policy for the management of interest rate risk requires that no less than 50% of the Group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2004, interest rates for some 70% of the Group's net debt of £2,749 million were so fixed, at a weighted average interest rate of 6.1% for a weighted average period of 17.9 years. In addition, the group has a £50 million forward start interest rate swap (floating to fixed) that commences during 2004/2005.

The Group's business does not involve significant exposure to foreign exchange transactions. Cross currency swaps are employed to exchange foreign currency borrowings for sterling. The Group also has investments in various assets denominated in foreign currencies, principally the US dollar and the Euro. The Group's current policy is to hedge an element of the currency translation risk associated with certain foreign currency denominated assets.

In August 2003 Moody's Investor Services and Standard & Poors lowered the long term credit rating of Severn Trent Plc and Severn Trent Water Limited.

Long term ratings	Severn Trent Water Limited	Severn Trent Plc
Moody's	A2	A3
Standard & Poor's	A	A–

Further details of the group's borrowings, investments and financial instruments are contained in note 17 to the accounts.

International Accounting Standards

The Group will be required to prepare its financial statements under International Accounting Standards (IAS) for the year ending 31 March 2006, with the Group's first published results under IAS being the 2005/2006 Interim Results.

The Group has commenced a programme of work to prepare for the adoption of IAS. An initial review has been undertaken to identify the differences between IAS and existing UK standards and Group accounting policies. A central project management team has been formed to coordinate the transition process, with working groups from individual subsidiaries involved in the work, with a view also to determining any additional data that may be required to be collected.

Some of the prospective standards are still under review by the International Accounting Standards Board and, in addition, the Group's work in reviewing the impact of existing IAS is still ongoing. Hence, at this time, no definitive information on the impact on the Group of the adoption of IAS is being provided. However, it seems likely that the adoption of IAS will increase the volatility of the Group's reported results and impact its balance sheet.

Potentially significant changes arising from the adoption of IAS are currently thought to include accounting for financial instruments, retirement benefits, fixed assets and renewals accounting, deferred tax and business combinations.

Supplementary information

For supplementary information including the group's preliminary results presentation, see the Severn Trent website (www.severntrent.com).

Alan Perelman
Group Finance Director

BOARD OF DIRECTORS

Board Committees
Membership of Board Committees is as detailed below:

Audit Committee
J B Smith (Chairman)
M L Cassoni
F A Osborn
Secretary – P P Davies

Charitable Contributions Committee
B Duckworth (Chairman)
R M Walker
Secretary – P P Davies

Corporate Responsibility Committee
R M Walker (Chairman)
T D G Arculus
M J Bettington
R S Brydon Jannetta
B Duckworth
L F Graziano
J W Oatridge
F A Osborn
Secretary – P P Davies

Executive Committee
R M Walker (Chairman)
T D G Arculus
J K Banyard
M J Bettington
P P Davies (and Secretary)
B Duckworth
P J Gavan
J W Oatridge
A S Perelman
P K Tandon

Remuneration Committee
M C Flower (Chairman)
M L Cassoni
J D G McAdam
Secretary – P P Davies

Nominations Committee
T D G Arculus (Chairman)
M C Flower
J D G McAdam
F A Osborn
Secretary – P P Davies

Treasury Committee
M L Cassoni (Chairman)
T D G Arculus
T E Jack
A S Perelman
J B Smith
R M Walker
M R Wilson
Secretary – P P Davies

Senior independent non-executive Director
M C Flower

Group General Counsel and Company Secretary
P P Davies, LL.B. Solicitor

David Arculus MA MSc Chairman (58)*
Mr Arculus joined the Board in May 1996 as a non-executive Director and was appointed Chairman on 29 July 1998. He is a non-executive Director of Barclays PLC and was recently appointed as a non-executive Director of mmO_2. From 2002 to May 2004 he was Chairman of Earls Court & Olympia Group Ltd and from 1998 to October 2001 he was Chairman of IPC Group Ltd. Until 1997 he was Group Managing Director of Emap Plc, the international media company, where he played a significant role in the growth of that company. Mr Arculus was formerly a journalist and a producer at the BBC. In April 2002, he was appointed by the Government to chair its Better Regulation Task Force.

John Banyard BScEng FREng FICE FCIWEM (59)
Mr Banyard joined the Board in January 1998. He is an executive Director of Severn Trent Water Ltd with responsibility for asset management. He is also a Director of UK Water Industry Research Ltd, a member of the Court of Cranfield University and the Royal Academy of Engineering Visiting Professor of Water Engineering at Loughborough University. Mr Banyard is a Chartered Civil Engineer and has worked in a number of engineering roles within the group since joining Severn Trent in 1974. He was elected a Fellow of the Royal Academy of Engineering in 1997. He is currently President of the Pipeline Industries Guild.

Martin Bettington BSc MechEng MBA (51)
Mr Bettington joined the Board in November 1994. He is the Managing Director of Severn Trent's waste management business, Biffa Waste Services Ltd. Mr Bettington was previously employed by BET Plc, Biffa's former holding company. He holds an MBA from Manchester Business School.

Marisa Cassoni BSc ACA (52)*
Ms Cassoni joined the Board on 1 September 2001. She is currently Group Finance Director of Royal Mail plc, having previously been Group Finance Director at Britannic Assurance plc from 1998 to 2001. Ms Cassoni qualified as an accountant with Deloittes where she rose to be Corporate Finance Manager. She later moved to the Prudential Corporation, becoming Group Finance Director of the Prudential's UK Division in 1994.

Brian Duckworth BA FCCA FCIWEM FIWO (55)
Mr Duckworth joined the Board in November 1994. He has worked in various roles since joining Severn Trent in 1974 and was appointed Managing Director of Severn Trent Water Ltd on 1 April 1995. Mr Duckworth was appointed as a non-executive Director of Avon Rubber plc and Redrow Plc in 2002. He has served as the President of the Institution of Water Officers and Chairman of Water UK, the water industry's trade association.










Martin Flower BA (57)*
Mr Flower joined the Board in June 1996 and is the senior independent non-executive Director. At the end of May 2004 he retired as Chairman of Coats Ltd, where he had previously been Group Chief Executive.

Martin Houston BSc MSc DIC (46)*
Mr Houston joined the Board on 1 September 2003. He is currently Executive Vice President and Managing Director of BG Group's North American, Caribbean and Global Liquefied Natural Gas business and a member of the Group Executive Committee. He joined BG Group in 1983 and has held a number of technical and commercial roles with a predominantly international focus. He has a BSc in Geology from Newcastle University and an MSc in Petroleum Geology from Imperial College, London. He is a fellow of the Geological Society of London and sits on the board of SIGTTO (Society of International Gas Tanker & Terminal Operators Ltd).

Colin Matthews MA CEng (48)*
Mr Matthews joined the Board on 17 October 2003. He is a Chartered Engineer who has worked in Japan, France, Canada, and the UK. He worked for the (American) General Electric Company for nine years and subsequently spent five years at British Airways, first as Director of Engineering then as Director of Technical Operations, responsible for all aircraft maintenance, IT and procurement. He then joined the Board of Lattice Group Plc as Group Managing Director of Transco until its merger with the National Grid. He has held his current position as CEO of Hays Plc since November 2002. Mr Matthews holds a first class degree in Engineering from Cambridge University.

John McAdam BSc PhD (56)*
Dr McAdam joined the Board on 18 September 2000. He is Chief Executive and a member of the Board of ICI PLC. He joined ICI in 1997 following the acquisition of the Specialty Chemical Businesses from Unilever where he held a number of senior positions in Birds Eye Walls Ltd, Unichema International and Quest International. He was appointed Executive Vice President Coatings and Chief Executive of ICI Paints in 1998, and joined the Board of ICI PLC soon after when he also became responsible for Corporate Research & Technology. He took over as Chief Executive of ICI PLC in April 2003. He is a member of the University of Surrey Business Advisory Group.

Derek Osborn CB (63)*
Mr Osborn joined the Board on 21 September 1998 and is a leading figure in the environmental world. He was Chairman of the UK Round Table on Sustainable Development from 1999 to 2000 and is now a member of the UK Commission on Sustainable Development. He has been Chairman of UNED UK since 1996 and was Chairman of the International Institute for Environment and Development from 1998 to 2002. He is Chairman of Jupiter Global Green Investment Trust and of the international advisory board of ERM CVS. Mr Osborn was Director General of Environment Protection in the Department of the Environment from 1990 to 1995 and Chairman of the Management Board of the European Environment Agency from 1995 to 1999.

Alan Perelman MA MSc (56)
Mr Perelman joined the Board in October 2001 and was appointed Group Finance Director in December 2001. Prior to this he was Group Finance Director at Whitbread from 1990 to 2001. Previous positions held were Group Finance Director at The Gateway Corporation and various positions at Rio Tinto both in the UK and overseas.

John Smith FCCA, Hon. FRIBA (46)*
Mr Smith joined the Board on 3 November 2003. He is a member of the H M Treasury's Public Services Productivity Panel, the Accounting Standards Board and the 100 Group of Finance Directors. He is a Fellow of the Chartered Association of Certified Accountants. After training with a firm of accountants, Mr Smith joined the British Railways Board, moving up over a period of 14 years to head up their corporate demerger team. In 1989 he moved to the BBC, becoming Director of Finance, Property and Business Affairs in 1997. Mr Smith has held a non-executive directorship with Vickers Plc, was a member of the advisory board of Zurich Financial Services UK and was a Director of the Royal Television Society.

Robert Walker MA (59)
Mr Walker joined the Board in May 1996 as a non-executive Director. He was appointed Deputy Chief Executive in July 1999 and became Group Chief Executive in August 2000. He has previously worked for Procter & Gamble, McKinsey & Company and PepsiCo Inc. where he was a Division President. Mr Walker is also a non-executive Director of Wolseley Plc and BAA Plc.

*Non-executive Director







Top row
David Arculus
Robert Walker
Alan Perelman
Brian Duckworth
Martin Bettington
Colin Matthews
John McAdam

Bottom row
Martin Flower
Marisa Cassoni
Derek Osborn
John Smith
John Banyard
Martin Houston

The Directors present their report, together with the audited financial statements of the group for the year ended 31 March 2004.

Principal activities

The principal activities of the group continued to be the supply of water and sewerage services, waste management and the provision of environmental services. These are described in more detail, together with a review of the group's business and future developments, on pages 8 to 14 which should be read in conjunction with this report. Details of the principal joint venture, associated and subsidiary undertakings of the group at 31 March 2004 appear in notes 12 and 25 to the financial statements on pages 48, 49, 65 and 66.

Dividend and reserves

Details of dividends paid, payable and proposed are set out in note 8 to the financial statements on page 46. Subject to approval at the Annual General Meeting, the recommended final dividend of 29.27p (2003: 28.56p) net for each ordinary share will be paid on 1 October 2004 to shareholders on the register at the close of business on 18 June 2004. This, together with the interim dividend of 17.77p (2003: 17.34p) per share, which was paid on 6 April 2004, brings the total for the year to 47.04p (2003: 45.90p). Proposed transfers to/from reserves are set out in note 20 to the financial statements on page 56.

Share capital

Details of movements in share capital are shown in note 19 to the financial statements on page 55.

Resolutions will be proposed at this year's Annual General Meeting ("AGM") to renew the Directors' authority to:

- allot relevant securities (within the meaning of Section 80 of the Companies Act 1985);
- issue equity securities for cash without first having to offer these securities to existing shareholders; and
- make market purchases of the company's own ordinary shares.

Full details of these resolutions are included in the Notice of the AGM which is circulated to all shareholders.

Substantial shareholdings

As at 7 June 2004 the company had been notified of the following substantial shareholding:

	Number of ordinary shares of 65⁵⁄₁₉p each	%
Legal & General Investment Management Limited	11,259,833	3.26

Directors

A list of Directors and their background details appear on pages 18 and 19. Full details of their service contracts, emoluments and share interests can be found in the Remuneration Report on pages 25 to 31. No Director had an interest in the shares of any subsidiary undertaking. No contract significant to the company's business in which a Director had a material interest was entered into during the year.

Mr M J Houston, Mr C S Matthews and Mr J B Smith joined the Board as non-executive Directors on 1 September 2003, 17 October 2003 and 3 November 2003 respectively.

Mrs C Tritton and Mr E E Anstee retired from the Board on 30 July 2003 and 15 December 2003 respectively.

In accordance with the company's Articles of Association Messrs J K Banyard, B Duckworth, M J Houston, C S Matthews, F A Osborn, J B Smith and Dr J D G McAdam retire at the AGM and, being eligible, offer themselves for reappointment. The Nominations Committee supports and recommends the proposed reappointments.

The company has recently announced a number of changes regarding its Directors. It has been agreed that Mr T D G Arculus will step down as Chairman of the Board as he will soon be appointed Chairman of mmO_2. However, in order to provide continuity to the Board during a time of change and also assist in the finalisation of Severn Trent Water's AMP4 determination, it was considered to be in the best interests of the company for him to remain in post until 31 December 2004. Mr R M Walker will retire as Group Chief Executive on 2 February 2005 and will be succeeded by Mr C S Matthews. Mr A S Perelman will retire as Group Finance Director on 31 August 2004 and will be replaced by Mr M R Wilson. Mr B Duckworth will step down from the Board at the end of August 2004. Mrs R S Brydon Jannetta will join the Board, as an executive Director, in September 2004.

Corporate governance

The company attaches great significance to the maintenance of good corporate governance procedures and adherence to best practice recognising that they play their part in creating a framework which can provide increased benefits for shareholders.

Following the issue of a revised Combined Code on Corporate Governance (the "Revised Code") in July 2003, which incorporated recommendations from the reports on the Role and Effectiveness of non-executive Directors (the Higgs Report) and Audit Committees (the Smith Report), the company has carried out a review of its corporate governance arrangements and made changes as necessary and appropriate.

As the Revised Code became effective for accounting periods starting on or after 1 November 2003, this report has been prepared on the basis of the previous Combined Code on Corporate Governance (the "Code"). However it is anticipated that the company will be compliant with virtually all provisions of the Revised Code for the new financial year.

Throughout the year ended 31 March 2004 the company has been in compliance with the provisions set out in Section 1 of the Code and applied its principles as follows:

The Board

The Board currently consists of five executive Directors and eight non-executive Directors. The Board has reviewed the status of the non-executive Directors and has confirmed that, with the exception of Mr C S Matthews as Group Chief Executive Designate, it regards them as being independent. At the time of his appointment as Chairman of the company Mr T D G Arculus was considered to be independent. However, in accordance with the Revised Code, he is now deemed not to be independent.

The Board meets ten times each year and convenes additional meetings as and when required. The Board has established a formal schedule of matters which are specifically reserved to it for decision thereby ensuring that it maintains control over strategies and financial and key operational issues. It has also put in place an organisational structure with clearly defined lines of responsibility and delegations of authority, which are reviewed from time to time.

Attendance at the regular meetings of the Board during the year by the current-serving Directors was 97%.

In addition to the Board meetings, the non-executive Directors, including the Chairman, meet separately on a regular basis and also have an annual meeting at which time there is an opportunity for the non-executive Directors to meet without the Chairman.

A rigorous and formal review of the effectiveness of the Board was undertaken by the Chairman and the Company Secretary. The results of the review were reported to the Board and a number of resultant changes have been introduced to improve the Board's effectiveness.

All non-executive Directors who joined the Board during the year have undertaken a course of induction. Furthermore, the training needs of all Directors have been reviewed and appropriate training identified as part of a continuing process.

Board Committees

The Board has delegated certain powers and duties to the Board committees all of which operate within clearly defined terms of reference and in accordance with the Code, where applicable. All the committees meet regularly throughout the year except for the Nominations Committee which meets when required, but in any event, at least twice a year. The membership of the committees is set out on page 18.

The terms of reference and membership of the Audit, Remuneration and Nominations Committees (the "Principal Committees") have been reviewed in line with the Revised Code and Smith Report, as appropriate. The terms of reference for each of the Principal Committees are available on the company's website (www.severntrent.com) or on written request to the Company Secretary (at the address given on the back cover).

Each of the Principal Committees has reviewed its effectiveness and any necessary actions have been identified and reported to the Board. In the case of the Remuneration Committee the review process is continuing.

Audit Committee

Membership of the Audit Committee now consists entirely of independent non-executive Directors. Appointments to the Audit Committee are made by the Board. By invitation of the Audit Committee other individuals such as the Chairman, Group Chief Executive, Group Finance Director, head of Internal Audit and representatives of the external auditors (PricewaterhouseCoopers LLP) will normally be in attendance for all or part of the Audit Committee's meetings. The Audit Committee also meets privately with both the external and internal auditors. During the year the Audit Committee met five times and attendance by the current-serving Directors was 93%.

Remuneration Committee

The Remuneration Committee also consists entirely of independent non-executive Directors. It determines, on behalf of the Board, the company's policy on the remuneration of executive Directors, the Chairman of the Board and a number of the company's senior executives. Further details on remuneration issues are given in the Remuneration Report on pages 25 to 31. During the year the Remuneration Committee had seven meetings. Attendance by the current-serving Directors was 95%.

Nominations Committee

The Nominations Committee comprises all non-executive Directors the majority of whom are independent. It makes recommendations to the Board on the appointment and, where applicable, re-appointment to the Board of both executive and non-executive Directors, considers succession planning and related issues. During the year the Nominations Committee met on four occasions. Attendance at those meetings by the current-serving Directors was 100%.

Treasury Committee

The Treasury Committee determines matters of treasury policy and its approval is required for certain treasury transactions. The group's treasury affairs are managed centrally and in accordance with its Board approved Terms of Reference, its Policy Statement and the Treasury Procedures Manual. Compliance with these policies and procedures is monitored by management, by the group's internal auditors and, to the extent necessary to support their audit report, by the external auditors.

Corporate Responsibility Committee

The Corporate Responsibility Committee's principal terms of reference are to help further develop both the company's environmental leadership, strategy and objectives and address matters relating to corporate social responsibility.

The company's corporate vision is to be at the forefront of the environmental services industry. The company has a policy statement that defines how the vision is incorporated into its activities in relation to the environment, corporate social responsibility and sustainable development.

The company complies with the guidelines issued by the Association of British Insurers on socially responsible investment and reporting on social, ethical and environmental matters. The most recent annual Stewardship Report may be obtained from the company's website (www.severntrent.com) or by sending a request for a free copy to the address given on the back cover.

Charitable Contributions Committee

The Charitable Contributions Committee meets as required throughout the year to award donations to charities from a budget approved each year by the Board.

Executive Committee

The Severn Trent Executive Committee has delegated authority to approve capital and other expenditure within defined limits. The Executive Committee is responsible for reviewing the financial and operational performance of all companies within the group and in establishing, or supporting the Board in establishing, policies covering organisational and employment matters.

A statement by the Directors covering their responsibilities in relation to the group's system of internal control is set out on pages 22 and 23. A statement regarding the adoption of the going concern basis for the preparation of the financial statements is set out on page 24.

Auditors

As of 1 April 2003 the Board has instituted formal policies and procedures so as to minimise the risk of the independence and objectivity of the group's external auditors (the "Auditors") being compromised. The primary policies in place include the following safeguards:

In their assessment of the independence of the group's Auditors, the Audit Committee receives annually in writing details of relationships between the Auditors and the group, which may bear on the Auditors' independence and receives confirmation that they are independent of the group as required by auditing standard SAS 610.

The Audit Committee meets with the Auditors three times a year, with executive management in attendance by invitation. The Audit Committee and the Auditors also hold separate meetings on these occasions without the attendance of executive management and at any other time at the sole discretion of either the Audit Committee or the Auditors.

The Audit Committee annually reviews the level of the Auditors' fees in respect of the audit of the financial statements of the group and its subsidiaries at the same time as considering the adequacy of the Auditors' proposed audit plan.

In addition to the annual appointment of Auditors by the shareholders, the Audit Committee reviews the Auditors' performance on an on-going basis. Due to the longevity of the incumbent Auditors' appointment, the Audit Committee has decided to commence a formal selection process. It is intended that the Auditors selected, using a competitive process, should be in place in time for the audit review of the group's 2005/2006 interim results. PricewaterhouseCoopers LLP, the group's current Auditors, have been asked to participate in this process.

The Board has instituted the following policies in relation to the performance by the Auditors of services for the group:

Audit-related services (including reporting on regulatory accounts and other regulatory matters, covenants and other borrowing related matters and Stock Exchange circulars)
Subject to conflict of interest or other pertinent issues impacting delivery of services, the Auditors are used to perform such work on behalf of the group.

Tax compliance and tax advisory services
Given their knowledge of the group, subject to conflict of interest or other pertinent issues impacting delivery of the services, the Auditors are used to undertake tax compliance and general tax advisory services. Specific projects are assessed on a case by case basis, depending on who is best suited to perform the work.

Internal audit services
The group has its own internally resourced Internal Audit Department ("Internal Audit") with a direct and independent reporting line to the Audit Committee. It is the intention that no such services should be provided by the Auditors, except on rare occasions in relation to standalone projects, where specialist skills are required and then only with the express, prior authorisation of the Audit Committee Chairman.

Transaction related services
Historically the Auditors have generally been used for such work. A competitive selection process has been undertaken to decide who should undertake transaction related services for the group, which concluded that the Auditors would generally be used to supply these services.

Other advisory services (excludes services for the above four categories)
Each project is assessed on a case by case basis, depending on who is best suited to perform the work. Any material project for 'other advisory services' (where fees payable to the Auditors exceed £100,000) would be the subject of a competitive selection process. Further, any projects for 'other advisory services' where fees payable to the Auditors would exceed £500,000 must be approved by the Audit Committee.

The level of non-audit services provided by the Auditors and the associated fees are considered annually by the Audit Committee in the context of the Auditors' independence, as part of the Audit Committee's review of the adequacy and objectivity of the audit process. An analysis of fees payable to the Auditors in respect of audit and non-audit services is provided on page 44.

It is the group's policy to seek rotation of the Auditors' principal engagement partner as a matter of course every five years and, where deemed appropriate by the Audit Committee, of other key members of the audit team.

The adequacy of both the Auditors and Internal Audit has recently been reviewed by the Audit Committee.

Reappointment of Auditors
A resolution proposing the reappointment of PricewaterhouseCoopers LLP as Auditors will be put to the AGM.

Internal control
The Board has overall responsibility for the group's system of internal control and for reviewing its effectiveness. The Board has formally established policies and processes for identifying and evaluating the significant risks faced by the group. There are established procedures for managing these risks, of which the key elements are: an organisation structure with clear lines of accountability; regular, structured reviews of business risk by senior management; a scheme of delegated authority; pre-approval of plans, budgets and significant investments; and monthly reporting of financial results and other key business monitors.

The executive Directors and senior management teams of each of the principal subsidiary companies have identified the risks facing their businesses and have made an assessment of the impact of those risks. The controls that are in place to manage each of the more significant risks in each unit have been identified within a comprehensive control framework and an assessment has been made of the effectiveness of these controls.

The Directors of each of the principal subsidiary companies regularly consider new risks and threats and control weaknesses that may have become apparent and report at six-monthly intervals to the Group Chief Executive. They also conduct an annual review of the risks facing their businesses and report on this review in one of the six-monthly reports.

The Board reviews risk management and the effectiveness of the system of internal control through the Audit Committee. The Audit Committee meets at least three times a year and both the head of Internal Audit and the Auditors have direct access to the Chairman of the Audit Committee. The Audit Committee receives reports on a six-monthly frequency from the Group Chief Executive on the significant risks faced by the group, an assessment of the effectiveness of controls over each of those risks and an action plan to improve controls where this has been assessed as necessary. Any significant control weaknesses that have been identified are also reported to the Audit Committee. The Audit Committee also receives reports from Internal Audit and from management on specific control issues, agrees audit strategies and reviews reports from management on the financial results of the group. In addition, the Auditors present their audit strategy to the Audit Committee and report on significant control issues upon completion of their audit. The Chairman of the Audit Committee reports to the Board.

The Directors confirm that there is an ongoing process for the identification, evaluation and management of the significant risks faced by the group. This process has been in place throughout the year ended 31 March 2004 and up to the date of approval of the Annual Report and Accounts. It accords with the guidance in the report on Guidance on internal control (The Turnbull Guidance). A sound system of internal control is designed to manage risks but cannot eliminate them and therefore provides reasonable but not absolute assurance against a company failing to meet its business objectives or against material errors, losses or fraud or breaches of laws or regulations.

Employees

The group employed 15,973 people as at 31 March 2004 (2003: 14,890). Of these 5,099 (32%) were employed in the water business, 5,241 (33%) in the Biffa waste business and 4,781 (30%) in the Severn Trent Services businesses. The numbers in Biffa have increased as a result of the acquisition of Hales Waste in 2003. Approximately 29% of employees continue to be based outside the UK, mainly in the USA, Belgium and Italy. The proportions of employees in each of the major business units continue to reflect the diversity of the group's activities.

The larger group companies now each have their own intranets which form a major communication channel with their employees in addition to in-house magazines and tool-box talks.

Group companies continue to maintain positive relationships with the recognised trade unions and with other elected representatives. The group's annual meetings of the European Consultative Council are a further opportunity to develop a dialogue with employee representatives and promote their better understanding of the future issues facing our businesses in Europe.

The group has undertaken a major review of its pension strategy with the objectives of reducing risk, maintaining affordability and demonstrating equity. As a result of this review three new pension options were made available to new employees from 1 April 2004, namely a defined contribution scheme, an average salary scheme and a revised final salary scheme. Details of these revised options have been circulated to employees.

The group's "Lifestyle" flexible benefits scheme continues to expand amongst UK based employees and with its introduction to Biffa staff in October 2004 will cover over 8,000 employees.

The group continues to focus on the development of employees at all levels. In Biffa there has been a significant effort in harmonising the driver training programme to incorporate the best from the Biffa and the Hales driver training schemes. This has been further extended by the launch of an NVQ scheme which underpins the in-house scheme by linking it to a national standard.

Three of the training programmes in Severn Trent Water received awards: The Institute of Leadership and Management Award for Excellence in Supervisory Management; and the Sector Skills Council award for both the BSc in Water and Environmental Management and the partnership with Warwick Business School.

All companies have the goal of making learning opportunities available and accessible to all employees. To this end many companies are making learning resource centres available in e-learning by intranet and internet providers.

These activities are all complemented at senior manager level by the Leadership Development programme which covers the top 120 managers. The aim of the programme is to produce a stream of technically and managerially competent managers who are able to put into action the group's future business plans.

Several group companies participate in external accreditation schemes such as Investors in People and it is particularly pleasing when these accreditations are retained following periodic reassessment such as in Metering Services.

Group companies continue to meet legislative requirements of the countries in which they operate. In addition, they further operate in compliance with the group's Code of Business Principles and Conduct. Disclosure (whistle-blowing) procedures are in place in all group companies to deal with allegations of breaches of that code and supporting values including bullying, harassment and fraud.

These procedures have recently been reviewed by the Audit Committee along with the group's Code of Business Principles and Conduct and the formalising of the Fraud Policy.

Diversity

Diversity policies are in place in each company in the group that reflect the requirements of the locations in which they operate and that also meet the aims of the company's Code of Business Principles and Conduct.

The company continues to monitor the data on the diversity of the current and potential workforce. The US businesses continue to demonstrate their lead in the group with the gender and ethnic diversity of their workforces. A number of training initiatives have been undertaken to communicate and reinforce the group's diversity policy, including workshops using the forum theatre concept.

On an ongoing basis, the company benchmarks its policies and practices in this area by taking guidance from best practice advisors such as the Employers Forum on Disability and Race for Opportunity. Progress is regularly monitored by the Corporate Responsibility Committee.

Health and safety

This year the company has continued to develop a safety culture fully integrated into all aspects of the way the business is managed. To help ensure that the actions taken are consistent with best practice the main companies in the group have partnered with external experts to develop behavioural safety initiatives involving employees at all levels.

Work also continued on over-arching group standards which apply to all group companies wherever they operate and these standards will address all key risk areas.

The Group Health and Safety Committee, chaired by the Group Chief Executive, has continued with its work of monitoring the performance and progress of safety programmes within group companies throughout the year. The Committee receives quarterly reports on the five key action plans on which companies have agreed to focus, as well as summaries of new legislation in this area. The managing directors of the operating companies also take the opportunity to share learning points and new initiatives with each other at these meetings.

The company is keen to map its actions against external standards and as part of this work a number of sites have been awarded five stars following British Safety Council audits. This is the fourth consecutive year that this has been achieved and it provides assurance that the company's management system is aligned with best practice in Health and Safety. Health and Safety is discussed at every Board meeting. In addition, the Board receives six-monthly reviews and other periodic reports from the managing directors of the operating companies.

Research and development
Research and development expenditure, including the amounts that have been capitalised, amounted to £4.2 million (2003: £4.9 million)

Severn Trent Water has continued to develop the Sorb 33 process. The process has been extensively developed in the UK to meet the new standards for arsenic in drinking water and has also been adopted for 50% of the Environmental Protection Agency demonstration sites in the USA. A service reservoir management system has also been developed which stabilises the disinfection process used in drinking water treatment to improve the taste and quality of stored water. In addition, research has continued into the removal of endocrine disrupting chemicals, pharmaceuticals and persistent organic pollutants and nutrients from wastewater.

Through Biffaward, its Landfill Tax Credit Scheme, Biffa has supported the publication of a series of studies in resource flow mass balance. These studies are themed around the concept that matter can neither be created nor destroyed and that the measurement of input/output streams provides indicators of pollution. Other funding through the scheme has been directed at scientific evaluation of recovered materials – particularly rubber, plastic and glass – and their performance in reuse applications. Most notably these have applied in the construction and civil engineering sectors working with cross sectoral partners.

Severn Trent Laboratories, in the USA, has been developing new analytical methods for detecting low levels of emerging toxic contaminants such as flame retardants, fire fighting foam and perchlorate which is used in rocket fuel, fireworks and air bags. The main focus in the UK has been to improve the efficiency of legionella testing, detection and ways to inactivate legionella. Other work includes projects to evaluate microorganisms indicative of sewage contamination.

Key developments by Severn Trent Services include: a global water meter incorporating fluidic oscillation meter technology in a low cost design; a series of MicroChem 4000 analysers for measuring pH, chlorine and ORP (Oxidation Reduction Potential); a fluoride monitor developed for the US market; and a lightweight, portable electro chlorination unit for the marine market.

Communications with shareholders and the AGM
The company attaches considerable importance to the effectiveness of its communications with shareholders. Prior to the AGM, private investors are given the opportunity to meet the Board and also to question them during the AGM itself. They are encouraged to participate in the AGM. Photographic displays and literature are available to shareholders at the AGM to demonstrate the nature and extent of the group's environmental services. The company will, on request, provide a summary of the proceedings of the AGM. The company also responds to enquiries from shareholders as they arise throughout the year. Further information relevant to shareholders is provided on the company's website (www.severntrent.com). Regular communication is maintained with institutional shareholders and fund managers through meetings and presentations. Such communications are sensitive to the need not to disclose potentially price-sensitive information in breach of any regulatory regime.

Contributions for political and charitable purposes
Donations to charitable organisations during the year amounted to £276,121 (2003: £275,868). The Charitable Contributions Committee is responsible for ensuring that the money donated by the company is used in the most effective way. It focuses on the development of long term partnerships with charities close to the company's major sites and which reflect the company's value of environmental leadership. Their work focuses on environmental education, the preservation and enhancement of the natural environment or addressing social exclusion issues in the built environment. The company is also committed to supporting WaterAid, the UK's only major charity dedicated to providing safe domestic water and sanitation to the World's poorest people.

No political donations were made during the year. It is the company's policy not to make any donations to political parties and the Board does not intend to change that policy. However, as in previous years and on a precautionary basis, resolutions will be proposed at this year's AGM in relation to political expenditure as defined by The Political Parties, Elections and Referendums Act 2000. Full details of those resolutions are given in the Notice of the AGM which is circulated to all shareholders.

Supplier payment policy
Individual operating companies within the group are responsible for establishing appropriate policies with regard to the payment of their suppliers. The companies agree terms and conditions under which business transactions with suppliers are conducted. It is group policy that, provided a supplier is complying with the relevant terms and conditions, including the prompt and complete submission of all specified documentation, payment will be made in accordance with agreed terms. It is also group policy to ensure that suppliers know the terms on which payment will take place when business is agreed. Details of supplier payment policies can be obtained from the individual companies at the addresses shown in note 25. Trade creditors for the group and company at the year-end are estimated as representing no greater than 30 days' purchases (2003: no greater than 30 days).

Economic and Monetary Union
The group maintains its preparedness for conversion to the euro, should the UK enter the EMU. The experience gained from the conversion of our subsidiary and associated companies located in the euro area countries has been a useful input into the conversion planning.

Accounts of Severn Trent Water Limited
Separate accounts for Severn Trent Water Limited are prepared and sent to the Director General of Water Services. A copy of these accounts will be available from the website of Severn Trent Water Limited (www.stwater.co.uk) or on written request to the Company Secretary (at the address given on the back cover). There is no charge for this publication.

Going concern
The Board has a reasonable expectation that the group and the company have adequate resources to continue in operational existence for the foreseeable future. Accordingly the financial statements set out on pages 34 to 66 have been prepared on the going concern basis.

By order of the Board
P P Davies LL.B. Solicitor
Group General Counsel and Company Secretary
7 June 2004

Remuneration Committee
The Remuneration Committee determines, on behalf of the Board, the company's policy on the remuneration of executive Directors and the Chairman of the Board. The Committee determines the total remuneration packages and contractual terms and conditions for these individuals. The Committee also determines the remuneration policy for the next band of approximately 10 senior executives. It is intended that further information on the remuneration of this latter group of employees will be disclosed in next year's Report and Accounts. The policy framework for remunerating all senior executives is consistent with the approach taken for executive Directors.

The Committee is comprised exclusively of independent non-executive Directors of the company. The members of the Committee during the year were:

M C Flower (Chairman)
T D G Arculus (resigned 31 March 2004)
J D G McAdam
M L Cassoni (appointed 27 February 2004)

The Committee members have no personal financial interest, other than as shareholders, in the matters to be decided.

The constitution and operation of the Committee comply with the Combined Code on Corporate Governance of the Financial Services Authority (the 'Code'). In setting performance related remuneration the Committee has regard to the provisions set out in Schedule A to the Code.

Advisers
To ensure that the company's remuneration practices are market competitive, the Committee has access to detailed external research on market data and trends from experienced specialist consultants.

The Committee has received material advice from Deloitte & Touche, New Bridge Street Consultants LLP (who were appointed by the Committee to replace Deloitte & Touche as principal adviser in December 2003), Hay Management Consultants and Watson Wyatt who have been appointed by the Committee for the purpose of providing this advice. In relation to other services provided to the group, Deloitte & Touche provide overseas tax advice and Watson Wyatt are the actuaries to the group's main UK pension schemes. All four consultants provide employee benefits services and/or remuneration advice to the group below Board level.

The Group Chief Executive and Mr J W Oatridge, Group Services Director (and the Chairman of the Board with effect from 1 April 2004) also provide advice and are invited to attend meetings to respond to specific questions raised by the Committee. This specifically excludes any matter concerning their own remuneration. The Company Secretary acts as Secretary to the Committee.

The Committee's terms of appointment for New Bridge Street Consultants LLP are available on request from the Company Secretary.

Remuneration policy
The company's ongoing remuneration policy for executive Directors is to review regularly and update as appropriate the framework to provide remuneration in a form and amount which will attract, retain, motivate and reward high calibre individuals. To achieve this, the remuneration package is based on the following principles:

- Incentives are aligned with the interests of shareholders and seek to reward the creation of long-term value;
- Reward elements are designed to reinforce the link between performance and reward. Performance related elements should form a significant proportion of the total remuneration package and at maximum for 2004/2005 vary between 135% and 160% of basic pay;
- The total compensation package for on-target performance should be fully competitive in the relevant market;
- Packages are structured flexibly to meet critical resource needs and retain key executives.

The Committee seeks to take a prudent and responsible approach taking into account the interests of shareholders, customers, employees and the local community.

Personal shareholdings
The company has, with effect from 26 April 2004, adopted guidelines which expect executive Directors to have a minimum holding of ordinary shares in the company. The Group Chief Executive is expected to hold shares to the value of 1.5 x salary and other executive Directors 1 x salary, to be acquired over a transitional period. Through a variety of share schemes, all employees are encouraged to hold shares in the company.

External directorships
Executive Directors are encouraged to take on external non-executive directorships, though normally only one other FTSE 100 appointment. In order to avoid any conflicts of interest all such appointments are subject to the approval of the Nominations Committee. In view of Mr R M Walker's imminent retirement, and the appointment of his successor, the Board has agreed he can take a second FTSE 100 non-executive directorship from 1 April 2004. However, Directors are normally only able to retain the fees arising from one such appointment. Mr B Duckworth has two external non-executive directorships. Neither is a FTSE 100 company and he retains the fees from only one appointment.

Chairman and other non-executive Directors
Mr T D G Arculus is paid fees of £156,280 (£175,000 from 1 August 2003) per annum, which include a company contribution of £34,650 per annum to Mr Arculus's private pension arrangements and £10,000 per annum paid in the form of shares in the company. The company also provides private health scheme insurance and car provision and allowance. Mr Arculus does not participate in any of the company's pension arrangements, share or bonus schemes or have the benefit of the provision of fuel for the car.

The remuneration policy for non-executive Directors, other than the Chairman, is determined by the Board, within the limits set out in the Articles of Association.

Remuneration comprises an annual fee for acting as a non-executive Director of the company and additional fees for acting as:

- Chairman of a Board Committee;
- Senior non-executive Director;
- Trustee of a company pension scheme;
- Non-executive Director of a subsidiary company.

Non-executive Directors are not eligible to participate in incentive plans nor is any pension provision made except as detailed in relation to Mr Arculus.

Non-executive Directors receive payment of part of their fees in the form of ordinary shares in the company which, from May 2004, have to be retained for the period of their appointment.

The non-executive Directors do not have service contracts or consultancy agreements with any group company.

Remuneration arrangements for executive Directors
The remuneration arrangements for executive Directors comprise the following elements:

- Base salary and benefits;
- Annual bonus plan;
- Long Term Incentive Plan;
- Post-retirement benefits.

Details of each of the above elements are as follows:

Base salaries and benefits
Base salaries are a fixed cash sum payable monthly. The company's policy is to set the salary for each executive Director within a range having regard to the market median for similar roles in large publicly quoted companies. Salaries for individual Directors are reviewed annually by the Remuneration Committee recognising individual performance and contribution and developments in the relevant employment market.

The non-salary benefits for executive Directors comprise the use of a motor car, fuel, private medical insurance, life assurance and an incapacity benefits scheme. The executive Directors are allowed to 'flex' these benefits under the company's Lifestyle scheme. As they are flexing within the same value of overall package, their individual choices are not reflected in the table of Directors' emoluments on page 29.

Annual bonus plan
Executive Directors are eligible for annual bonuses to encourage improved performance, measured by reference to both financial and non-financial factors. Performance targets are established by the Committee to align executive Directors' interests with shareholders and are measured by reference to profitability, together with specific targets for quality, service, environmental performance and the achievement of personal objectives. The maximum amount payable under the bonus scheme in 2003/2004 was 50% of base salary which is paid only for superior financial performance. Financial performance accounts for 30% of the total bonus potential of 50% and the balance of 20% is dependent on performance in respect of the remaining factors. The performance requirements are stretching and involve an assessment of up to ten parameters for each executive Director. Annual bonus payments are not taken into account in calculating pension entitlements. The actual bonuses awarded by the Committee for the year ended 31 March 2004 are shown in the table of Directors' emoluments on page 29. For the 2004/2005 financial year the bonus potential for the Group Chief Executive will be 60% and for the Managing Director of Biffa (Mr M J Bettington) will be 75%. The bonus potential for other executive Directors remains at 50%. These changes reflect developments in market practice and the decision to consider pay practices across a broader section of industry when benchmarking pay at Biffa. The Committee is satisfied that the additional bonuses will only be payable for superior performance.

Long-term incentives
A Long Term Incentive Plan ('LTIP') for executive Directors was approved by shareholders at the 1997 Annual General Meeting and amended with shareholder approval at the 2001 Annual General Meeting.

The performance for the 2001, 2002 and 2003 LTIPs is measured by reference to a combination of Total Shareholder Return ('TSR') and Economic Profit ('EP') targets.

The maximum allocation that may be made to an individual executive Director in any year is such number of shares as have a market value equal to 100% of base salary. Shares are allocated annually by the Committee but are not released to executive Directors for a period of three years thereafter, provided that the TSR has achieved a prescribed ranking in comparison with a number of selected comparator companies and that the EP targets have also been met. The performance criteria are specific to each Award. For the performance periods effective from 1 April 2001, 1 April 2002 and 1 April 2003, Mr R M Walker received an allocation of shares equivalent to 100% of his salary and the remaining executive Directors received allocations equivalent to 70% of their salaries. For the 2004 award this will remain unchanged other than for Messrs J K Banyard and B Duckworth who will both receive an allocation of 85% of their salaries.

For the 2001 and 2002 Awards the comparator group consists of: AWG Plc, Kelda Plc, Pennon Group Plc, Shanks Plc, United Utilities Plc and Waste Recycling Group Plc. For the 2003 Award, the comparator group additionally contains Northumbrian Water Plc.

For the executive Directors the 2001, 2002 and 2003 LTIP awards will be triggered if the company's TSR performance is at the median or above and the EP meets the scaled targets set. EP is calculated by reference to a post tax rate of return of 7.5%. It is envisaged that an LTIP award will be made in 2004 and this will be subject to similar performance targets.

The Committee considers that the performance conditions are appropriate since the company compares its performance against companies in a similar sector, whilst at the same time strengthening the alignment with shareholders by placing emphasis on EP and sustained long-term value creation.

TSR performance will be assessed and verified using an external data source such as Thomson Financial, for share price and dividends in the period. The calculations of EP will be based on information from the company's financial statements and will be verified by external advisers.

The performance period for allocations of shares made in 2001 ended on 31 March 2004. The Remuneration Committee has determined, based on the company's TSR and EP performance over the three year performance period, that the executive Directors are entitled to 100% of the shares allocated.

Total shareholder return



140
120
100
80
60
40
20
0
Value (£)
99
00
01
02
03
04

Year ended March ——Severn Trent Plc ----FTSE 100 Index
Source: Thomson Financial.

This graph looks at the value, by 31 March 2004, of £100 invested in the company on 31 March 1999 compared with the value of £100 invested in the FTSE 100 Index. The FTSE 100 was chosen as the comparator because the company is a constituent of that index.

The other points plotted are the values at intervening financial year-ends.

Post-retirement benefits
The company's policy is to offer all executive Directors membership of the Senior Staff Pension Scheme (the 'Scheme'). All current executive Directors participate in the Scheme.

The Scheme is a funded Inland Revenue approved final salary occupational pension scheme which provides:

- A normal retirement age of 60 years;
- An overall pension at normal retirement age of two-thirds of final pensionable salary, subject to the completion of 20 years' pensionable service;
- Life cover of 4 x pensionable earnings;
- A pension payable in the event of retirement on grounds of ill health;
- A spouse's pension on death.

Early retirement is available after the age of 50 with the consent of the company. Any pension would be subject to a reduction that the Trustee considers appropriate, acting on actuarial advice, to reflect the expected longer payment of the pension. In certain circumstances, consent may not be required for early retirement above the age of 55 and the reduction may be reduced or eliminated. In the event of incapacity early retirement is available on an unreduced basis allowing for pensionable service to age 60.

Under the Trust Deed and Rules pensions in payment in excess of any Guaranteed Minimum Pension are guaranteed to increase at a rate of price inflation subject to a maximum of 5% each year. In the calculation of individual cash equivalent transfer values, allowance is made for increases to pensions in payment in excess of any Guaranteed Minimum Pension in line with price inflation.

The company has a future obligation in respect of Mr R M Walker and Mr A S Perelman, both of whom joined this Scheme after 1 June 1989 and are therefore subject to the Inland Revenue earnings cap (the "Cap") (2003/2004: £99,000), to pay the difference between their pension entitlement based upon the relevant portion of their salary and the maximum amount payable had the cap not been in place. The obligation is unfunded. The amount charged to the profit and loss account in the year for this future obligation was £400,662 for Mr Walker, and £190,010 for Mr Perelman. The Committee decided that in cases of executive Directors who are subject to the Cap, where their pension contribution based on their actual annual salary exceeds the Inland Revenue Limit (15% of the Cap) the executive Director would only be required to contribute up to the Inland Revenue Limit, although their pension would still be based on their actual earnings. As explained above, the executive Directors are members of defined benefit pension arrangements. In previous years' accounts, disclosures of these benefits have been made under the requirements of the UKLA Listing Rules (the 'Rules'). These Rules are still in place, but it is now also necessary to make disclosures in accordance with the Directors' Remuneration Report Regulations 2002.

A table detailing the executive Directors' pension provisions, under the two sets of requirements, is shown on page 29.

Forward-looking statement
The Committee will keep the existing remuneration arrangements, as detailed in this report, under review during the next year to ensure that the company's reward programmes remain competitive and provide appropriate incentives. No significant changes to the reward arrangements for executive Directors are anticipated. However, as usual there will be individual reviews of base salary, annual bonus and LTIP awards. The performance targets for incentive arrangements will also be reviewed to ensure alignment with the group strategy and the Committee also intends to review the ongoing operation of the LTIP in the course of the forthcoming financial year.

Directors' service agreements and letters of engagement
The current policy of the Committee is that executive Directors are employed on contracts subject to no more than 12 months' notice, in accordance with current corporate governance best practice. The executive Directors are required to give not less than six months' notice of termination (12 months in the case of the Group Chief Executive).

In the case of executive Directors who were appointed prior to 1999 and who previously had written notice periods in excess of 12 months, contractual terms were put in place in March 2000 which define levels of compensation payments that might be payable in the event of redundancy or breach of contract, such payment not being triggered in the event of dismissal for misconduct or poor performance. The obligations under the arrangements are service related with four weeks pay for each year of service to a maximum of 25 years, one year's bonus and £20,000 for loss of benefits.

The current executive Directors, other than Mr M J Bettington, are all scheduled to leave on, or before, 31 March 2005, therefore, by that date the above contractual arrangements will cease. Going forward, it is intended that the appointments for all new executive Directors, and also in the case of Mr Bettington, will be on the basis of 12 months' notice by either party.

The new service agreements will also provide for a maximum damages payment in the case of redundancy or termination in breach of the agreement by the company of up to 175% of base salary which was calculated as a conservative pre-estimate of the value of salary, fixed benefits and on target bonus. Any damages payments will not be made automatically and will be subject to phasing and mitigation. It will also take into account a view of the extent of poor performance on the part of the executive Director. The liquidated damages payment will not include awards which have been made under the company's LTIP over which the Committee retains absolute discretion. There are no specific contractual payments or benefits which would be triggered in the event of a change in control of the company.

Pages 29 to 31 and the tables thereon comprise the 'auditable part' of the Remuneration Report, being the information required by Part 3 of Schedule 7A to the Companies Act 1985.

The dates of the current executive Directors' agreements, the dates on which their appointments became effective and the current expiry dates of their agreements are as follows:

Executive Director	Date of agreement	Effective date	Expiry date
J K Banyard	20 April 1998	23 January 1998	Terminable on 12 months' notice
M J Bettington	28 December 1994	8 November 1994	Terminable on 12 months' notice
B Duckworth	11 January 1995	8 November 1994	Terminable on 12 months' notice
A S Perelman	11 September 2001	1 October 2001	Terminable on 12 months' notice
R M Walker	7 July 1999	12 July 1999	Terminable on 12 months' notice

As announced on 5 May 2004 Mr A S Perelman will step down as Group Finance Director on 31 August 2004 and will leave the company on 30 September 2004.

Messrs J K Banyard and B Duckworth are the subject of reappointment as executive Directors at the Annual General Meeting.

In respect of the Chairman and current non-executive Directors the dates on which their appointments took effect and the current expiry dates are as follows:

Chairman and non-executive Directors	Initial Appointment	Current Appointment	Current expiry date*
T D G Arculus	20 May 1996	29 July 2001	28 July 2004
M L Cassoni	1 September 2001	1 September 2001	31 August 2004
M C Flower	11 June 1996	11 June 2002	10 June 2005
M J Houston	1 September 2003	1 September 2003	31 August 2006
C S Matthews	17 October 2003	17 October 2003	16 October 2006
J D G McAdam	18 September 2000	18 September 2003	17 September 2006
F A Osborn	21 September 1998	21 September 2001	20 September 2004
J B Smith	3 November 2003	3 November 2003	2 November 2006

Details for the non-executive Directors who retired from the Board during the year are as follows:

E E Anstee	30 July 1999	15 December 2003
C Tritton	1 November 1991	30 July 2003

*Subject to the requirements of the company's Articles of Association for the reappointment of Directors at Annual General Meetings.

It is the normal practice of the company for non-executive Directors to serve three three-year terms. Non-executive Directors have no right to compensation on the early termination of their appointment.

Directors' emoluments

The emoluments of the Chairman, the executive Directors and fees payable to the non-executive Directors are as follows:

	Basic salary and fees							
	Cash £000	Shares[2] £000	Total £000	Benefits in kind[3] £000	Annual bonus £000	Other[4] £000	Total 2003/04 £000	Total 2002/03 £000
Chairman and other non-executive Directors								
T D G Arculus (Chairman)	124.2	10.0	134.2	23.2	–	6.0	163.4	154.8
E E Anstee (resigned 15.12.03)	23.6	1.3	24.9	–	–	1.7	26.6	32.9
M L Cassoni	37.9	2.8	40.7	–	–	1.6	42.3	29.4
M C Flower	48.8	2.8	51.6	–	–	0.8	52.4	44.4
M J Houston	15.7	1.8	17.5	–	–	–	17.5	–
C S Matthews[1]	13.6	–	13.6	–	–	–	13.6	–
J D G McAdam	26.4	2.8	29.2	–	–	0.9	30.1	27.9
F A Osborn	43.0	2.8	45.8	–	–	1.0	46.8	50.2
A H Simon (resigned 26.07.02)	–	–	–	–	–	–	–	11.5
J B Smith[1]	14.4	–	14.4	–	–	–	14.4	–
C Tritton (resigned 30.07.03)	10.0	0.8	10.8	–	–	0.1	10.9	32.9
Executive Directors								
J K Banyard	190.0	–	190.0	22.2	91.2	0.3	303.7	279.8
M J Bettington	292.5	–	292.5	21.2	132.0	–	445.7	333.8
B Duckworth	255.0	–	255.0	24.0	122.4	0.1	401.5	362.0
A S Perelman	350.0	–	350.0	28.8	164.5	0.1	543.4	512.2
R M Walker	480.0	–	480.0	35.6	230.4	0.1	746.1	611.5
Total emoluments	1,925.1	25.1	1,950.2	155.0	740.5	12.7	2,858.4	2,483.3

1 Mr C S Matthews' total fees are paid directly to his employer. Total fees for Mr J B Smith represent fees due but not yet paid.

2 With the exception of Messrs C S Matthews and J B Smith, all non-executive Directors received a proportion of their total fees by way of shares in the company. The gross value of those awards is included in the table above. Non-executive Directors who were either appointed or resigned during the year received time apportioned awards where applicable. The number of shares received by each non-executive Director during the year was: Mr T D G Arculus – 824; Ms M L Cassoni – 228; Mr M C Flower – 228; Dr J D G McAdam – 228; Mr F A Osborn – 228; Mr M J Houston – 133; Mr E E Anstee – 114; and Mrs C Tritton – 70.

3 Benefits in kind for executive Directors comprise the use of a motor car, fuel, private medical insurance, life assurance and an incapacity benefits scheme.

4 Other emoluments represent expenses chargeable to UK income tax paid to Directors.

Directors' pension provisions[3]

	Accrued pension at 31.03.04 £ pa	Increase in accrued pension during the year £ pa	Increase in accrued pension during the year (net of inflation)[1] £ pa	Transfer value of increase in accrued pension at 31.03.04 £000	Transfer value of accrued pension at 31.03.04[2] £000	Transfer value of accrued pension at 31.03.03[2] £000	Increase/ (decrease) in transfer value over the year, net of Director's contributions £000
J K Banyard	127,074	8,217	5,112	88.5	2,482.8	2,065.3	406.1
M J Bettington	135,949	25,752	22,873	250.0	1,590.5	988.3	584.6
B Duckworth	146,848	15,734	12,309	164.7	2,147.1	1,578.8	553.0
A S Perelman	29,147	12,418	11,981	172.4	455.6	219.5	221.2
R M Walker	75,522	25,177	23,862	448.7	1,467.2	868.7	583.6

The pensions shown above will be provided through both the Severn Trent Senior Staff Pension Scheme and the Severn Trent Supplemental Pension Scheme.

1 Inflation over the year is measured by reference to the increase in the retail price index between March 2003 and March 2004.

2 The transfer values have been calculated in accordance with Actuarial Guidance Note GN11 published by the Institute of Actuaries and Faculty of Actuaries.

3 In addition, the company contributes £34,650 per annum to Mr Arculus's private pension arrangements.

The Directors of the company at 31 March 2004 and their beneficial interests in the shares of the company were as follows:

i) Beneficial holdings

	At 1 April 2003 or subsequent date of appointment Number of ordinary shares of $65\frac{5}{19}$p each	At 31 March 2004 ordinary shares of $65\frac{5}{19}$p each	At 7 June 2004 ordinary shares of $65\frac{5}{19}$p each
Chairman and other non-executive Directors			
T D G Arculus (Chairman)	11,046	13,683	13,683
M L Cassoni	238	568	568
M C Flower	1,255	1,585	1,585
M J Houston	–	1,133	1,133
C S Matthews	–	1,000	1,000
J D G McAdam	255	585	585
F A Osborn	765	1,095	1,095
J B Smith	–	–	–
Executive Directors			
J K Banyard	17,058	23,210	23,301
M J Bettington	9,144	12,541	12,541
B Duckworth	19,739	25,101	13,214
A S Perelman	40	76	76
R M Walker	638	7,180	7,180

Messrs Banyard, Bettington, Duckworth, Perelman and Walker have further interests in the company's ordinary shares of $65\frac{5}{19}$p each by virtue of having received contingent awards of shares under the Severn Trent Plc Long Term Incentive Plan (the 'LTIP') on 30 August 2001 (For Alan Perelman, 6 February 2002), 24 September 2002 and 13 August 2003. The LTIP operates on a three-year rolling basis. The Severn Trent Employee Share Ownership Trust is operated in conjunction with the LTIP. Awards do not vest until they have been held in trust for three years and specific performance criteria have been satisfied. The details of the performance criteria are explained on pages 26 and 27 of the Remuneration Report. The individual interests, which represent the maximum aggregate number of shares to which each individual could become entitled, are as follows:

	At 1 April 2003 Number of ordinary shares of $65\frac{5}{19}$p each	Awards vested during year	Market price at time of vesting (p)	Gain on vesting (£,000)	Awards lapsed during year	Awarded during year	Market price at time of 2003 award (p)	At 31 March 2004 Number of ordinary shares of $65\frac{5}{19}$p each
J K Banyard	44,608	(4,818)	699.25	33.7	(4,819)	19,178	660.50	54,149
M J Bettington	59,515	(5,759)	699.25	40.3	(5,759)	28,767	660.50	76,764
B Duckworth	59,820	(6,502)	699.25	45.5	(6,503)	25,739	660.50	72,554
A S Perelman	68,240	–	–	–	–	35,328	660.50	103,568
R M Walker	126,148	(6,506)	699.25	45.5	(6,506)	69,214	660.50	182,350

The awards that vested during the year were awarded on 10 August 2000 at a market price of 735p.

No further awards have been made under the LTIP as at 7 June 2004.

The performance period for allocations of shares made in 2001 ended on 31 March 2004. The Remuneration Committee has subsequently determined, based on the company's Total Shareholder Return and Economic Profit targets over the three year performance period, that executive Directors were entitled to 100% of the award. The 2001 contingent awards of shares are included in the table above and the actual number of shares to which each individual has become entitled from the 2001 award is as follows:

	Date of award	Market price at time of award (p)	Number of ordinary shares of 65⁵⁄₁₉p each vested from the 2001 award
J K Banyard	30 August 2001	750	15,450
M J Bettington	30 August 2001	750	20,109
B Duckworth	30 August 2001	750	20,600
A S Perelman	6 February 2002	732.5	31,428
R M Walker	30 August 2001	750	48,435

As at 7 June 2004 the shares from the 2001 contingent award had not vested but, in line with usual practice, would do so as soon as practicable after the end of the performance period.

ii) Options over ordinary shares

	At the start of the year (No. of shares)	Exercised during the year (No. of shares)	Cancelled during the year (No. of shares)	Granted during the year (No. of shares)	At the end of the year (No. of shares)	Year of grant of option	Exercise price (p)	Date from which exercisable	Expiry date
Executive share options									
J K Banyard	7,800	(7,800)[5]	–	–	–	1993	625	Dec 1996	Dec 2003
B Duckworth	8,528	(8,528)[8]	–	–	–	1993	625	Dec 1996	Dec 2003
Sharesave options[1]									
J K Banyard	1,024	(1,024)[4]	–	–	–	2000	473	May 2003	Oct 2003
	866	–	–	–	866	2002	548	May 2005	Oct 2005
M J Bettington	2,158	–	(2,158)[6]	–	–	1998	799	Apr 2003	Sep 2003
B Duckworth	1,228	(1,228)[7]	–	–	–	2000	473	May 2003	Oct 2003
	693	–	–	–	693	2002	548	May 2005	Oct 2005
	1,057	–	–	–	1,057	2003	536	May 2006	Oct 2006
A S Perelman	3,064	–	–	–	3,064	2003	536	May 2008	Oct 2008
R M Walker	1,763	–	–	–	1,763	2003	536	May 2006	Oct 2006

1 The executive Directors, in common with all eligible UK employees of the group, are entitled to participate in the company's Inland Revenue approved Sharesave Scheme. The terms and conditions applicable to these options are those provided in that scheme. To comply with Inland Revenue requirements, options are not subject to pre-vesting conditions.
2 The total gain on exercise of share options during the year amounted to £16,240 (2003: £6,083).
3 No executive share options in respect of executive Directors were granted or lapsed during the year. At 31 March 2004 there were 205 other executives participating in the group's Share Option Scheme (2003: 194).
4 Mr Banyard exercised 1,024 Sharesave options during the year at 473p. The market price at exercise date was 719.5p and the gain on exercise amounted to £2,524.
5 Mr Banyard exercised 7,800 Executive share options during the year at 625p. The market price at exercise date was 703p and the gain on exercise amounted to £6,084.
6 Mr Bettington cancelled 2,158 Sharesave options during the year.
7 Mr Duckworth exercised 1,228 Sharesave options during the year at 473p. The market price at exercise date was 719.5p and the gain on exercise amounted to £3,027.
8 Mr Duckworth exercised 8,528 Executive share options during the year at 625p. The market price at exercise date was 679p and the gain on exercise amounted to £4,605.
9 The gains on share options referred to above are the notional gain, before taxation, based on the difference between the exercise price and the mid-market price at the close of business on the date of exercise. It does not indicate that this was the actual gain realised on the sale of shares or that the shares in question have necessarily been sold.
10 At the close of business on 31 March 2004 the mid-market price of the company's shares was 761p (31 March 2003: 716p) and the range during the year was 640p to 762.5p.

Signed on behalf of the Board who approved the Remuneration Report on 7 June 2004

M C Flower
Chairman of the Remuneration Committee

DIRECTORS' RESPONSIBILITIES IN RELATION TO THE FINANCIAL STATEMENTS

The Directors are required by the United Kingdom Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group as at the end of the financial year and of the profit or loss of the group for the financial year.

The Directors consider that in preparing the financial statements, the company and the group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all United Kingdom Accounting Standards which they consider applicable have been followed, any material departures being disclosed and explained in the financial statements.

The Directors have responsibility for ensuring that the company and the group keep accounting records which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements comply with the United Kingdom Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and group and to prevent and detect fraud and other irregularities.

The maintenance and integrity of the Severn Trent Plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

We have audited the financial statements which comprise the group profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, movements in shareholders funds, reconciliation of net cashflow to movement in net debt and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ("the auditable part").

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the unaudited part of the directors' remuneration report, the chairman's statement, the group chief executive's review, the review of operations, corporate responsibility, financial review, directors' responsibility in relation to financial statements and the five year summary.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or the group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:
- the financial statements give a true and fair view of the state of affairs of the company and the group at 31 March 2004 and of the profit and cash flows of the group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Birmingham
7 June 2004

GROUP PROFIT AND LOSS ACCOUNT

YEAR ENDED 31 MARCH 2004

	Notes	Continuing Operations £m	Acquisitions £m	Total 2004 £m	2003 £m
Turnover: group and share of joint ventures		**1,923.3**	**95.2**	**2,018.5**	1,855.8
Less: share of joint ventures' turnover		**(3.4)**	**–**	**(3.4)**	(3.8)
Turnover	2	**1,919.9**	**95.2**	**2,015.1**	1,852.0
Operating costs before goodwill amortisation and exceptional items		**(1,505.1)**	**(81.3)**	**(1,586.4)**	(1,453.0)
Goodwill amortisation	2	**(24.8)**	**(5.0)**	**(29.8)**	(25.2)
Exceptional integration costs	2&3	**–**	**(10.9)**	**(10.9)**	–
Exceptional provision release	2&3	**2.7**	**–**	**2.7**	6.0
Exceptional impairment of goodwill and tangible fixed assets	2&3	**–**	**–**	**–**	(46.8)
Total operating costs	3	**(1,527.2)**	**(97.2)**	**(1,624.4)**	(1,519.0)
Group operating profit/(loss)		**392.7**	**(2.0)**	**390.7**	333.0
Share of operating profit of joint ventures and associates	2	**11.9**	**–**	**11.9**	10.8
Exceptional profit on disposal of fixed assets	2&4	**19.8**	**–**	**19.8**	–
Profit before interest, goodwill amortisation and exceptional items	2	**426.7**	**13.9**	**440.6**	409.8
Goodwill amortisation	2	**(24.8)**	**(5.0)**	**(29.8)**	(25.2)
Profit before interest and exceptional items	2	**401.9**	**8.9**	**410.8**	384.6
Exceptional costs	2&3	**–**	**(10.9)**	**(10.9)**	(46.8)
Exceptional profits	2&3	**22.5**	**–**	**22.5**	6.0
Profit/(loss) before interest	2	**424.4**	**(2.0)**	**422.4**	343.8
Net interest payable	6			**(168.0)**	(159.4)
Profit after interest before goodwill amortisation and exceptional items				**272.6**	250.4
Goodwill amortisation	2			**(29.8)**	(25.2)
Profit after interest before exceptional items				**242.8**	225.2
Exceptional items	2&3			**11.6**	(40.8)
Profit on ordinary activities before taxation				**254.4**	184.4
Taxation on profit on ordinary activities – current tax	7			**(33.3)**	(24.8)
– deferred tax	7			**(36.3)**	(59.5)
Total taxation	7			**(69.6)**	(84.3)
Profit on ordinary activities after taxation				**184.8**	100.1
Equity minority interests				**(0.7)**	(0.9)
Profit for the financial year				**184.1**	99.2
Dividends	8			**(162.0)**	(157.6)
Retained profit/(loss) for the financial year	20			**22.1**	(58.4)
Earnings per share (pence)					
Basic	9			**53.5**	28.9
Diluted	9			**53.3**	28.8
Adjusted basic before exceptional items and deferred tax	9			**61.4**	58.1
Adjusted diluted before exceptional items and deferred tax	9			**61.2**	57.9

There is no difference between the profit on ordinary activities before taxation and the retained profit/loss for the financial years stated above, and their historical cost equivalents.

BALANCE SHEETS

AT 31 MARCH 2004

	Notes	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Fixed assets					
Intangible assets – goodwill	10	**497.6**	401.5	**–**	–
Tangible assets	11	**5,278.0**	5,048.6	**7.1**	7.4
Investments in joint ventures					
Share of gross assets		**7.2**	3.1	**–**	–
Share of gross liabilities		**(6.5)**	(2.6)	**–**	–
Loans to joint ventures		**8.9**	4.7	**–**	–
		9.6	5.2	**–**	–
Investments in associates		**17.7**	17.6	**–**	–
Investments in subsidiaries		**–**	–	**3,590.8**	3,465.1
Other investments		**4.2**	7.7	**3.2**	6.5
Total Investments	12	**31.5**	30.5	**3,594.0**	3,471.6
		5,807.1	5,480.6	**3,601.1**	3,479.0
Current assets					
Stocks	13	**80.4**	91.0	**–**	–
Debtors	14	**452.8**	423.2	**52.9**	48.1
Short-term deposits	17b	**70.8**	25.7	**31.7**	–
Cash at bank and in hand		**44.5**	43.2	**167.7**	191.6
		648.5	583.1	**252.3**	239.7
Creditors: amounts falling due within one year	15	**(1,223.7)**	(1,219.2)	**(653.1)**	(613.6)
Net current liabilities		**(575.2)**	(636.1)	**(400.8)**	(373.9)
Total assets less current liabilities		**5,231.9**	4,844.5	**3,200.3**	3,105.1
Creditors: amounts falling due after more than one year	16	**(2,440.6)**	(2,101.6)	**(300.7)**	(172.0)
Provisions for liabilities and charges	18				
Deferred tax provisions		**(462.9)**	(425.8)	**(0.6)**	(1.4)
Other provisions		**(109.1)**	(97.3)	**–**	–
		(572.0)	(523.1)	**(0.6)**	(1.4)
Net assets		**2,219.3**	2,219.8	**2,899.0**	2,931.7
Capital and reserves					
Called up share capital	19	**225.2**	224.4	**225.2**	224.4
Share premium account	20	**33.5**	28.7	**33.5**	28.7
Capital redemption reserve	20	**156.1**	156.1	**156.1**	156.1
Profit and loss account	20	**1,802.1**	1,808.4	**2,484.2**	2,522.5
Total equity shareholders' funds		**2,216.9**	2,217.6	**2,899.0**	2,931.7
Minority shareholders' interest (equity)		**2.4**	2.2	**–**	–
		2,219.3	2,219.8	**2,899.0**	2,931.7

Signed on behalf of the Board who approved the accounts on 7 June 2004.

David Arculus
Chairman

Alan Perelman
Group Finance Director

GROUP CASH FLOW STATEMENT

YEAR ENDED 31 MARCH 2004

	Notes	2004 £m	2004 £m	2003 £m	2003 £m
Net cash inflow from operating activities	24a		**733.1**		682.7
Dividends received from associates and joint ventures			**1.9**		1.6
Returns on investments and servicing of finance	24b		**(148.3)**		(146.7)
Taxation			**(19.5)**		(14.3)
Capital expenditure and financial investment	24c		**(487.5)**		(454.0)
Acquisitions	24d		**(170.6)**		(11.5)
Equity dividends paid			**(157.7)**		(157.5)
Net cash outflow before use of liquid resources and financing			**(248.6)**		(99.7)
Management of liquid resources	24e		**(45.2)**		(6.5)
Financing					
Increase in debt		**283.1**		114.1	
Issue of shares		**5.6**		3.3	
	24f		**288.7**		117.4
(Decrease)/increase in cash			**(5.1)**		11.2

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Notes	2004 £m	2004 £m	2003 £m	2003 £m
(Decrease)/increase in cash (as above)		**(5.1)**		11.2	
Cash flow from movement in net debt and financing		**(283.1)**		(114.1)	
Cash flow from movement in liquid resources		**45.2**		6.5	
Change in net debt resulting from cash flows			**(243.0)**		(96.4)
Net cash/(debt) assumed with acquisitions	24g		**0.3**		(0.4)
Movement in rolled up interest on finance leases			**2.2**		1.3
Currency translation differences			**6.0**		2.6
Other non cash items			**(9.0)**		(1.0)
Increase in net debt			**(243.5)**		(93.9)
Opening net debt			**(2,505.6)**		(2,411.7)
Closing net debt	24g		**(2,749.1)**		(2,505.6)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

YEAR ENDED 31 MARCH 2004

	Group	
	2004	2003
	£m	£m
Profit for the financial year – group	**182.1**	97.3
– *joint ventures*	**0.6**	0.5
– associates	**1.4**	1.4
Total profit for the financial year	**184.1**	99.2
Exchange movement on translation of overseas results and net assets	**(35.6)**	(25.1)
Translation differences on foreign currency hedging	**10.3**	3.8
Tax on translation differences on foreign currency hedging	**(3.1)**	–
Total recognised gains and losses for the year	**155.7**	77.9

The company had no recognised gains or losses other than the loss for the year.

In 2003/2004, in accordance with UITF19, a tax charge of £3.1 million related to gains of £10.3 million, arising on foreign currency borrowings hedging investments in foreign businesses, has been reflected in the Statement of total recognised gains and losses above. In 2002/2003, *a tax charge of £1.1 million, related to such gains of £3.8 million was instead charged to the profit and loss account.* Had the £1.1 million charge been properly treated as in the current year, adjusted earnings per share in 2002/2003 would have improved by 0.4 pence from 58.1 pence to 58.5 pence. Given the magnitude of the numbers, no restatement has been applied to the 2002/2003 figures.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Group		Company	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Opening equity shareholders' funds	**2,217.6**	2,294.0	**2,931.7**	2,947.2
Profit for the financial year	**184.1**	99.2	**123.7**	138.8
Dividends	**(162.0)**	(157.6)	**(162.0)**	(157.6)
Retained profit/(loss) for the financial year	**22.1**	(58.4)	**(38.3)**	(18.8)
Other recognised gains and losses relating to the year	**(28.4)**	(21.3)	**–**	–
Shares issued	**5.6**	3.3	**5.6**	3.3
Net reduction in equity shareholders' funds	**(0.7)**	(76.4)	**(32.7)**	(15.5)
Closing equity shareholders' funds	**2,216.9**	2,217.6	**2,899.0**	2,931.7

1 Accounting policies

a) Basis of accounting

The financial statements have been prepared under the historical cost convention in accordance with applicable Accounting Standards and, except for the treatment of certain grants and contributions, comply with the requirements of the United Kingdom Companies Act 1985 ('the Act'). An explanation of this departure from the requirements of the Act is given in the policy on grants and contributions below.

There have been no new accounting standards adopted in the year.

The group continues to adopt the transitional provisions of FRS 17, requiring certain additional disclosures which are set out in note 23.

b) Basis of consolidation

The financial statements include the results of Severn Trent Plc and its subsidiary, joint venture and associated undertakings.

The results of subsidiaries, joint ventures and associated undertakings are included from the date of acquisition or incorporation, and excluded from the date of disposal. The results of joint venture undertakings are accounted for on a gross equity basis where the company's holding is 50% and the company exercises joint control under a contractual arrangement. The results of associates are accounted for on an equity basis where the company's holding is 20% or more and the company exercises significant influence.

c) Turnover

Turnover represents the income receivable, excluding value added tax, trade discounts and intercompany sales, in the ordinary course of business for goods and services provided.

Revenue is not recognised until the service has been provided to the customer, or the goods which the sale relates to have either been despatched to the customer or, where they are held on the customer's behalf, title has passed to the customer.

In respect of long term contracts, revenue is recognised based on the value of work carried out during the year with reference to the total sales value and the stage of completion of these contracts.

Income includes an estimation of the amount of mains water and wastewater charges unbilled at the year end. The accrual is estimated using a defined methodology based upon a measure of unbilled water consumed by tariff, which is calculated from historical billing information.

Revenue is recognised for software licence agreements for general release software at the time of client acceptance of the software. Where software modifications are integral to the overall contract, software licence revenue is recognised over the life of the modifications.

Software support and maintenance revenue is recognised over the period it relates to.

d) Tangible fixed assets and depreciation

Tangible fixed assets comprise:

i) Infrastructure assets

Infrastructure assets comprise a network of systems being mains and sewers, impounding and pumped raw water storage reservoirs, dams and sludge pipelines.

Expenditure on infrastructure assets relating to increases in capacity or enhancements of the network and on maintaining the operating capability of the network in accordance with the defined standards of service is treated as an addition and included at cost after deducting grants and contributions.

The depreciation charged for infrastructure assets is the estimated, anticipated level of annual expenditure required to maintain the operating capability of the network less the estimated, anticipated level of relevant annual grants and contributions, based on the company's independently certified asset management plan.

ii) Landfill sites

Landfill sites are included within Land and Buildings at cost less accumulated depreciation.

The cost of landfill sites includes the cost of acquiring, developing and engineering sites, but does not include interest. The cost of the asset is depreciated over the estimated life of the site on the basis of the usage of void space.

iii) Other assets

Other assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated over their estimated economic lives, which are principally as follows:

	Years
Buildings	30-60
Operational structures	40-80
Fixed plant	20-40
Vehicles, mobile plant and computers	2-15

Assets in the course of construction are not depreciated until commissioned.

e) Leased assets

Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the assets are accounted for as if they had been purchased and the corresponding capital cost is shown as an obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the profit and loss account over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period.

All other leases are accounted for as operating leases. Rental costs arising under operating leases are expensed in the year in which they are incurred.

f) Grants and contributions

Grants and contributions received in respect of non infrastructure assets are treated as deferred income and are recognised in the profit and loss account over the useful economic life of those assets.

In accordance with industry practice, grants and contributions relating to infrastructure assets have been deducted from the cost of fixed assets.

This is not in accordance with Schedule 4 to the Act, which requires assets to be shown at their purchase price or production cost and hence grants and contributions to be presented as deferred income. This departure from the requirements of the Act is, in the opinion of the Directors, necessary to give a true and fair view as, while a provision is made for depreciation of infrastructure assets, these assets do not have determinable finite lives and therefore no basis exists on which to recognise grants and contributions as deferred income. The effect of this departure is that the cost of fixed assets is £362.6 million lower than it would otherwise have been (2003: £327.0 million).

Those grants and contributions relating to the maintenance of the operating capability of the infrastructure network are taken into account in determining the depreciation charged for infrastructure assets.

g) Impairment of goodwill and fixed assets

Impairments of goodwill and fixed assets are calculated as the difference between the carrying value of net assets of income generating units, including where appropriate, investments and goodwill and their recoverable amounts. Recoverable amount is defined as the higher of net realisable value or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the net amount that can be generated through sale of assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit.

Impairment reviews are carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that goodwill and fixed assets are not carried above their estimated recoverable amounts.

Impairments are recognised in the profit and loss account, and where material are disclosed as exceptional.

h) Investments

Investments held as fixed assets are stated at cost less amounts written off.

i) Stocks

Stocks are stated at cost less provisions necessary to account for any damage and obsolescence. Work in progress is valued at the lower of cost and net realisable value. Cost includes labour, materials, transport and an element of overheads.

Development land and properties are included at the lower of cost and net realisable value. Cost includes the cost of acquiring and developing the sites. The net realisable value of development land is based upon its value as a serviced site, after taking account of the cost of providing infrastructure services. Turnover and attributable profits on properties under development are determined by reference to valuation of work carried out to date.

j) Landfill restoration costs

Provision for the cost of restoring landfill sites is made over the operational life of each landfill site and charged to the profit and loss account on the basis of the usage of void space. Material restoration balances arising are discounted by applying an appropriate discount rate.

k) Environmental control and aftercare costs

Environmental control and aftercare costs are incurred over the operational life of each landfill site and may be incurred for a considerable period thereafter. Provision for all such costs is made over the operational life of the site and charged to the profit and loss account on the basis of the usage of void space. Material environmental control and aftercare costs are discounted by applying an appropriate discount rate.

l) Insurance

Provision is made for claims notified and for claims incurred but which have not yet been notified, based on advice from the group's external insurance advisers.

m) Pension costs

Costs of defined benefit pension schemes are determined by an independent actuary so as to spread the cost of providing pension benefits over the estimated period of employees' average service lives with the group. Costs of defined contribution pension schemes are charged to the profit and loss account in the period in which they fall due.

1 Accounting policies continued

n) Foreign currency

The trading results of overseas subsidiary and associated undertakings are translated into sterling using average rates of exchange ruling during the year.

The net equity interests in overseas subsidiary and associated undertakings are translated into sterling at the rates of exchange ruling at the year-end. Exchange differences thus arising are treated as movements in reserves together with exchange differences on loans between group companies. Exchange differences arising in respect of foreign exchange instruments taken out as hedges of overseas investments are also treated as movements in reserves.

All other foreign currency denominated assets and liabilities of the company and its United Kingdom subsidiary undertakings are translated into sterling at the rates of exchange ruling at the year-end. In those instances where forward cover has been arranged, the forward rate is used. Any exchange differences so arising are dealt with through the profit and loss account.

Foreign currency transactions arising during the year are translated into sterling at the rate of exchange ruling on the date of the transaction.

All profits and losses on exchange arising during the year are dealt with through the profit and loss account.

o) Research and development

Research and development expenditure is charged to the profit and loss account in the year in which it is incurred. Expenditure on tangible fixed assets relating to research and development projects is capitalised and written off over the expected useful life of those assets.

p) Deferred taxation

Deferred taxation is fully provided in respect of timing differences between the treatment of certain items for taxation and accounting purposes only to the extent that an entity has an obligation to pay more tax in the future or a right to pay less tax in the future. Material deferred taxation balances arising are discounted by applying an appropriate risk free discount rate. For the purposes of discounting, the period over which accelerated capital allowances in respect of infrastructure assets reverse, is determined by the estimated annual cost of maintaining the operating capability of the network.

q) Goodwill

Goodwill represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired. Goodwill arising on all acquisitions prior to 1 April 1998 remains eliminated against reserves. Purchased goodwill arising on acquisitions after 31 March 1998 is treated as an intangible fixed asset in the balance sheet and stated at cost less accumulated amortisation. Capitalised goodwill is amortised on a straight line basis over its useful economic life. Useful economic lives are currently estimated at between 15 and 20 years, dependent upon the nature of the business and assets purchased.

r) Euro costs

Costs of preparing systems and other applications for the introduction of the Euro are written off to the profit and loss account as incurred, unless there is a significant enhancement to the system or application, in which case, the costs are capitalised and depreciated in line with the policy stated in d.

s) Derivatives and other financial instruments

Debt instruments

The financial costs of debt instruments are charged to the profit and loss account over the term of the debt at a constant rate on the carrying amount. Such costs include the cost of issue and any discount to face value arising on issue, or any premium arising on maturity. Differences arising from the movement in exchange rates during the year on translation into sterling of the foreign currency borrowings and similar instruments used to finance long-term equity investments, are taken directly to reserves and reported in the statement of total recognised gains and losses.

Derivative financial instruments

Financial instruments, in particular, interest rate swaps and to a lesser extent currency swaps, are used to manage the financial risks arising from the business activities of the group and the financing of those activities. There is no trading activity in financial instruments. A review of how the financial risks are managed is included in the Financial review. Financial instruments are accounted for as follows:

- Interest rate swaps are used to hedge the group's exposure to movements in interest rates. The interest payable or receivable on such swaps is accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps are not revalued to fair value prior to maturity;
- Currency swaps are used to hedge foreign currency investments. The future currency exchange within such contracts is revalued to the rate of exchange at the balance sheet date and any unrealised gain or loss is matched with that on the underlying asset or liability in reserves. The interest coupon on such swaps is accrued in the same way as that on borrowings and deposits.

The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed in note 17 to the accounts.

t) Long Term Incentive Plan

Shares in the company purchased for the Long Term Incentive Plan are held under trust and are initially recorded within investments in the balance sheet at cost. The cost of the awards is taken to the profit and loss account over the period in which performance is measured.

u) Pre-contract costs

Pre-contract costs incurred are written off as an expense, until such time as award of the contract becomes virtually certain.

2 Segmental analysis

a) Analysis of turnover and profit before interest by geographical origin and type of business

	United Kingdom		Other – principally USA and Europe		Group	
	2004 £m	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Group turnover						
Water and sewerage	**956.7**	917.9	**–**	–	**956.7**	917.9
Waste management	**573.9**	457.3	**59.2**	53.6	**633.1**	510.9
Services	**63.6**	55.8	**317.6**	329.6	**381.2**	385.4
Systems	**52.0**	50.9	**11.6**	10.4	**63.6**	61.3
Property, Engineering consultancy and Insurance	**80.0**	66.4	**3.5**	6.6	**83.5**	73.0
Inter segment trading	**(102.1)**	(95.8)	**(0.9)**	(0.7)	**(103.0)**	(96.5)
	1,624.1	1,452.5	**391.0**	399.5	**2,015.1**	1,852.0
Group profit before interest, goodwill amortisation and exceptional items						
Water and sewerage	**337.9**	325.5	**–**	–	**337.9**	325.5
Waste management	**76.0**	64.8	**3.2**	3.1	**79.2**	67.9
Services	**4.6**	4.2	**34.1**	30.0	**38.7**	34.2
Systems	**3.4**	(0.7)	**(1.1)**	(2.4)	**2.3**	(3.1)
Property, Engineering consultancy and Insurance	**3.2**	5.5	**–**	–	**3.2**	5.5
Unrealised profit on inter segment trading	**(2.4)**	(2.6)	**–**	–	**(2.4)**	(2.6)
Corporate overheads	**(18.3)**	(17.6)	**–**	–	**(18.3)**	(17.6)
	404.4	379.1	**36.2**	30.7	**440.6**	409.8
Goodwill amortisation	**(23.2)**	(17.4)	**(6.6)**	(7.8)	**(29.8)**	(25.2)
Group profit before interest and exceptional items						
Water and sewerage	**336.6**	325.4	**–**	–	**336.6**	325.4
Waste management	**54.9**	48.3	**3.0**	3.0	**57.9**	51.3
Services	**3.8**	3.4	**27.7**	22.3	**31.5**	25.7
Systems	**3.4**	(0.7)	**(1.1)**	(2.4)	**2.3**	(3.1)
Property, Engineering consultancy and Insurance	**3.2**	5.5	**–**	–	**3.2**	5.5
Unrealised profit on inter segment trading	**(2.4)**	(2.6)	**–**	–	**(2.4)**	(2.6)
Corporate overheads	**(18.3)**	(17.6)	**–**	–	**(18.3)**	(17.6)
	381.2	361.7	**29.6**	22.9	**410.8**	384.6
Exceptional items						
Exceptional profit on disposal of fixed assets – Water and sewerage	**19.8**	–	**–**	–	**19.8**	–
Exceptional integration costs – Waste management	**(10.9)**	–	**–**	–	**(10.9)**	–
Exceptional impairment of goodwill and tangible fixed assets – Services	**–**	(3.5)	**–**	(43.3)	**–**	(46.8)
Exceptional contract provision release – Systems	**–**	–	**2.7**	6.0	**2.7**	6.0
	8.9	(3.5)	**2.7**	(37.3)	**11.6**	(40.8)
Group profit before interest						
Water and sewerage	**356.4**	325.4	**–**	–	**356.4**	325.4
Waste management	**44.0**	48.3	**3.0**	3.0	**47.0**	51.3
Services	**3.8**	(0.1)	**27.7**	(21.0)	**31.5**	(21.1)
Systems	**3.4**	(0.7)	**1.6**	3.6	**5.0**	2.9
Property, Engineering consultancy and Insurance	**3.2**	5.5	**–**	–	**3.2**	5.5
Unrealised profit on inter segment trading	**(2.4)**	(2.6)	**–**	–	**(2.4)**	(2.6)
Corporate overheads	**(18.3)**	(17.6)	**–**	–	**(18.3)**	(17.6)
	390.1	358.2	**32.3**	(14.4)	**422.4**	343.8

Turnover by origin and destination do not differ materially.

2 Segmental analysis continued

b) Joint ventures and associates

	United Kingdom		Other – principally USA and Europe		Group	
	2004 £m	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Share of joint ventures' turnover	**3.2**	3.4	**0.2**	0.4	**3.4**	3.8
Share of operating profit of joint ventures and associates:						
Joint ventures	**1.2**	0.8	**–**	–	**1.2**	0.8
Associates	**–**	–	**10.7**	10.0	**10.7**	10.0
	1.2	0.8	**10.7**	10.0	**11.9**	10.8

c) Acquisitions

The profit and loss account and segmental analysis include the following amounts in respect of businesses acquired during the year:

	Turnover			Operating profit/(loss)		
	United Kingdom £m	Other – principally USA and Europe £m	**Total £m**	United Kingdom £m	Other – principally USA and Europe £m	**Total £m**
Waste management	89.0	–	**89.0**	(5.0)	–	**(5.0)**
Services	–	6.2	**6.2**	–	3.0	**3.0**
Total	89.0	6.2	**95.2**	(5.0)	3.0	**(2.0)**

Waste management's and Services' operating profit in the table above is after charging goodwill amortisation of £4.7 million and £0.3 million respectively.

Waste management's operating profit is also stated after charging exceptional integration costs of £10.9 million. Profit before interest, tax, goodwill amortisation and exceptional items of acquisitions in this period therefore amounts to £13.9 million (Waste management £10.6 million including estimated synergies and Services £3.3 million).

d) Analysis of net operating assets by geographical location and type of business

	United Kingdom		Other – principally USA and Europe		Group	
	2004 £m	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Water and sewerage	**4,726.1**	4,542.2	**–**	–	**4,726.1**	4,542.2
Waste management	**257.8**	208.4	**21.4**	23.7	**279.2**	232.1
Services	**15.5**	17.3	**124.5**	136.0	**140.0**	153.3
Systems	**5.4**	8.3	**(2.0)**	(2.6)	**3.4**	5.7
Property, Engineering consultancy, Insurance and Corporate	**12.8**	24.3	**–**	–	**12.8**	24.3
Net operating assets	**5,017.6**	4,800.5	**143.9**	157.1	**5,161.5**	4,957.6
Goodwill:						
Water and sewerage					**–**	1.3
Waste management					**390.7**	289.2
Services					**106.9**	111.0
Short-term deposits, cash, borrowings, taxation and dividends payable					**(3,439.8)**	(3,139.3)
					2,219.3	2,219.8

3 Operating costs

	Continuing Operations £m	Acquisitions £m	Total 2004 £m	2003 £m
Wages and salaries	**401.5**	**22.3**	**423.8**	396.4
Social security costs	**34.4**	**1.6**	**36.0**	31.3
Pension costs (note 23)	**29.0**	**1.2**	**30.2**	24.3
Total employee costs	**464.9**	**25.1**	**490.0**	452.0
Power	**34.6**	**0.3**	**34.9**	37.0
Raw materials and consumables	**141.6**	**5.0**	**146.6**	142.9
Rates	**59.3**	**1.1**	**60.4**	58.0
Service charges	**24.8**	**-**	**24.8**	23.3
Waste disposal costs	**91.5**	**13.7**	**105.2**	80.6
Other operating costs	**327.1**	**33.2**	**360.3**	311.2
Depreciation – on owned assets	**227.1**	**7.7**	**234.8**	226.1
– on assets held under finance leases	**8.5**	**-**	**8.5**	9.4
– on infrastructure assets	**56.6**	**-**	**56.6**	55.6
Amortisation and impairment – goodwill	**24.8**	**5.0**	**29.8**	67.7
Hired and contracted services	**125.9**	**1.0**	**126.9**	119.7
Environmental and landfill restoration costs	**6.3**	**1.2**	**7.5**	4.3
Operating lease rental – land and buildings	**11.7**	**0.7**	**12.4**	11.9
– other	**9.1**	**1.0**	**10.1**	5.3
Hire of plant and machinery	**17.2**	**2.2**	**19.4**	20.0
Research and development expenditure	**3.2**	**-**	**3.2**	3.9
Profit on disposal of fixed assets (see note 4 below)	**-**	**-**	**-**	(6.7)
Foreign exchange losses	**0.7**	**-**	**0.7**	0.5
	1,634.9	**97.2**	**1,732.1**	1,622.7
Own work capitalised	**(107.7)**	**-**	**(107.7)**	(103.7)
Total operating costs	**1,527.2**	**97.2**	**1,624.4**	1,519.0

A net exceptional credit arose during 2003/2004 of £11.6 million, as opposed to a net £40.8 million charge arising in the prior year. This is further analysed below:

Exceptional items in 2003/2004 comprise a £19.8 million profit from the disposal of fixed assets and a £2.7 million credit from the release of part of an exceptional charge made in 2001/2002, offset by a £10.9 million charge for Hales' integration costs.

The exceptional profit on disposal of fixed assets during 2003/2004 of £19.8 million relates to the disposal of land and property by Severn Trent Water which is disclosed on the face of the profit and loss account (see note 4 below).

Operating costs for 2003/2004 include a £10.9 million charge in respect of integration costs associated with the acquisition of Hales Waste (£4.8 million in wages and salaries and £6.1 million in other operating costs). This is offset by a £2.7 million release of part of the £25 million charge made in 2001/2002 in respect of certain Systems' CIS Open Vision Contracts in the USA (included in other operating costs).

Exceptional items in 2002/2003 comprise a charge of £46.8 million for the impairment of goodwill and tangible fixed assets in Services, offset by a £6.0 million credit from the release of an exceptional charge made in 2001/2002.

The £46.8 million impairment was determined in accordance with FRS 11 "Impairment of fixed assets and goodwill". The impairment restated the relevant assets to value in use using a pre-tax discount rate of 10%. £42.5 million of this impairment charge was a write down of goodwill, the remaining £4.3 million was a write down of tangible fixed assets included in depreciation of owned assets.

The exceptional contract provision release of £6.0 million in 2002/2003 related to the release of part of a £25.0 million exceptional charge made in 2001/2002 in respect of certain systems CIS-OV contracts in the USA (included in other operating costs).

3 Operating costs continued

During the year PricewaterhouseCoopers LLP earned the following fees:

	2004 £m	2003 £m
Audit related		
Group statutory	**0.7**	0.7
Regulatory	**0.2**	0.1
	0.9	0.8
Further assurance services – due diligence (capitalised as part of acquisition costs)	**0.5**	0.1
Taxation Services		
Compliance	**0.1**	–
Advisory	**0.1**	0.6
	0.2	0.6
Other Services	**0.2**	0.1
Total fees	**1.8**	1.6

Taxation services include compliance services such as tax return preparation and advisory services.

Other services primarily include training programmes.

Included in auditors' remuneration above is £100,000 (2003: £75,000) in respect of the audit of the company.

Details of Directors' remuneration are set out in the Report of the Remuneration Committee on pages 25 to 31.

4 Profits on disposal of fixed assets

Profits on disposal of fixed assets, expressed on a like for like basis, comprising only sales of land and property, have arisen as follows in the reported periods:

	2004 £m	2003 £m
Profits on disposal of fixed assets	**19.8**	6.7

In the current period, profits on disposal of fixed assets amounting to £19.8 million have been shown separately as exceptional on the face of the profit and loss account, after operating profit, due to the materiality of the amounts involved. In previous periods such profits on disposal (shown above) were not treated as exceptional and were reported within operating costs, given their relative magnitude.

Changes in analysis

In prior periods, profits on disposal of fixed assets other than land and property were also reported within operating costs as part of a total figure for profits on disposals of fixed assets. They are now regarded more appropriately as minor adjustments to depreciation. A £1.2 million profit arising from such adjustments in the current year has been deducted from the depreciation charge. A £0.2 million depreciation charge arose in 2002/2003.

5 Employee numbers

Average number of employees (including executive directors) during the year (full time equivalent):

	2004 Number	2003 Number
By type of business:		
Water and sewerage	**4,998**	4,780
Waste management	**5,061**	4,043
Services	**4,835**	4,796
Systems	**533**	656
Property, Engineering consultancy, Insurance and Corporate	**366**	372
	15,793	14,647
By geographical location:		
United Kingdom	**11,185**	10,119
Other – principally USA and Europe	**4,608**	4,528
	15,793	14,647

6 Net interest payable

	2004 £m	2003 £m
Interest receivable and similar income	**3.5**	2.0
Interest payable and similar charges:		
Bank loans and overdrafts	**(34.3)**	(37.1)
Other loans	**(106.9)**	(92.8)
Interest on discounted provisions	**(2.1)**	(1.9)
Finance leases	**(19.6)**	(22.1)
	(159.4)	(151.9)
Share of joint ventures	**(0.2)**	(0.2)
Share of associates	**(8.4)**	(7.3)
	(168.0)	(159.4)

7 Taxation

a) *Analysis of charge in the year*

	2004 £m	2003 £m
Current tax		
UK corporation tax – current year at 30%	**39.0**	27.9
– prior year	**(8.3)**	(6.4)
Double taxation relief	**(0.6)**	(0.8)
Total UK tax – group	**30.1**	20.7
Overseas tax – current year	**1.9**	2.3
– prior year	**–**	0.4
Total overseas tax	**1.9**	2.7
Total current tax – group	**32.0**	23.4
Share of tax charges of – joint ventures	**0.4**	0.2
– associates	**0.9**	1.2
Total current tax	**33.3**	24.8
Deferred tax		
Origination and reversal of timing differences – current year	**36.3**	40.4
– prior year	**4.6**	13.1
(Increase)/decrease in discount	**(4.6)**	6.0
Total deferred tax	**36.3**	59.5
Total tax charge	**69.6**	84.3

b) Factors affecting the current tax charge in the year

The current tax assessed for the year is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2004 £m	2003 £m
Profit on ordinary activities before tax	**254.4**	184.4
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK (30%)	**76.3**	55.3
Effects of:		
Permanent differences	**0.7**	14.4
Capital allowances for year in excess of depreciation	**(34.3)**	(39.4)
Utilisation of/movement in short-term timing differences	**1.1**	(0.7)
Utilisation of/movement in tax losses	**(3.0)**	(0.3)
Overseas tax rate differences	**0.8**	1.5
Adjustment in respect of prior years	**(8.3)**	(6.0)
Total current tax	**33.3**	24.8

Of the current year tax charge, £2.4 million relates to tax charges arising on exceptional items. The exceptional items in 2002/2003 had no effect on the current tax charge in that period.

7 Taxation continued

b) Factors affecting the current tax charge in the year continued

The group's current tax charge, excluding tax arising from exceptional items, of £30.9 million, (2003: £24.8 million) represents 12.7% (2003: 11.0%) of the group's profit after interest but before exceptional items.

c) Factors affecting future tax charge

The group's future current tax charge will be affected by the requirements of AMP4 which will impact both depreciation and capital allowances. In addition the mix of profits from the different jurisdictions in which the group operates will have an impact on the effective rate of tax. No deferred tax asset has been recognised on the US sub-group although these should be available to reduce the current tax charge in future years. The estimated value of the deferred tax asset not recognised, measured at the UK standard rate of 30%, is £6.2 million. The group's future deferred tax charge will be impacted by changes in interest rates.

8 Dividends

	2004		2003	
	Pence per share	**£m**	Pence per share	£m
Interim dividend declared	**17.77**	**61.1**	17.34	59.5
Final dividend proposed	**29.27**	**100.9**	28.56	98.1
	47.04	**162.0**	45.90	157.6

9 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled, as the trust waives the dividends due on the shares. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees, where the exercise price is less than the average market price of the company's shares during the year. Supplementary adjusted earnings per share figures are presented. These exclude the effects of exceptional items and deferred tax in both 2004 and 2003. The Directors consider that the supplementary figures provide a useful additional indication of performance.

	2004			2003		
	Earnings £m	**Weighted average number of shares m**	**Per share amount pence**	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	**184.1**	**343.8**	**53.5**	99.2	343.1	28.9
Effect of dilutive options	**-**	**1.5**	**(0.2)**	–	1.4	(0.1)
Diluted earnings per share	**184.1**	**345.3**	**53.3**	99.2	344.5	28.8
Supplementary earnings per share						
Basic earnings per share	**184.1**	**343.8**	**53.5**	99.2	343.1	28.9
Effect of:						
Exceptional profit on disposal of fixed assets	**(19.8)**	**-**	**(5.8)**	–	–	–
Exceptional integration costs	**10.9**	**-**	**3.2**	–	–	–
Exceptional impairment of goodwill and tangible fixed assets	**-**	**-**	**-**	46.8	–	13.6
Exceptional contract provision release	**(2.7)**	**-**	**(0.8)**	(6.0)	–	(1.7)
Tax relating to exceptional items	**2.4**	**-**	**0.7**	–	–	–
Deferred tax	**36.3**	**-**	**10.6**	59.5	–	17.3
Adjusted basic earnings per share before exceptional items and deferred tax	**211.2**	**343.8**	**61.4**	199.5	343.1	58.1
Diluted earnings per share	**184.1**	**345.3**	**53.3**	99.2	344.5	28.8
Effect of:						
Exceptional profit on disposal of fixed assets	**(19.8)**	**-**	**(5.7)**	–	–	–
Exceptional integration costs	**10.9**	**-**	**3.2**	–	–	–
Exceptional impairment of goodwill and tangible fixed assets	**-**	**-**	**-**	46.8	–	13.5
Exceptional contract provision release	**(2.7)**	**-**	**(0.8)**	(6.0)	–	(1.7)
Tax relating to exceptional items	**2.4**	**-**	**0.7**	–	–	–
Deferred tax	**36.3**	**-**	**10.5**	59.5	–	17.3
Diluted earnings per share before exceptional items and deferred tax	**211.2**	**345.3**	**61.2**	199.5	344.5	57.9

10 Goodwill

	Group 2004 £m
Cost	
At 1 April 2003	**518.0**
Arising on acquisitions in the year (note 21a)	**137.9**
Arising on prior year acquisitions (note 21b)	**0.2**
Exchange adjustments	**(21.8)**
At 31 March 2004	**634.3**
Amortisation	
At 1 April 2003	**116.5**
Charge for year	**29.8**
Exchange adjustments	**(9.6)**
At 31 March 2004	**136.7**
Net book value	
At 31 March 2004	**497.6**
At 31 March 2003	401.5

11 Tangible assets

	Group				Company		
	Land and buildings £m	Infrastructure assets £m	Plant and equipment £m	Total £m	Land and buildings £m	Plant and equipment £m	Total £m
Cost							
At 1 April 2003	2,025.2	3,047.2	2,679.7	7,752.1	7.3	5.0	12.3
Acquisition of businesses	15.4	–	31.1	46.5	–	–	–
Additions	109.4	193.5	229.0	531.9	–	0.5	0.5
Grants and contributions	–	(35.6)	–	(35.6)	–	–	–
Disposals	(7.1)	(0.6)	(76.3)	(84.0)	–	–	–
Reclassifications and transfers	0.2	–	(2.4)	(2.2)	–	–	–
Exchange adjustments	(4.7)	–	(13.4)	(18.1)	–	–	–
At 31 March 2004	**2,138.4**	**3,204.5**	**2,847.7**	**8,190.6**	**7.3**	**5.5**	**12.8**
Depreciation							
At 1 April 2003	626.0	883.3	1,194.2	2,703.5	0.5	4.4	4.9
Charge for year	54.9	56.6	188.4	299.9	–	0.8	0.8
Disposals	(5.6)	(0.6)	(71.5)	(77.7)	–	–	–
Reclassifications and transfers	(1.4)	–	(2.7)	(4.1)	–	–	–
Exchange adjustments	(1.4)	–	(7.6)	(9.0)	–	–	–
At 31 March 2004	**672.5**	**939.3**	**1,300.8**	**2,912.6**	**0.5**	**5.2**	**5.7**
Net book value							
At 31 March 2004	**1,465.9**	**2,265.2**	**1,546.9**	**5,278.0**	**6.8**	**0.3**	**7.1**
At 31 March 2003	1,399.2	2,163.9	1,485.5	5,048.6	6.8	0.6	7.4

i) Included in tangible fixed assets are assets held under finance leases as follows:

	2004 £m	2003 £m
Cost	**397.9**	301.4
Accumulated depreciation	**(115.4)**	(68.9)
Net book value	**282.5**	232.5

ii) Grants and contributions received relating to infrastructure assets have been deducted from the cost of fixed assets in order to show a true and fair view as set out in note 1f.

11 Tangible assets continued

iii) The net book value of land and buildings is analysed as follows:

	2004 £m	2003 £m
Freehold	**1,391.4**	1,334.0
Long leasehold	**42.2**	41.9
Short leasehold	**32.3**	23.3
	1,465.9	1,399.2

iv) The net book value of land and buildings includes £127.1 million (2003: £118.1 million) in respect of landfill sites.

v) Included in the above are the following tangible fixed assets not subject to depreciation:

	2004 £m	2003 £m
Land	**46.7**	30.1
Assets in the course of construction	**234.9**	301.4
	281.6	331.5

12 Investments

	Group			
		2004 £m		2003 £m
Investments in joint ventures:				
Share of gross assets	**7.2**		3.1	
Share of gross liabilities	**(6.5)**		(2.6)	
Loans	**8.9**		4.7	
		9.6		5.2
Investments in associates:				
Share of net assets	**14.5**		14.7	
Loans	**3.2**		2.9	
		17.7		17.6
Other investments		**1.0**		1.2
Own shares		**3.2**		6.5
		31.5		30.5

	Interests in joint ventures £m	Interests in associates £m	Other investments £m	Own shares £m	Total £m
Group					
At 1 April 2003	5.2	17.6	1.2	6.5	30.5
Loans advanced	5.0	0.3	–	–	5.3
Additions	–	0.4	–	3.2	3.6
Disposals	–	–	(0.2)	–	(0.2)
Loans repaid	(0.8)	–	–	–	(0.8)
Share of profits	0.6	1.4	–	–	2.0
Dividends receivable	(0.4)	(1.5)	–	–	(1.9)
Cumulative amortisation of own shares	–	–	–	(6.5)	(6.5)
Other movements	–	(0.5)	–	–	(0.5)
At 31 March 2004	**9.6**	**17.7**	**1.0**	**3.2**	**31.5**

Interests in joint ventures and associates at 31 March 2004 comprised the group's share of net assets less provisions, of £15.2 million (2003: £15.2 million) and loans of £12.1 million (2003: £7.6 million). The group's share of the post acquisition accumulated profits of joint ventures at 31 March 2004 was £2.7 million (2003: £2.1 million). The group's share of the post acquisition accumulated profits of associates at 31 March 2004 was £3.1 million (2003: £1.7 million). Particulars of the group's principal joint venture and associated undertakings at 31 March 2004 are:

			Issued share capital		
	Nature of business	Percentage of share capital held	A ordinary shares of £1	B ordinary shares of £1	Other classes of shares
Biogeneration Limited	Power Generation	50%	500*	500	–
GMI Rovinian Limited	Property Development	50%	25,000	25,000*	–
Capital Controls India Private Limited	Chlorination Equipment	50%	–	–	375,000 equity shares at Rs10/share*
Aquafin NV	Sewerage Undertaking	20%	–	–	160,000 shares at €124/share*
Indaqua Industria e Gestao de Aguas	Water Undertaking	30%	–	–	300,000 shares at €5/share*
Umbria Due Servizi Idrici S.c.a.r.L.	Water and Waste Water	64%	–	–	64,000 shares at €1/share*
Cognica Limited	Asset Management	50%	100,000*	100,000	–
East Leeds Development Company Limited	Property Development	50%	500*	500	–
East Leeds (Holdings) Limited	Property Development	50%	500*	500	–
ELDC (Triangle) Limited	Property Development	38%	240	760#	–

*Held by the group

#Held by East Leeds (Holdings) Limited

The country of incorporation, registration and main operation is Great Britain with the exceptions of Capital Controls India (India), Aquafin (Belgium), Indaqua (Portugal) and Umbria (Italy).

The group financial statements incorporate a trading period for Aquafin and Indaqua of twelve months to their accounting reference date of 31 December 2003.

Interests in own shares represent ordinary shares of 65⁵⁄₁₉p each held in trust for certain senior employees under the Long Term Incentive Plan (the "LTIP").

The main features of the LTIP are set out in the Remuneration Report on pages 26, 27, 30 and 31. At 31 March 2004, the trust held 1,335,947 shares (2003: 982,492 shares). The market value of these shares was £10.2 million (2003: £7.0 million). The costs of acquiring the shares are charged to the profit and loss account over the three year period for which the performance criteria are measured.

In prior years the cumulative amortisation for the LTIP was held within working capital. During the current year, this has been reanalysed to show it within investments in order to provide better analysis of the charge associated with the LTIP.

Details of the principal operating subsidiaries by type of business are set out in note 25. A complete list of subsidiary undertakings is available on request to the company and will be filed with the next Annual Return.

	Subsidiary undertakings Shares £m	Subsidiary undertakings Loans £m	Own shares £m	Total £m
Company				
At 1 April 2003	986.8	2,478.3	6.5	3,471.6
Additions/loans advanced	18.5	160.9	3.2	182.6
Loans repaid	–	(39.7)	–	(39.7)
Disposals/provisions	(14.0)	–	–	(14.0)
Reallocation of charge on own shares	–	–	(6.5)	(6.5)
At 31 March 2004	**991.3**	**2,599.5**	**3.2**	**3,594.0**

13 Stocks

	Group 2004 £m	Group 2003 £m
Stocks and work in progress	**31.8**	39.6
Development land and properties	**48.6**	51.4
	80.4	91.0

The replacement value of stocks and work in progress is not materially different from their book value.

14 Debtors

	Group		Company	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Trade debtors	**277.6**	251.4	**–**	–
Amounts owed by group undertakings	**–**	–	**50.9**	44.6
Amounts owed by associated undertakings	**0.3**	0.3	**–**	–
Corporation tax recoverable	**0.3**	0.7	**–**	–
Other debtors	**37.9**	50.8	**0.7**	2.2
Prepayments and accrued income	**136.7**	120.0	**1.3**	1.3
	452.8	423.2	**52.9**	48.1

Included within group debtors of £452.8 million is £7.1 million of prepayments and accrued income, £0.7 million of other debtors and £0.1 million of amounts owed by associated undertakings that falls due after one year.

In 2003, included in group debtors of £423.2 million were £8.1 million of prepayments and accrued income and £3.2 million of other debtors that fell due after one year.

15 Creditors: amounts falling due within one year

	Group		Company	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Bank overdrafts	**32.1**	31.8	**32.1**	31.8
Bank loans	**64.0**	97.3	**–**	–
Other loans	**378.4**	403.1	**354.4**	338.4
Obligations under finance leases	**12.4**	5.4	**–**	–
Borrowings (note 17)	**486.9**	537.6	**386.5**	370.2
Trade creditors	**71.2**	59.8	**0.3**	0.2
Amounts owed to group undertakings	**–**	–	**59.0**	39.3
Other creditors	**31.5**	35.5	**14.9**	21.7
Taxation and social security	**32.7**	26.5	**0.3**	–
Corporation tax payable	**65.8**	50.5	**25.9**	21.5
Dividends payable	**162.2**	157.9	**162.2**	157.9
Accruals and deferred income	**373.4**	351.4	**4.0**	2.8
	1,223.7	1,219.2	**653.1**	613.6

16 Creditors: amounts falling due after more than one year

	Group		Company	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Bank loans	**428.2**	488.9	**–**	–
Other loans	**1,460.5**	1,092.2	**290.3**	162.4
Obligations under finance leases	**488.8**	455.8	**–**	–
Borrowings (note 17)	**2,377.5**	2,036.9	**290.3**	162.4
Deferred income	**45.7**	47.5	**–**	–
Other creditors	**17.4**	17.2	**10.4**	9.6
	2,440.6	2,101.6	**300.7**	172.0

17 Financial instruments

The group's policies in respect of foreign currency and interest rate risk management and the related use of financial instruments are set out in the Treasury management section of the Financial review on page 17. Short term debtors and creditors have been excluded from disclosures other than the currency risk disclosures.

a) Borrowings analysed by currency and interest rate after taking account of various currency and interest rate swaps entered into by the group

Currency	**2004 Total £m**	Floating interest rate £m	Fixed interest rate £m	Fixed borrowings: Weighted average interest rate %	Fixed borrowings: Weighted average period for which interest is fixed Years
Sterling	**2,775.2**	861.0	1,914.2	6.1	17.9
Euro	**32.1**	32.1	–		
Dollar	**57.1**	57.1	–		
Total borrowings at 31 March 2004	**2,864.4**	950.2	1,914.2		
Total borrowings at 31 March 2003	**2,574.5**	678.7	1,895.8		

In addition to the fixed debt above, the group has a £50 million of forward start interest rate swap (floating to fixed) that commences during the financial year ending 31 March 2005. This forward start interest rate swap has an interest rate of 5.0% and a duration of 30 years.

Floating rate borrowings bear interest based on LIBOR.

b) Investments in interest earning assets analysed by currency after taking account of various currency swaps entered into by the group

Currency	**2004 £m**	2003 £m
Sterling deposits	**68.3**	23.7
Euro deposits	**0.3**	0.3
US Dollar deposits	**2.2**	1.7
Total	**70.8**	25.7

Investments in interest earning assets comprise short-term deposits placed on money markets with a maturity date not exceeding one year, and certificates of deposit.

Of the total £70.8 million interest earning assets, there is £31.2 million (£29.0 million of Sterling deposits and £2.2 million of US Dollar deposits) of cash held on short term deposit as security for external insurance, as part of Derwent's reinsurance obligations.

The company has £31.7 million of sterling held on short term deposit.

c) Monetary assets and liabilities by currency, excluding the functional currency

	Net foreign currency monetary assets/(liabilities)				
	Sterling £m	US Dollar £m	Euro £m	Other £m	**Total £m**
Functional currency of operation					
Sterling	–	1.4	(31.8)	0.1	(30.3)
Dollar	–	–	–	–	–
Total	**–**	**1.4**	**(31.8)**	**0.1**	**(30.3)**

Net currency gains/losses arising from monetary assets/(liabilities) not in the functional currency of an operation are recognised in its profit and loss account. Those arising from the translation of US Dollar and Euro functional currency financial statements into Sterling are recognised in the Statement of total recognised gains and losses.

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

17 Financial instruments continued

d) Borrowings analysed by maturity date

		Loans				
	Overdrafts £m	Repayable by instalments any of which are payable after five years £m	Other repayment terms £m	Finance leases £m	2004 Total £m	2003 Total £m
Group						
Borrowings due within one year (note 15)	**32.1**	–	**442.4**	**12.4**	**486.9**	537.6
Borrowings due after one year:						
Between one and two years	–	–	**137.0**	**13.7**	**150.7**	93.9
Between two and five years	–	–	**462.3**	**61.5**	**523.8**	391.2
After more than five years	–	–	**1,289.4**	**413.6**	**1,703.0**	1,551.8
Total borrowings due after one year (note 16)	–	–	**1,888.7**	**488.8**	**2,377.5**	2,036.9
	32.1	–	**2,331.1**	**501.2**	**2,864.4**	2,574.5

Loans repayable partly or wholly after five years comprise:

	Rate of interest %	2004 £m	2003 £m
European Investment Bank loans – 2009-2013	3.0-6.1	**223.9**	220.6
Sterling bond (STWUF)* – 2024	6.1	**298.3**	298.2
Sterling bond (STWUF)* – 2029	6.3	**413.1**	412.6
Euro Medium Term Notes	4.1-5.3	**354.1**	197.6
Other loans		**–**	0.3
		1,289.4	1,129.3

*Severn Trent Water Utilities Finance Plc

Company

The company has loans and overdrafts totalling £653.1 million (2003: £480.2 million) which are repayable within five years, and £23.7 million (2003: £52.4 million) repayable after more than five years.

e) Borrowings facilities

The group has the following undrawn committed borrowing facilities available at 31 March 2004

	2004 £m	2003 £m
Expiring within one year	**160.0**	–
Expiring after two years	**600.0**	600.0
	760.0	600.0

On 5 April 2004 the group put in place a new £700 million Revolving Credit Facility (RCF). This facility replaced two existing facilities – a £600 million RCF and a £160 million bilateral facility. The new RCF comprises two elements: a £200 million tranche maturing in 364 day with a one year term-out option and a £500 million tranche having a five year maturity.

In addition, the group also has an overdraft facility of £80.0 million (2003: £75.0 million), of which £47.9 million (2003: £43.2 million) remains undrawn at the year-end.

f) Fair values of financial instruments

Financial instruments by category:
Asset/(liability)

	2004		2003	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the group's operations				
Short-term deposits	**70.8**	**70.8**	25.7	25.7
Cash at bank and in hand	**29.2**	**29.2**	37.2	37.7
Borrowings falling due within one year	**(477.2)**	**(477.8)**	(535.0)	(534.9)
Borrowings falling due after more than one year	**(2,356.4)**	**(2,461.0)**	(2,020.2)	(2,155.5)
Derivative financial instruments held to manage the currency and interest rate profile				
Interest rate swaps and similar instruments	**–**	**(65.0)**	–	(93.8)
Currency instrument – cross currency swaps	**(30.8)**	**(30.8)**	(19.3)	(15.3)
Currency instrument – investment hedge	**15.3**	**15.3**	6.0	5.5
Total net debt	**(2,749.1)**	**(2,919.3)**	(2,505.6)	(2,730.6)
Other long-term assets/(liabilities)				
Interest in own shares	**3.2**	**10.2**	6.5	7.0
Other fixed asset investments	**1.0**	**1.0**	1.2	1.2

Where available, market rates have been used to determine fair values. When market prices are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

g) Unrecognised gains and losses on hedges at 31 March 2004

	Gains £m	Losses £m	**Total net gains/ (losses) £m**
Unrecognised gains and losses on hedges at 1 April 2003	**11.3**	**(101.6)**	**(90.3)**
Arising in previous years that were recognised in the year	1.1	(1.0)	0.1
Arising before 1 April 2003 that were not recognised in the financial year	**12.4**	**(102.6)**	**(90.2)**
Unrecognised gains and losses arising during the financial year	(6.3)	31.5	25.2
Unrecognised gains and losses on hedges at 31 March 2004	**6.1**	**(71.1)**	**(65.0)**
Expected to be recognised			
In one year or less	0.3	(7.0)	(6.7)
In later years	5.8	(64.1)	(58.3)

The instruments used for hedging group exposures to movements in interest rates and exchanges rates are explained in the Financial review on page 17. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures.

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

18 Provisions for liabilities and charges

a) Group provisions comprise the following:

	2004 £m	2003 £m
Deferred tax	**462.9**	425.8
Other provisions	**109.1**	97.3
	572.0	523.1

Deferred tax

The group's full deferred tax liability, calculated at a tax rate of 30% (2003: 30%), is:

	2004 £m	2003 £m
Capital allowances	**878.3**	845.9
Tax losses/other timing differences	**(19.6)**	(28.9)
Undiscounted provision for deferred tax	**858.7**	817.0
Discount	**(395.8)**	(391.2)
Discounted provision for deferred tax	**462.9**	425.8
Provision at start of year	**425.8**	366.3
Deferred tax charge for year	**36.3**	59.5
Exchange translation differences	**0.8**	–
Provision at end of year	**462.9**	425.8

Other provisions

Other provisions comprise:

	Balance at 1 April 2003 £m	Acquired with subsidiaries £m	Charged/ (credited) to profit and loss account £m	Exchange adjustments £m	Utilised £m	Transferred to other categories £m	**Balance at 31 March 2004 £m**
Environmental and landfill restoration	62.1	14.5	11.5	(0.3)	(10.6)	(0.1)	**77.1**
Restructuring	2.4	–	5.4	–	(5.7)	–	**2.1**
Insurance	21.1	–	10.6	–	(9.4)	–	**22.3**
Onerous/loss making contracts	10.8	1.2	(2.6)	–	(2.7)	0.1	**6.8**
Other	0.9	–	0.2	(0.1)	(0.2)	–	**0.8**
	97.3	15.7	25.1	(0.4)	(28.6)	–	**109.1**

As more fully explained in notes 1 j and k, environmental and landfill restoration provisions reflect costs to be incurred over the operational life of individual landfill sites and in the case of aftercare costs, up to 30 years thereafter. Discounting is applied. Included in the £11.5 million charge against profit in the current year is £2.1 million interest resulting from the use of discounting.

The restructuring provision reflects costs to be incurred in respect of committed programmes. All of the associated outflows are estimated to occur within one year of the balance sheet date.

Derwent Insurance Limited, a captive insurance company, is a wholly owned subsidiary of the group. Provisions for claims are made as set out in note 1l. The associated outflows are estimated to arise over a period of up to five years from the balance sheet date.

The onerous/loss making contract provision relates to specific contractual liabilities either assumed with businesses acquired or arising in existing group businesses, where estimated future costs are not expected to be recovered in revenues. The associated outflows are estimated to crystallise over the relevant contract periods of up to five years from the balance sheet date.

The £2.6 million credit in relation to onerous contract provisions includes an exceptional £2.7 million release of excess CIS-Open Vision contract provisions (see note 3).

b) Company provisions are as follows:

	2004 £m	2003 £m
Deferred tax	**0.6**	1.4

19 Called up share capital

	2004 £m	2003 £m
Total Authorised Share Capital:		
520,175,751 ordinary shares of $65\frac{5}{19}$p	**339.5**	339.5
Total Issued and Fully Paid Share Capital:		
345,115,866 (2003: 343,976,362) ordinary shares of $65\frac{5}{19}$p	**225.2**	224.4

a) Shares issued during the year

1,076,938 ordinary shares of $65\frac{5}{19}$p were issued at 535p, 799p, 528p, 473p, 568p, 548p or 536p, under the group's Employee Sharesave Scheme and 62,566 ordinary shares of $65\frac{5}{19}$p were issued at 625p or 688p under the group's Share Option Scheme (formerly Executive Share Option Scheme). The aggregate consideration in respect of these allotments was £5.6 million.

b) Employee share schemes

i) The Severn Trent Share Schemes (Profit Sharing Scheme)

The issued and paid up share capital of the company includes 177,294 ordinary shares of $65\frac{5}{19}$p (2003: 451,063 ordinary shares of $65\frac{5}{19}$p) issued under the Profit Sharing Scheme. These shares are held in trust on behalf of employees who are beneficially entitled to the shares.

ii) The Severn Trent Share Schemes (Share Incentive Plan)

The issued and paid up share capital of the company includes 358,044 ordinary shares of $65\frac{5}{19}$p (2003: 192,840) issued under the Share Incentive Plan. These shares are held in trust on behalf of employees who are beneficially entitled to the shares.

iii) Employee Sharesave Scheme

Under the terms of the Sharesave Scheme, the Board may grant those employees who have entered into an Inland Revenue approved Save As You Earn (SAYE) contract for a period of 3, 5 or 7 years, the right to purchase ordinary shares in the company. Options outstanding at 31 March 2004 were as follows:

			Number of shares	
Date of grant	Normal date of exercise	Option price	2004	2003
January 1996	2003	535p	–	103,595
January 1997	2002 or 2004	528p	**130,429**	136,623
January 1998	2003 or 2005	799p	**48,004**	215,181
January 1999	2004 or 2006	831p	**130,371**	139,437
January 2000	2003, 2005 or 2007	473p	**1,470,399**	2,479,683
January 2001	2004, 2006 or 2008	568p	**940,485**	1,005,844
January 2002	2005, 2007 or 2009	548p	**995,143**	1,084,157
January 2003	2006, 2008 or 2010	536p	**1,509,927**	1,628,944
January 2004	2007, 2009 or 2011	592p	**1,268,299**	–

iv) Approved Share Option Scheme

Under the terms of the Share Option Scheme (formerly Executive Share Option Scheme), the Board has granted Directors and other executives options to purchase ordinary shares in the company. Options outstanding under this scheme at 31 March 2004 were as follows:

				Number of shares	
Date of grant	Number	Normal date of exercise	Option price	2004	2003
December 1993	0	1996-2003	625p	–	61,716
June 1998	31	2001-2008	1005p	**58,633**	80,568
June 1999	38	2002-2009	934p	**57,009**	59,379
June 2000	33	2003-2010	688p	**67,011**	67,955
July 2001	39	2004-2011	738p	**106,796**	110,861
June 2002	58	2005-2012	720p	**125,965**	125,965
July 2003	55	2006-2013	680.5p	**134,219**	–

v) Unapproved Share Option Scheme

The Board has granted executives options to purchase ordinary shares in the company under an unapproved share option scheme. Options outstanding under this scheme at 31 March 2004 were as follows:

				Number of shares	
Date of grant	Number	Normal date of exercise	Option price	2004	2003
June 1998	17	2001-2008	1005p	**36,689**	36,905
June 1999	41	2002-2009	934p	**90,266**	116,312
June 2000	64	2003-2010	688p	**236,238**	257,351
July 2001	71	2004-2011	738p	**300,822**	313,187

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

20 Reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
Group			
At 1 April 2003	28.7	156.1	1,808.4
Retained profit for the year	–	–	22.1
Shares issued	4.8	–	–
Exchange movement on translation of overseas results and net assets	–	–	(35.6)
Translation differences on foreign currency hedging	–	–	10.3
Tax on translation differences on foreign currency hedging	–	–	(3.1)
At 31 March 2004	**33.5**	**156.1**	**1,802.1**

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
Company			
At 1 April 2003	28.7	156.1	2,522.5
Retained loss for the year	–	–	(38.3)
Shares issued	4.8	–	–
At 31 March 2004	**33.5**	**156.1**	**2,484.2**

The profit attributable to shareholders, dealt with in the accounts of the company was £123.7 million (2003: £138.8 million). In the previous three years £1,221.2 million of the company's retained profit arose as a result of group restructuring exercises, and are not considered likely to be distributable. As permitted by Section 230 of the Companies Act 1985, no profit or loss account is presented for the company.

At 31 March 2004 cumulative goodwill written off directly against group reserves amounted to £287.7 million (2003: £287.7 million).

21 *Acquisitions and disposals*

a) Acquisitions in 2003/2004

During the year, the group acquired interests in the following businesses:

Name of business	Date of acquisition
Services	
P&K Microbiology Services Inc	4 April 2003
Townley	4 August 2003
Aerotech Laboratories Inc	16 March 2004
Waste management (all asset acquisitions)	
Tony Bacon Refuse	10 April 2003
Hales Waste Control	19 June 2003
S.W.S.	7 July 2003
Bridington	1 August 2003
Enviro Waste	21 November 2003

All acquisitions were accounted for using the acquisition method.

From the dates of acquisition to 31 March 2004 the acquisitions added £95.2 million to turnover (Hales Waste £86.6 million) and a loss before interest of £2.0 million (Hales Waste loss before interest £5.1 million including estimated synergies), after charging exceptional restructuring costs of £10.9 million (all of which relate to Hales Waste) and goodwill amortisation of £5.0 million (Hales Waste £4.6 million). As a result of the integration of the acquisitions with the Group's existing businesses, it has not been possible to separately identify their cashflows.

Hales Waste was a division of RMC (UK) Limited and as such did not prepare separate statutory accounts. As a result, the figures quoted below have been extracted from management accounts, with adjustments made for the elements of the Hales Waste business that were not purchased by Biffa and for tax (assumed to be 30%).

In its financial year to 31 December 2002, it is estimated Hales Waste made a profit after tax and minority interests of £6.4 million.

For the period since that date to the date of acquisition, the May management accounts of Hales Waste rolled forward to the date of acquisition indicate:

	£m
Turnover	54.5
Operating profit	4.6
Profit before taxation	4.6
Taxation and minority interests	(1.4)
Profit for the financial period	3.2

The book value of net assets acquired and their provisional fair value were as follows:

Hales Waste acquisition

	Book value £m	Revaluations £m	Accounting policy harmonisation £m	Other adjustments £m	Book value and provisional fair value total £m
Tangible fixed assets	50.1	–	(8.4)	(0.8)	40.9
Stocks	1.0	–	–	(0.3)	0.7
Debtors due within one year	0.5	–	–	–	0.5
Cash at bank and in hand	0.2	–	–	–	0.2
Creditors due within one year	(1.5)	–	–	0.3	(1.2)
Provisions for liabilities and charges	(3.6)	–	(10.9)	(1.2)	(15.7)
	46.7	–	(19.3)	(2.0)	25.4
Consideration – paid					141.1
– expenses paid					4.6
Total consideration					145.7
Goodwill					120.3

All fair value adjustments above will be reviewed during 2004/2005. Any revision will be accounted for as adjustments to goodwill in that year.

Significant other adjustments of £0.8 million to fixed assets relate to the write down of specialised vehicles associated with onerous contracts. The £1.2 million other adjustment in provisions relates to provisions for onerous contracts.

There is no material impact on deferred tax from this acquisition.

Other acquisitions

	Book value £m	Revaluations £m	Accounting policy harmonisation £m	Other adjustments £m	Book value and provisional fair value total £m
Tangible fixed assets	5.6	–	–		5.6
Stocks	0.4	–	–	–	0.4
Debtors due within one year	2.7	–	–	(1.1)	1.6
Cash at bank and in hand	0.1	–	–	–	0.1
Creditors due within one year	(0.9)	–	–	(0.1)	(1.0)
	7.9	–	–	(1.2)	6.7
Consideration – paid					23.9
– expenses paid					0.4
Total consideration					24.3
Goodwill					17.6

None of the other businesses acquired during the year had pre-acquisition trading results which were individually significant in the context of the group.

All fair value adjustments above will be reviewed during 2004/2005. Any revision will be accounted for as adjustments to goodwill in that year.

b) Acquisitions in 2002/2003

A further £0.2 million of goodwill on prior year acquisitions has resulted from additional consideration which had not been accrued.

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

22 Commitments and contingent liabilities

a) Investment expenditure commitments

	2004 £m	2003 £m
Contracted for but not provided in the financial statements	**212.0**	200.2

In addition to these commitments, Severn Trent Water Limited has longer-term expenditure plans which include investments to achieve improvements in performance mandated by the Director General of Water Services and to provide for growth in demand for water and sewerage services.

b) Operating lease commitments

The group is committed to making the following payments during the next year in respect of operating leases which expire as follows:

	2004		2003	
	Land and buildings £m	**Other £m**	Land and buildings £m	Other £m
Within one year	**3.7**	**1.2**	1.1	1.1
Between one and five years	**8.8**	**5.3**	4.0	4.1
After five years	**3.8**	**–**	3.8	–
	16.3	**6.5**	8.9	5.2

c) Bonds and guarantees

Group undertakings have entered into bonds in the normal course of business. The company has entered into guarantees in the normal course of business. No liability is expected to arise in respect of either bonds or guarantees.

d) Bank offset arrangements

The banking arrangements of the company operate on a pooled basis with certain of its subsidiary undertakings. Under these arrangements participating companies guarantee each other's overdrawn balances to the extent of their credit balances. Credit balances can be offset against overdrawn balances of participating companies.

23 Pensions and retirement benefits

The group continues to account for pension arrangements in accordance with SSAP 24 'Accounting for Pension Costs'. Disclosures required under SSAP 24 are set out in note 23 a) below. SSAP 24 uses the results of the last formal actuarial valuation to determine the group's pension charge. Thus the group's pension charge in 2003/2004 is based on formal actuarial valuations as at the dates set out below.

In November 2000, the Accounting Standards Board issued FRS 17 'Retirement Benefits', which will replace SSAP 24. Full adoption of FRS 17 is not required in the case of the Severn Trent group, until, at the earliest, the year ending 31 March 2006. In the interim, certain additional disclosures are required under the transitional provisions of FRS 17, details of which are provided in note 23 b) below.

a) SSAP 24 'Accounting for pension costs' – disclosures

The group operates a number of defined benefit pension schemes in the UK, covering the majority of UK employees. The defined benefit schemes are fully funded to cover future salary and pension increases and their assets are held in separate funds administered by the trustees.

As the UK Waste Pension Scheme and the Severn Trent Mirror Image Pension Scheme are closed to new entrants, the age profile of scheme participants is expected to rise and hence service costs are also expected to rise in the future. A formal actuarial valuation of each scheme is carried out at regular intervals by an independent professionally qualified actuary.

The UK defined benefit schemes and the date of their last formal actuarial valuation are as follows:

UK defined benefit scheme	Date of last formal actuarial valuation
Severn Trent Water Pension Scheme ('STWPS')*	31 March 2001
Severn Trent Senior Staff Pension Scheme	31 March 2001
UK Waste Pension Scheme	6 April 2003
Severn Trent Mirror Image Pension Scheme	31 March 2003

*The STWPS is by far the largest of the group's UK defined benefit schemes.

Benefits are also provided by the group on an unfunded, unapproved basis to a number of senior staff recruited since June 1989, whose benefits would otherwise be restricted by the Finance Act 1989 earnings cap. Provision is made for such benefits by annual charge against the group's earnings totalling in the current year £1.8 million (2003: £1.2 million).

The group also operates defined contribution arrangements for certain of its UK and overseas employees. In September 2001, the Severn Trent Group Pension Scheme (an occupational defined contribution scheme) was established to ensure compliance with stakeholder

The most recent formal actuarial valuations of the group's UK defined benefit schemes were carried out using the projected unit method, except for the UK Waste Pension Scheme and the Severn Trent Mirror Image Pension Scheme, where the attained age method was applied, as both of these schemes are closed to new entrants.

As the UK Waste Pension Scheme and the Severn Trent Mirror Image Pension Scheme are closed to new entrants, the age profile of scheme participants is expected to rise and hence service costs are also expected to rise in the future.

The results of these valuations at the above dates (including the unfunded arrangement for senior staff as at 31 March 2004) were as follows:

	STWPS £m	Others £m	Total £m
Market value of assets	793.7	133.3	927.0
Present value of scheme liabilities	(744.8)	(172.1)	(916.9)
Surpluses	48.9	–	48.9
Deficits	–	(38.8)	(38.8)
Net surplus/(deficit)*	**48.9**	**(38.8)**	**10.1**

*Ignoring amounts which may or may not be recoverable and deferred tax.

The unfunded supplemental scheme is revalued each year using the assumptions used in the most recent formal actuarial valuation of the Severn Trent Senior Staff Pension Scheme.

The major assumptions used by the scheme actuary in the most recent valuation of the STWPS (also the approximate weighted average of assumptions used for the most recent formal valuations of all group schemes) were as follows:

Price inflation	2.5%
Salary increases	4.0%
Pension increases in payment and deferment	2.5%
Discount rate	5.7%

Employer's contributions to STWPS were increased from 1 April 2002 to 14.64%, 12.2% or 7.32% of pensionable pay (previously 12.36%, 10.3% or 6.18%) of STWPS members. The contributions continued at this level in 2003/2004. Employees' contributions continue at the rate of 6%, 5% or 3% of pensionable pay.

Employer's contributions to STWPS in the year to 31 March 2004 amounted on average to 13.9% of pensionable payroll. The regular cost of STWPS to the group in the year to 31 March 2004 amounted to 13.9% of pensionable payroll or 10.9% after allowing for amortisation of surplus, which has been recognised in arriving at the pension charge for the year.

The total pension charge for all pension arrangements in the Severn Trent group accounts for the year ended 31 March 2003 after amortisation of surpluses and deficits amounted to £30.2 million (2003: £24.3 million). £28.2 million (2003: £23.0 million) of this charge relates to the group's defined benefit schemes (including unfunded charge) and £2.0 million (2003: £1.3 million) relates to the group's defined contribution arrangements. Amounts carried in the balance sheet in respect of pension costs are not significant in the context of the group.

Formal actuarial valuations of the STWPS and the STSSPS are currently being undertaken as at 31 March 2004. See Financial Review – Pensions (on page 16) for further information.

b) FRS 17 'Retirement Benefits' – additional disclosures

The actuarial liabilities and the market values of the assets at 31 March 2004 of the group's defined benefit schemes and the unfunded arrangement for senior staff, details of which are provided above, have been assessed by the group's actuaries in accordance with the requirements of FRS 17.

The approximate weighted average of the major assumptions used by the actuary to calculate scheme liabilities under FRS 17 are:

Valuation method	**31 March 2004 Projected unit**	31 March 2003 Projected unit	31 March 2002 Projected unit
Price inflation	**2.75%**	2.25%	2.50%
Salary increases	**4.25%**	3.75%	4.00%
Pension increases	**2.75%**	2.25%	2.50%
Discount rate	**5.50%**	5.25%	6.00%

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

23 Pensions and retirement benefits continued

The assets and liabilities in the schemes and expected rates of return were:

At 31 March 2004:

	Long-term rate of return expected at 31 March 2004	STWPS £m	Others £m	**Total fair value at 31 March 2004 £m**
Equities	8.50%	595.8	90.3	**686.1**
Gilts	4.66%	92.4	47.0	**139.4**
Corporate bonds	5.50%	13.1	1.5	**14.6**
Property	6.58%	46.3	6.6	**52.9**
Cash	3.75%	38.3	5.5	**43.8**
Total market value of assets		785.9	150.9	**936.8**
Present value of scheme liabilities		(1,098.9)	(205.4)	**(1,304.3)**
Net deficit in schemes before deferred tax		(313.0)	(54.5)	**(367.5)**

	Total deficit £m	Total deferred tax asset £m	**Net group after deferred tax £m**
Total schemes at 31 March 2004	(367.5)	110.3	**(257.2)**

At 31 March 2003:

	Long-term of return expected at 31 March 2003	STWPS £m	Others £m	Total fair rate value at 31 March 2003 £m
Equities	8.25%	430.0	67.1	497.1
Gilts	4.53%	132.9	51.1	184.0
Property	6.39%	42.5	6.2	48.7
Cash	3.75%	12.5	3.7	16.2
Total market value of assets		617.9	128.1	746.0
Present value of scheme liabilities		(898.2)	(172.9)	(1,071.1)
Net deficit in schemes before deferred tax		(280.3)	(44.8)	(325.1)

	Total deficit £m	Deferred tax asset £m	Net Group total after deferred tax £m
Total schemes at 31 March 2003	(325.1)	97.5	(227.6)

At 31 March 2002:

	Long-term rate rate of return expected at 31 March 2002	STWPS £m	Others £m	Total fair value at 31 March 2002 £m
Equities	7.75%	607.0	92.1	699.1
Gilts	5.15%	147.3	50.0	197.3
Property	6.45%	21.4	3.4	24.8
Cash	4.50%	10.4	2.9	13.3
Total market value of assets		786.1	148.4	934.5
Present value of scheme liabilities		(758.0)	(146.0)	(904.0)
Net surplus in schemes before amounts deemed irrecoverable and deferred tax		28.1	2.4	30.5
Less surplus deemed irrecoverable		–	(12.4)	(12.4)
Total recoverable surplus/(deficit) in schemes before deferred tax		28.1	(10.0)	18.1

	Total recoverable surplus/ (deficit) £m	Deferred tax (liability)/ asset £m	Net group total after deferred tax £m
Schemes in surplus	34.1	(10.2)	23.9
Schemes in deficit	(16.0)	4.8	(11.2)
Total schemes at 31 March 2002	18.1	(5.4)	12.7

If the above amounts were recognised in the financial statements, the group's net assets and profit and loss reserve at 31 March 2004 and 31 March 2003 would be as follows:

	2004 Reserves £m	**2004 Net assets £m**	2003 Reserves £m	2003 Net assets £m
Excluding net pension surplus	**1,802.1**	**2,219.3**	1,808.4	2,219.8
Net pension (liability)/surplus under FRS 17	**(257.2)**	**(257.2)**	(227.6)	(227.6)
Net liabilities already recognised in accounts under SSAP 24 (net of deferred tax)	**2.4**	**2.4**	2.2	2.2
Including net pension surplus	**1,547.3**	**1,964.5**	1,583.0	1,994.4

The weighted average employer contributions rates to all group defined benefit schemes (expressed as a percentage of pensionable payroll) were 14.9% in the year ended 31 March 2004 (2003: 14.5%).

The amounts that would have been recognised in the profit and loss account and statement of total recognised gains and losses in respect of the pension schemes under FRS 17 would have been as follows:

Analysis of amounts that would have been charged to operating profit:

For the year ended 31 March 2004

				STWPS £m	Others £m	Total £m
Loss on settlements and curtailments	(0.8)	–	(0.8)			
Current service cost	(30.9)	(4.2)	(35.1)			
Total operating charge				(31.7)	(4.2)	(35.9)

Loss on settlement and curtailment relates to the Hales acquisition.

For the year ended 31 March 2003

	STWPS £m	Others £m	Total £m
Current service cost and total operating charge	(24.7)	(3.6)	(28.3)

Analysis of amounts that would have been included as other finance income:

For the year ended 31 March 2004

	STWPS £m	Others £m	Total £m
Expected return on scheme assets	44.7	8.3	53.0
Interest on scheme liabilities	(46.3)	(9.0)	(55.3)
Net return	(1.6)	(0.7)	(2.3)

For the year ended 31 March 2003

	STWPS £m	Others £m	Total £m
Expected return on scheme assets	56.8	10.0	66.8
Interest on scheme liabilities	(44.8)	(8.6)	(53.4)
Net return	12.0	1.4	13.4

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

23 Pensions and retirement benefits continued

History of experience gains and losses and analysis of amounts that would have been recognised in the statement of total recognised gains and losses:

For the year ended 31 March 2004

	STWPS	Others	Total
Actual return less expected return on scheme assets			
Amount (£m)	116.3	16.1	132.4
Percentage of scheme assets	14.8%	10.7%	14.1%
Experience gains and losses arising on the scheme liabilities			
Amount (£m)	(11.3)	(6.0)	(17.3)
Percentage of scheme liabilties	1.0%	2.9%	1.3%
Changes in assumptions underlying the present value of scheme liabilities			
Amount (£m)	(127.8)	(18.9)	(146.7)
Actuarial loss recognised in the statement of total recognised gains and losses			
Amount (£m)	(22.8)	(8.8)	(31.6)
Percentage of scheme liabilties	2.1%	4.3%	2.4%

For the year ended 31 March 2003

	STWPS	Others	Total
Actual return less expected return on scheme assets			
Amount (£m)	(235.4)	(28.5)	(263.9)
Percentage of scheme assets	38.1%	22.2%	35.4%
Experience gains and losses arising on the scheme liabilities			
Amount (£m)	(21.4)	(8.6)	(30.0)
Percentage of scheme liabilties	2.4%	5.0%	2.8%
Changes in assumptions underlying the present value of scheme liabilities			
Amount (£m)	(61.6)	(11.4)	(73.0)
Reversal of irrecoverable surplus			
Amount (£m)	–	12.4	12.4
Actuarial loss recognised in the statement of total recognised gains and losses			
Amount (£m)	(318.4)	(36.1)	(354.5)
Percentage of scheme liabilties	35.4%	20.9%	33.1%

The following table reconciles the movements in pension scheme deficits during the period:

For the year ended 31 March 2004

	STWPS £m	Others £m	Total £m
Deficits in the scheme at the beginning of the year	(280.3)	(44.8)	(325.1)
Contributions	23.4	4.0	27.4
Current service cost	(30.9)	(4.2)	(35.1)
Acquisition loss	(0.8)	–	(0.8)
Other financial costs	(1.6)	(0.7)	(2.3)
Actuarial loss	(22.8)	(8.8)	(31.6)
Deficit in scheme at end of year	(313.0)	(54.5)	(367.5)

For the year ended 31 March 2003

	STWPS £m	Others £m	Total £m
Surplus/(deficit) in the scheme at the beginning of the year	28.1	(10.0)	18.1
Contributions	22.7	3.5	26.2
Current service cost	(24.7)	(3.6)	(28.3)
Other financial income	12.0	1.4	13.4
Actuarial loss	(318.4)	(36.1)	(354.5)
Deficit in scheme at end of year	(280.3)	(44.8)	(325.1)

24 Cash flow statement

a) Reconciliation of profit before interest to operating cash flows

	2004 £m	2003 £m
Operating profit	**390.7**	333.0
Depreciation charge	**299.9**	291.1
Amortisation of goodwill	**29.8**	67.7
Profit on sale of tangible fixed assets*	**–**	(6.7)
Deferred income movement	**(2.1)**	(4.0)
Provisions for liabilities and charges	**23.1**	12.7
Utilisation of provisions for liabilities and charges	**(28.6)**	(30.4)
Decrease in stocks	**9.2**	5.1
Increase in debtors	**(37.2)**	(29.8)
Increase in creditors	**48.3**	44.0
Net cash inflow from operating activities	**733.1**	682.7

*See reference in note 4 to the profit on disposal of tangible fixed assets in 2002/2003.

The depreciation charge includes a £4.3 million exceptional charge in 2002/2003.

The goodwill amortisation charge includes a £42.5 million exceptional charge in 2002/2003.

Provisions for liabilities and charges includes a £2.7 million credit in 2003/2004 and £6.0 million credit in 2002/2003 in respect of exceptional onerous contract provisions charged to the profit and loss account in 2001/2002.

b) Returns on investments and servicing of finance

	2004 £m	2003 £m
Interest received	**3.5**	2.2
Interest paid	**(130.3)**	(125.5)
Interest element of finance lease rental payments	**(21.5)**	(23.4)
Net cash outflow for returns on investments and servicing of finance	**(148.3)**	(146.7)

c) Capital expenditure and financial investment

	2004 £m	2003 £m
Purchase of tangible fixed assets	**(540.6)**	(498.1)
Grants received	**35.6**	32.5
Sale of tangible fixed assets	**25.6**	13.8
Loans advanced to associates and joint ventures	**(5.3)**	(1.0)
Loans repaid by associates and joint ventures	**0.8**	0.9
Movements in other fixed asset investments	**(0.4)**	(0.1)
Investment in own shares	**(3.2)**	(2.0)
Net cash outflow for capital expenditure and financial investment	**(487.5)**	(454.0)

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

24 Cash flow statement continued

d) Acquisitions and disposals

	Book and provisional fair value of assets acquired 2004 £m	2003 £m
Acquisitions		
Tangible fixed assets	**46.5**	1.1
Current assets	**3.2**	1.6
Liabilities	**(17.9)**	(1.1)
Provisional fair value of net assets acquired (excluding net borrowings)	**31.8**	1.6
Goodwill – capitalised	**137.9**	6.5
Consideration for businesses acquired	**169.7**	8.1
Cash/(debt) of businesses acquired	**0.3**	(0.4)
Net consideration	**170.0**	7.7
Satisfied by:		
Cash consideration relating to current year acquisitions	**(170.0)**	(6.6)
Deferred consideration relating to current year acquisitions	**–**	(1.1)
	(170.0)	(7.7)
Cash consideration – as above	**(170.0)**	(6.6)
Cash consideration relating to previous years' acquisitions not accrued	**(0.2)**	(0.6)
Cash settlement of opening accrued consideration	**(0.4)**	(4.3)
	(170.6)	(11.5)

e) Liquid resources comprise amounts held via short-term deposits with a maturity date of less than one year.

f) Financing

	2004 £m	2003 £m
Loans advanced	**737.3**	556.9
Repayments of amounts borrowed	**(496.5)**	(441.7)
New finance lease funding	**42.3**	–
Finance lease capital repaid	**–**	(1.1)
Increase in debt	**283.1**	114.1
Receipts from shares issued net of expenses	**5.6**	3.3
Net cash inflow from financing	**288.7**	117.4

g) Analysis of changes in net debt

	At 31 March 2003 £m	Cash flow £m	Acquisitions/ disposals £m	Other non cash changes £m	Exchange movement £m	At 31 March 2004 £m
Cash at bank and in hand	43.2	(3.7)	0.3	–	4.7	**44.5**
Overdrafts (note 15)	(31.8)	(1.4)	–	–	1.1	**(32.1)**
	11.4	(5.1)	0.3	–	5.8	**12.4**
Debt due within one year (note 15)	(500.4)	58.0	–	–	–	**(442.4)**
Debt due after one year (note 16)	(1,581.1)	(298.8)	–	(9.0)	0.2	**(1,888.7)**
Finance leases (notes 15 and 16)	(461.2)	(42.3)	–	2.2	0.1	**(501.2)**
	(2,542.7)	(283.1)	–	(6.8)	0.3	**(2,832.3)**
Short-term deposits	25.7	45.2	–	–	(0.1)	**70.8**
Total	(2,505.6)	(243.0)	0.3	(6.8)	6.0	**(2,749.1)**

25 Principal subsidiary undertakings and their Directors

Water and sewerage

Severn Trent Water Limited
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
Directors
R M Walker — J A Hill
B Duckworth — G P Noone
T D G Arculus — P F Stephenson
J H Bailey — S Stubbs
J K Banyard — M R Wilson
I Elliott

Waste management

Biffa Plc*
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Holding company)
Directors
R M Walker — T W J Lowth
M J Bettington — N H Manning
W R A De Jonghe — F A Osborn
M C Flower — R B Tate
D R Knott

Biffa Waste Services Limited
Coronation Road, Cressex, High Wycombe
HP12 3TZ
Telephone 01494 521221
Directors
M J Bettington — T W J Lowth
B J Griffiths — N H Manning
P T Jones — M L Saville
D R Knott — R B Tate

UK Waste Management Limited
Coronation Road, Cressex, High Wycombe
HP12 3TZ
Telephone 01494 521221
Directors
M J Bettington — T W J Lowth
D R Knott

Biffa Waste Management Limited
Coronation Road, Cressex, High Wycombe
HP12 3TZ
Telephone 01494 521221
Directors
M J Bettington — T W J Lowth
D R Knott

Biffa Treatment NV
Robert Schumanplein 6, bus 5,
1040 Brussels, Belgium
Telephone 0032 2 257 92 00
(Incorporated and operational in Belgium)
Directors
M J Bettington — K Smits
P Canivet — W Tytgat
N V Retema
(represented by W R A De Jonghe)

Services

Severn Trent Services Inc.
Suite 300, 580 Virginia Drive, Ft Washington,
Pennsylvania 19034 2707, USA
Telephone 001 215 646 9201
(Incorporated and operational in the United States of America)
Directors
R M Walker — D L Chester
J K Banyard — L F Graziano
R S Brydon Jannetta — P K Tandon

Severn Trent (Del) Inc.
300 Delaware Avenue, Suite 1704,
Wilmington, Delaware 19801, USA
Telephone 001 302 427 5990
(Holding company – incorporated and operational in the United States of America)
Directors
P P Davies — K J Kelly
L F Graziano — J W Whalen (Jr)

Severn Trent Services (Del) Inc.
300 Delaware Avenue, Suite 1704,
Wilmington, Delaware 19801, USA
Telephone 001 302 427 5990
(Holding company – incorporated and operational in the United States of America)
Directors
L F Graziano — J W Whalen (Jr)
K J Kelly — P Winnington

Severn Trent Water International Limited
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000
Directors
B Duckworth — A E Roe
J A Hill — R M Walker
B M Horner — W G Weatherdon
A Norman

Severn Trent Water International
(Overseas Holdings) Limited
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000

Severn Trent Environmental Services Inc.
Park 10, 16337 Park Row, Houston, Texas
77084, USA
Telephone 001 281 578 4200
(Incorporated and operational in the United States of America)
Directors
I S Burrowes — J A Graziose (Jr)
D L Chester — K J Kelly
L F Graziano

Severn Trent Services Limited
(formerly Severn Trent Water Purification Limited)
Park Lane, Minworth, Sutton Coldfield,
West Midlands B76 9BL
Telephone 0121 313 2300
Directors
M J Ashley — R G Piper

Severn Trent Water Purification Inc.
3000 Advance Lane, Colmar, Pennsylvania
18915, USA
Telephone 001 215 997 4000
(Incorporated and operational in the United States of America)
Directors
D L Chester — K J Kelly
L F Graziano

Excel Technologies International Corp.
1110 Industrial Blvd, Sugarland, Texas
77478, USA
Telephone 001 281 240 6770
(Incorporated and operational in the United States of America)
Directors
D L Chester — K J Kelly
L F Graziano

Severn Trent Metering Services Limited
Smeckley Wood Close, Chesterfield Trading
Estate, Chesterfield S41 9PZ
Telephone 01246 456658
Directors
G G Archibald — L F Graziano
A Elder — R G Piper

Severn Trent Laboratories Limited
STL Business Centre, Torrington Avenue,
Coventry CV4 9GU
Telephone 024 764 21213
Directors
R S Brydon Jannetta — R A Henton
A W Gibson — I D Stanford

Severn Trent Laboratories Inc.
Suite 300, 580 Virginia Drive, Ft Washington, Pennsylvania 19034 2707, USA
Telephone 001 215 646 9201
(Incorporated and operational in the United States of America)
Directors
R S Brydon Jannetta K J Kelly
H Collins Villemaire

En Novative Technologies, Inc.
9610 San Leandro Street, Oakland, California 94603-2322, USA
Telephone 001 510 562 4988
(Incorporated and operational in the United States of America)
Directors
R S Brydon Jannetta K J Kelly
H Collins Villemaire

Aerotech Holdings, Inc.
Suite 300, 580 Virginia Drive, Ft Washington, Pennsylvania 19034 2707, USA
Telephone 001 215 646 9201
(Incorporated and operational in the United States of America)
Directors
H Collins Villemaire K C Wheatstone
J Miller

Systems
Severn Trent Systems Limited*
(trading as Aseriti)
2800 The Crescent, Birmingham Business Park, Birmingham B37 7YL
Telephone 0121 717 7755
Directors
R M Walker R Picken
J M Bassford

Computer Systems and Applications Inc.
(Trading as Severn Trent Systems Inc.)
Two Chasewood Park, 20405 State Highway 249, Suite 600, Houston, Texas 77070, USA
Telephone 001 281 320 7100
(Incorporated and operational in the United States of America)
Directors
J M Bassford K J Kelly
L F Graziano G Mollere

Property
Severn Trent Property Limited
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000
(Property development)
Directors
G P F Inge V J O'Connell
P A Ludlow A S Perelman
J S R Haynes

Daventry International Rail Freight Terminal Limited
(92.5% owned)
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000
(Property development)
Directors
P A Ludlow J Jones
J S R Haynes

Engineering consultancy and insurance
Charles Haswell and Partners Limited
3900 Parkside, Birmingham Business Park, Birmingham B37 7YG
Telephone 0121 717 7744
(Engineering design consultants)
Directors
I Elliott A C Smith
M C Inns M R Wilson

Derwent Insurance Limited
PO Box 34, St Martin's House, Le Bordage, St Peter Port, Guernsey GY1 4AU
Telephone 01481 715300
(Insurance company – incorporated and operational in Guernsey)
Directors
G M de Cruz J C Mann
P P Davies P K Tandon
J E Langlois

Others
Severn Trent Water Services Plc*
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Holding company)
Directors
R M Walker J A Hill
P P Davies M R Wilson
B Duckworth

Severn Trent Services Holdings Plc*
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Holding company)
Directors
R M Walker A S Perelman
P P Davies

Severn Trent Corporate Holdings Plc*
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Holding company)
Directors
R M Walker A S Perelman
P P Davies

Severn Trent Overseas Holdings Limited*
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 6000
(Holding company)
Directors
P P Davies A S Perelman

Severn Trent Utility Services Limited
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Utility services company)
Directors
B Duckworth J W Bostock
R T Bell D J Jordan
P J Blantern P C Wood

Severn Trent Retail Services Limited
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Retail services company)
Directors
B Duckworth N J Budden
J H Bailey D J Jordan

*Held directly by the company

Country of incorporation, registration and main operation is Great Britain unless otherwise stated.

All subsidiary undertakings are wholly owned unless otherwise indicated. All shareholdings are in ordinary shares with the exception of a preference shareholding in Biffa Plc and Severn Trent Water Services Plc.

All subsidiary undertakings have been included in the consolidation.

As at 7 June 2004.

FIVE YEAR SUMMARY

	2004 £m	2003 £m	2002 £m	2001 (restated) £m	2000 £m
Profit and loss account					
Turnover: group and share of joint ventures	**2,018.5**	1,855.8	1,799.1	1,685.9	1,580.2
Less: share of joint ventures' turnover	**(3.4)**	(3.8)	(4.8)	(4.3)	(13.6)
Turnover	**2,015.1**	1,852.0	1,794.3	1,681.6	1,566.6
Profit before interest, goodwill amortisation and exceptional items	**440.6**	409.8	418.8	400.2	465.8
Goodwill amortisation	**(29.8)**	(25.2)	(26.5)	(17.4)	(6.4)
Profit before interest and exceptional items	**410.8**	384.6	392.3	382.8	459.4
Exceptional items	**11.6**	(40.8)	(17.0)	(15.5)	(64.7)
Net interest payable	**(168.0)**	(159.4)	(159.0)	(161.1)	(120.7)
Profit on ordinary activities before taxation	**254.4**	184.4	216.3	206.2	274.0
Current taxation on profit on ordinary activities	**(33.3)**	(24.8)	(16.1)	(12.4)	(22.1)
Deferred taxation*	**(36.3)**	(59.5)	(42.3)	(52.4)	–
Profit on ordinary activities after taxation	**184.8**	100.1	157.9	141.4	251.9
Equity minority interests	**(0.7)**	(0.9)	(0.6)	(0.4)	–
Dividends	**(162.0)**	(157.6)	(157.6)	(154.5)	(154.0)
Retained profit/(loss) for the financial year	**22.1**	(58.4)	(0.3)	(13.5)	97.9
Net assets employed					
Fixed assets	**5,807.1**	5,480.6	5,395.7	5,309.8	4,794.6
Net liabilities excluding net debt	**(266.7)**	(232.1)	(208.2)	(190.2)	(212.2)
Provisions for liabilities and charges	**(572.0)**	(523.1)	(480.4)	(418.0)	(96.0)
	4,968.4	4,725.4	4,707.1	4,701.6	4,486.4
Financed by					
Called up share capital	**225.2**	224.4	224.0	223.6	231.7
Reserves	**1,991.7**	1,993.2	2,070.0	2,066.3	2,315.0
Total shareholders' funds	**2,216.9**	2,217.6	2,294.0	2,289.9	2,546.7
Minority shareholders' interest	**2.4**	2.2	1.4	1.2	0.3
Net debt	**2,749.1**	2,505.6	2,411.7	2,410.5	1,939.4
	4,968.4	4,725.4	4,707.1	4,701.6	4,486.4
Statistics					
Earnings per share	**53.5p**	28.9p	45.9p	41.2p	73.8p
Earnings per share before exceptional items and deferred tax	**61.4p**	58.1p	63.2p	61.0p	92.8p
Dividends per share	**47.04p**	45.9p	45.9p	45.0p	45.0p
Dividend cover (before exceptional items in all years and before deferred tax in 2004, 2003, 2002 and 2001)	**1.3**	1.3	1.4	1.4	2.0
Gearing	**123.9%**	112.9%	105.1%	105.2%	76.1%
Ordinary share price at 31 March	**761p**	716p	738p	694.5p	565p
Average number of employees – water and sewerage	**4,998**	4,780	4,662	4,837	5,144
– other	**10,795**	9,867	9,710	9,220	7,724

*Following the implementation of FRS 19 'Deferred Tax', the 2001 results were restated to reflect a deferred tax charge under the new accounting standard. Other prior year comparatives have not been restated in the above table.

SHAREHOLDER INFORMATION

Shares held by category of shareholder
% of total shareholders


2
1

1 Individual and joint accounts 91.5%
2 Others* 8.5%

Shares held by category of shareholder
% of total ordinary shares


1
2

1 Individual and joint accounts 13.4%
2 Others* 86.6%

*Others e.g. insurance companies, nominee companies, banks, pension funds, other corporate bodies, limited and public limited companies.

Shareholdings
Analysis of shareholdings at 31 March 2004

Shareholdings	Number of shareholders	Percentage of total shareholders %	Number of ordinary shares (million)	Percentage of ordinary shares %
1-499	57,871	59.0	11.3	3.3
500-999	22,882	23.3	15.7	4.6
1,000-4,999	15,714	16.0	24.7	7.2
5,000-9,999	630	0.6	4.2	1.2
10,000-49,999	496	0.5	10.3	2.9
50,000-99,999	151	0.2	10.4	3.0
Over 100,000	345	0.4	268.5	77.8
	98,089	100.0	345.1	100.0

Annual General Meeting
27 July 2004, at 2.30pm at the National Exhibition Centre, Birmingham

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
Telephone: 0870 600 3967

Severn Trent Plc
Registered number: 2366619
Registered office:
2297 Coventry Road
Birmingham B26 3PU
Telephone: 0121 722 4000

Shareview
www.shareview.co.uk is a service offered by Lloyds TSB Registrars that enables you to check your holdings in many UK companies and helps you to organise your investments electronically. You can register for this free portfolio service by logging onto www.shareview.co.uk and following a simple registration process.

Electronic proxy appointments
For this year's Annual General Meeting you may, if you wish, register the appointment of a proxy electronically by logging onto the website www.sharevote.co.uk. You will need your voting reference numbers (the three 8 digit numbers shown on your form of proxy). Alternatively if you have registered for a Shareview portfolio, log onto your portfolio at www.shareview.co.uk and click on Company Meetings. Please note that any electronic communication that is found to contain a computer virus will not be accepted.

Crest members may appoint a proxy electronically via Lloyds TSB Registrars (ID 7RA01).

Forward-looking statements
This document contains certain 'forward-looking statements' with respect to SevernTrent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal' or 'estimates'. By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the group operates; changes in the regulatory and competition frameworks in which the group operates; the impact of legal or other proceedings against or which affect the group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

Not an offer
This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).

Financial calendar

Announcement of results

The results of the group will normally be published at the following times:	
Interim results for the six months to 30 September	November
Preliminary results for the year to 31 March	June
Report and accounts for the year to 31 March	June

Dividend payments

Dividend payments in respect of the year ended 31 March 2004:	
Interim dividend	paid 6 April 2004
Proposed final dividend	payable 1 October 2004

We are constantly looking at how best to provide the information our stakeholders need quickly and cost effectively. We also seek to minimise the resources used wherever possible.

If you are a shareholder you can 'do your bit'. If you currently receive the full Annual Report and Accounts why not consider switching to the Annual Review only? You can still view or download a copy of the full Annual Report and Accounts on-line at www.severntrent.com/reports2004. You can also elect not to receive paper copies of the Annual Report and other shareholder documents. Instead you will receive an email containing a link to a website, where electronic copies of the documents can be viewed or downloaded.

Please call Lloyds TSB Registrars on 0870 600 3967 to request the Annual Review only or to register for e-delivery.

You can find out more about Severn Trent and the businesses within our group by visiting our websites.

www.severntrent.com provides information about the group, including our corporate responsibility activity and shareholder information.

You can find out about the products and services we offer by visiting our business sites:

www.stwater.co.uk
www.biffa.co.uk
www.stl-inc.com
www.stl-analytical.co.uk
www.severntrentservices.com
www.stwaterinternational.com
www.aseriti.com
www.worksuite.com
www.stretailservices.co.uk
www.stutilityservices.co.uk
www.severntrentproperty.com
www.haswell.co.uk

For more information about Severn Trent Plc and its businesses see our website www.severntrent.com

The paper used in the production of this report, Zanders Megamatt, is produced using chlorine free processes from 50% recycled pre and post consumer waste and 50% TCF pulps from plantations and sustainable forests. In addition the printing process is taken into account – this report is printed by Pillans and Waddies who operate an Environmental Management System certified to ISO 14001.

Designed and produced by Tayburn

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
United Kingdom
Telephone +44 (0)121 722 4000


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

SEVERN TRENT PLC
ANNUAL REVIEW 2004




Biffa
0800 601 601
www.biffa.co.uk

THIS IS SEVERN TRENT

Severn Trent Plc is a leading environmental services group providing water, waste and utility services. We aim to increase shareholder value by providing integrated solutions to environmental problems; and by grasping the growth opportunities created by new legislation and new requirements in the private and public sectors.

Firmly embedded in our corporate strategy is a commitment to corporate responsibility and sound financial management.

You can find out more about Severn Trent Plc and the businesses within our group by visiting our website www.severntrent.com

Annual Report and Accounts 2004
You can view and download a copy of the group's Annual Report and Accounts on our website at www.severntrent.com/reports2004 or request a copy free of charge by contacting us using the details on the back cover of this report.

Contents

01 Highlights
02 Chairman's statement
04 Group Chief Executive's review
06 Core businesses at a glance
08 Summary review of operations
15 Corporate responsibility
16 Financial review
18 Board of Directors
20 Independent auditors' statement
20 Summary Directors' report
22 Summary profit and loss account
23 Summary group balance sheet
23 Summary group cash flow statement
24 Summary renumeration report
27 Shareholder information

HIGHLIGHTS

DIVIDEND

Final dividend of 29.27p bringing the total for the year to 47.04p

GROUP TURNOVER

Up 8.8% to £2,015.1m (£1,852.0m)

GROUP PROFIT BEFORE INTEREST, TAX, GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS*

Up 7.5% at £440.6m

*Goodwill amortisation £29.8 million and exceptional items of £11.6 million.

EARNINGS PER SHARE

53.5p (28.9p); before exceptional items and deferred tax 61.4p (58.1p)

CUSTOMER SERVICE AND QUALITY

UK's top performing water and sewerage company in Ofwat's 2002/2003 Overall Performance Assessment

LEADERSHIP

We hold market leadership positions in the UK waste market and in environmental testing in the US and the UK

Group turnover
£m


2,015.1
00
01
02
03
04

Group profit before tax
before exceptional items
£m


242.8
00
01
02
03
04

Earnings per share
before exceptional items
and deferred tax
pence


61.4
00
01
02
03
04

Dividends per share
pence


47.04
00
01
02
03
04

CHAIRMAN'S STATEMENT

- Good full year results
- Increased overall profits from non-regulated businesses
- Severn Trent Water continues to outperform

Group profit before interest, tax, goodwill amortisation and exceptional items* up 7.5% at

£440.6 million

*Goodwill amortisation £29.8 million and exceptional profits of £11.6 million.

We have enhanced our dividend policy such that, barring unforeseen circumstances, full-year dividends per share would be a minimum of 47.04p up to the end of the current review period in March 2005.

Business performance
Severn Trent produced a good performance in 2003/2004. Excluding the impact of exchange rates, turnover rose in all the core businesses of water, waste and laboratories. We have worked hard to balance the expectations and needs of different parties – employees, customers, investors, regulators and communities. Sound day-to-day management is combined with a long-term commitment to sustainability.

Much of our management focus over the year has concerned the preparation of our draft and final AMP4 business plan for Ofwat, setting out our proposed investment plans for 2005-2010. We are confident in our ability to meet new targets for this period, just as we are confident that we will continue to outperform our AMP3 regulatory contract. In respect of 2002/2003 Severn Trent Water has the leading position in Ofwat's Overall Performance Assessment (OPA) of water and sewerage companies. Our charges are also among the lowest in the UK and, under current plans, will be the lowest by 2010.

Whilst developing the future strategy of our regulated business we have pressed ahead with developing Biffa as one of the leading waste management companies in the UK - the biggest event during the year being the acquisition of the former Hales business.

Severn Trent Water and Biffa are sharing expertise and technology

Services delivered good profits in 2003/2004. Severn Trent Laboratories developed its capabilities in several new fields including mould; Severn Trent Services benefited from the management actions taken in 2002 in the Water Purification business.

Reflecting our commitment to environmental leadership, Severn Trent was named as the leading utility in the Dow Jones Sustainability Index for the third consecutive year. This is the first time that any utility has won this category three times in a row.

Group results
Group turnover was £2,015 million, an increase of 8.8% over last year. The turnover of the non-regulated businesses increased by 12.7% to £1,161 million, representing 54.8% of the Group total. Turnover from water and sewerage increased by 4.2% to £957 million. Group profit before interest, tax, goodwill amortisation and exceptional items was up 7.5% to £441 million. The water and sewerage business was up by 3.8% to £338 million. The Group's non-regulated businesses in total were up 18.1% to £123 million, representing some 27% of the Group total.

Group profit before interest, tax and exceptional items was £411 million (£385 million). Group profit before interest and tax was £422 million (£344 million).

The Board is proposing a final dividend of 29.27 pence (28.56 pence) to be paid on 1 October 2004. This would give a total dividend for the year of 47.04 pence, an increase of 2.5%. It is the Board's intention that for the period up to 31 March 2005, barring unforeseen circumstances, full year dividends per share would be a minimum of 47.04 pence.

For the period of AMP4 (from 1 April 2005), the outcome of the AMP4 price review will be a critical input in the determination of the Group's dividend policy. Accordingly, the Board intends to consider its dividend policy for the period from 1 April 2005 to 31 March 2010 following the finalisation of the AMP4 price review.

Based on SSAP24, the Group expects a significant additional pension charge in 2004/2005 that is provisionally estimated to be of the



quite possible that the actual additional pension charge, as a result of these valuations, could be materially different from these estimates. (See Financial Review – pensions.)

Management and staff
Robert Walker will reach retirement in February 2005, having completed nearly six years as Group Chief Executive. His contribution and legacy are considerable.

We are delighted that Robert's successor will be Colin Matthews who joined the Board as a non-executive director in October 2003. Colin has already had a distinguished career at Transco, British Airways and Hays where he has been Chief Executive for the last two years. We are very fortunate to have secured a man of his talents as our leader for the next few years.

Alan Perelman will be retiring as Group Finance Director as of 31 August 2004 and will be replaced by Mark Wilson currently Director of Finance and Regulation in Severn Trent Water. I would like to thank Alan for his dedicated service and wish him well in his retirement.

Brian Duckworth has decided to stand down as Managing Director of Severn Trent Water and from the Severn Trent Plc Board at the end of August but he will continue as an employee of the group until he leaves in March 2005 thus ensuring his expertise is available to help complete the regulatory process for the AMP4 review. Brian has served Severn Trent for 30 years with distinction and we thank him for his outstanding contributions to the group and the water industry, not just in the Midlands but nationally and internationally as well.

Three new non executive directors, Martin Houston, Colin Matthews and John Smith are already making a positive impact on the Board's work. We were sorry to lose Eric Anstee following his appointment as Chief Executive of the Institute of Chartered Accountants. We thank him for his contribution to the Board's work, not least as outgoing Chairman of the Audit Committee.

John Smith took over chairmanship of the Audit Committee from Eric Anstee; the Environment Committee has been renamed the Corporate Responsibility Committee to give a truer reflection of its

Marisa Cassoni stepped down as a pension trustee, and we are grateful for her valuable contribution during a time of change in the pensions arena. I would also like to thank Martin Flower for his continuing work as Chairman of the Remuneration Committee and as Senior Independent Director.

I am sad to say that I shall be standing down as Chairman as of 31 December 2004 after nearly nine years on the Board. I expect my successor to be appointed well before then.

Naturally, my thanks must also go to the staff of Severn Trent businesses all over the world. Our continuing ability to meet our objectives and serve our stakeholders is due to their hard work, commitment and levels of expertise.

Outlook
Although the Group expects significant additional pension charges in 2004/2005, we consider that, overall, our core businesses – Severn Trent Water, Biffa and Laboratories – in terms of experience, market position, financial strength and reputation provide a good platform for the future, with the Group well positioned to capitalise on opportunities. Clearly, the future will also bring challenges. Sound management and cost control will therefore remain a key element in our strategy for consolidating our position as the UK's leading integrated environmental services business and increasing shareholder value.



David Arculus
Chairman

GROUP CHIEF EXECUTIVE'S REVIEW

Group results are ahead of a year ago and our core businesses – water, waste and laboratories – are in good shape. These three businesses accounted for 83% of Group revenues and over 90% of Group Operating Profit.

Turnover by business
% of group total in 2003/2004


1
2
3
4

1	Water	45%	£956.7m
2	Waste	30%	£633.1m
3	Services	18%	£381.2m
4	Others	7%	£147.1m

Our aim is to establish Severn Trent as the UK's leading supplier of environmental goods and services, and as a major provider of environmental solutions to the large and growing US market.

I am pleased to report a good all-round set of results for my last full year as Group Chief Executive. Our success has been achieved by concentrating on our five strategic fundamentals:

- Giving priority resources and management attention to the core businesses of water, waste and laboratories
- In terms of acquisitions, focusing significant attention on UK waste, with smaller or bolt on acquisitions in laboratories
- Improving or disposing of underperforming assets
- Driving for cost reduction and operating efficiencies in all businesses
- Exploiting Group synergies, in areas like business-wide cross selling initiatives, and better integrating the Group's purchasing, human resources and operating assets

Water
Severn Trent has benefited from the price increase from December 2002's successful interim price determination (IDoK) and also from continuing efforts and initiatives to manage costs and control upward pressures in the business.

Water remains firmly on track to out-perform against its regulatory contract for the current five year period and meet its own stretching targets. On the operating expenditure front, we're confident of achieving £75 million of gross operating cost efficiencies by the final year, 2004/2005. Ofwat's target was £62 million.

measured against the RPI Index. We are on track to deliver all our capital investment obligations.

Our final business plan as submitted to Ofwat for the next five year period aims to achieve the right balance between customer and investor expectations. Our ambition is to deliver noticeable service improvements to our customers whilst maintaining household bills that deliver value for money. At the same time we aim to achieve appropriate financial returns to our investors – all of this, of course, against a background of financial prudence and careful balance sheet management.

For the average bill our final business plan would mean an increase of £57 per household by 2009/2010 in real terms. On the basis of all the plans submitted to the Regulator, this would leave Severn Trent with the lowest average household bill for any water and sewerage company by 2009/2010.

Waste
We are now starting to see legislative and regulatory change impacting on the way we handle and treat our waste.

In the industrial/commercial sector where the waste generated represents 79% of the UK's total waste tonnage, tighter packaging regulations are being implemented. To help customers, Biffa has a well established compliance scheme called Biffpack that has seen membership grow by 10% in the past year.

The Landfill Directive requires 65% of bio-degradable municipal waste to be diverted from landfill by 2020. Responsibility to ensure this happens has been assigned to each Waste Disposal Authority and 25 year PFI treatment and disposal contracts are now being let, with Biffa well placed to compete for them.

Biffa is well positioned to take advantage of these future opportunities, particularly now that the acquisition of Hales has firmly established Biffa as one of the largest integrated waste management companies in the UK.

Against this industry framework, Biffa has achieved a solid overall



Services
Excluding the impact of exchange rates, turnover and profit before interest, tax and goodwill amortisation improved. This satisfactory result principally reflects the P&K mould testing acquisition in April last year, which has enhanced our core laboratories business and also the significant management actions taken in 2002/2003 in our Water Purification Division to rationalise and improve the cost base and re-focus the business in growth segments.

Severn Trent Laboratories continued to drive forward with its core strategies of firstly, maximising the base business share in the traditional, routine environmental testing areas by low cost, high quality service turnround and secondly, expanding into higher growth, more attractive new areas of testing such as mould, and specialist microbiology.

Our remaining US businesses, Water Purification and Operating Services, made significant strides over the year, probably the most progress of any of our businesses.

Water Purification particularly has made significant improvements. This partly reflects the downsizing in 2002 and more effective IT systems and manufacturing processes, but most recently it reflects more aggressive and targeted sales efforts behind new and higher margin products and technologies.

The Operating Services business continues to strengthen. Contract Operations has delivered organic growth in revenue and we believe this is now the third largest business of its type in the US. The division is currently bidding on $200 million of new business potential in the next six months in addition to the recently signed $65 million Fresh Kills Landfill contract in New York.

Core Businesses
We are confident that our core businesses of water, waste and laboratories are in fine shape to take the group forward. They each share common characteristics of leadership, scale and low cost advantage; among the best management teams in each sector; consistent strong past performance and long-term opportunities for profitable growth.

Outlook
The past year's results have clearly benefited from a focused strategy, disciplined management and tight cost controls throughout the business and we are confident that we have the right platform for the future.

As this is my last report as Group Chief Executive I must stress that everything Severn Trent has achieved has been made possible by the enthusiasm and skill of all my colleagues. I shall miss them greatly but I know they will give my successor the same excellence and dedication which will serve the Group well in the future.

Robert Walker
Group Chief Executive

CORE BUSINESSES AT A GLANCE

Severn Trent generates revenues of £2.0 billion and employs over 15,000 people across the UK, US and Europe. We are increasingly focused on the industrial and commercial sectors to help business customers meet environmental objectives.


WATER

Business

Severn Trent Water provides essential water and sewerage services to around 3 million households in England and Wales. It also provides products and services to business customers in its region. It has a good track record on service levels, gross operating cost efficiencies and quality, and environmental compliance.

For further information please visit www.stwater.co.uk

Key strengths

- Track record of outperforming regulatory contract
- Strong management structures and cost controls
- Good account management for business customers
- Excellent customer service, quality and biodiversity record


WASTE
Biffa
0800 601 601
www.biffa.co.uk

Business

Biffa is one of the UK's largest integrated waste management businesses, providing collection, landfill and special waste services to local authorities and industrial/commercial clients. It has around 90,000 customers, and an infrastructure that includes 34 operational landfill sites and 13 special waste treatment facilities. It also has 11 operational facilities in Belgium.

For further information please visit www.biffa.co.uk

Key strengths

- Specialist fleet achieving high levels of fuel and operational efficiency
- Over 30 landfill sites with good geographic coverage and high environmental standards
- Special waste solutions based on innovation and new technologies
- Strong IT infrastructure delivering synergies and efficiencies
- Good strategic partnerships in recyc


LABORATORIES

Business

Severn Trent Laboratories (STL) is the largest environmental testing company in the world, providing environmental analysis services in the US and the UK. It has 31 laboratories and 21 service centres in the US, and 4 laboratories and 1 service centre in the UK.

For further information please visit www.stl-inc.com www.stl-analytical.co.uk

Key strengths

- Record of innovation and being at th forefront of new markets
- History of successful acquisitions ar organic growth
- Reputation for good customer servic
- Client list of leading US and UK companies

Performance highlights	Outlook
• Turnover up 4.2% at £956.7 million • Top-performing water and sewerage company in Ofwat's latest Overall Performance Assessment • Total AMP3 gross operating efficiencies of some £69 million, £17 million more than Ofwat targets • Started £16 million programme to generate 13% of annual energy needs from renewable resources	In December 2004, Ofwat will announce the final determination of its AMP4 price review for the years 2005-2010. Until this is finalised, there is some uncertainty about the outlook for all water companies. However, Severn Trent Water is well on track to outperform Ofwat's AMP3 targets for the five year period to 2004/2005. It is also well positioned to benefit from the new competition framework for large customers, which comes into operation for 2005.
• Turnover up 23.9% at £633.1 million • Acquisition of Hales strengthens position as one of the UK's largest waste management companies • Extended contracts with local authorities, working towards achieving new recycling targets • Boosted capacity to generate power from landfill gas to around 90MW in the UK	Legislation and taxation will drive demand in the UK for alternative methods of waste disposal in the UK. Aided by its experience in Belgium, Biffa is in a strong position to capitalise on this. Its expertise in special waste will also help it use the openings created by the Landfill Directive in the UK.
• In local currency, turnover in the US up some 8%, and in the UK up 2% • Acquisition of P&K, a microbiology business with a high profile in the growing market for indoor air quality testing in the US • Acquisition of Aerotech strengthens presence in south-western US, and puts STL at forefront of markets for indoor air quality, food microbiology, and industrial hygiene • Opening of new service centres in US extends geographical strength	The STL strategy to be a leader in high-end markets continues to present new opportunities in emerging markets such as indoor air quality and mould, food microbiology, endocrine disrupters, and perchlorate testing. In the US, legislation concerning harbour infrastructure and dredging cleanup also positions STL favourably for the high growth market of sediments analysis. In the UK, EU legislation like the Water Framework Directive, the Groundwater Directive, and the Landfill Directive will create new openings for growth.

For information on our other businesses visit the following websites:

Severn Trent Services **www.severntrentservices.com**

Severn Trent Retail Services **www.stretailservices.co.uk**

Severn Trent Utility Services **www.stutilityservices.co.uk**

SUMMARY REVIEW OF OPERATIONS
WATER

Severn Trent Water achieved another good performance in 2003/2004 building on the strong foundations we have put down in previous years. We remain well positioned to outperform our Ofwat targets for the period 2000 to 2005.

Turnover up 4.2% at
£956.7m

Profit before interest, tax, goodwill amortisation and exceptional items* up 3.8% at
£337.9m

*Goodwill amortisation £1.3 million and exceptional profits of £19.8 million.

Performance

In 2003/2004 turnover from water and sewerage services increased by 4.2% to £956.7 million. Contributing to this rise in turnover were the price increases resulting from the IDoK of December 2002, in which Ofwat allowed our request to raise prices by 2.1% above inflation from April 2003. The IDoK increase benefited turnover by some £19 million. In addition increased consumption by metered customers during the dry hot Summer is estimated to have added some £2.5 million to turnover in the year.

Profit before interest, tax, goodwill amortisation and exceptional items was up 3.8% to £337.9 million. Goodwill amortisation was £1.3 million (£0.1 million), and profit before interest, tax and exceptional items, was £336.6 million (£325.4 million). Including an exceptional profit of £19.8 million from the sales of land and property, profit before tax and interest was £356.4 million (£325.4 million). Given its magnitude, the profit from the sale of fixed assets of £6.7 million was not treated as exceptional in 2002/2003. There was an additional pension charge (net of amounts allocated to own work capitalised) of £1.8 million for water and sewerage to reflect the valuation of pension schemes (see Financial Review – pensions).

Outperforming the regulatory contract

Our programme for delivering gross operating cost efficiencies, in line with Ofwat's AMP3 targets for 2000-2005, continued to make good progress. At 31 March 2004, total AMP3 gross operating cost efficiencies amounted to approximately £69 million, some £17 million more than our Ofwat target.

In 2003/2004 we invested approximately £442 million in programmes to improve drinking water quality, the effluent from our sewage treatment works and a range of customer service improvements. We continued to deliver efficiencies against our investment programme of approximately £2 billion for the 5 year period.

The 2005-2010 price review

A critical activity in 2003/2004 was the preparation of our strategic business plan for AMP4, Ofwat's fourth asset management plan since privatisation, which covers investment and prices for the period 2005-2010. In drawing up our business plan, we have had






Levels of service
Severn Trent Water is the UK's top performing water and sewerage company in Ofwat's Overall Performance Assessment

to balance often conflicting pressures and expectations on price levels and investor returns; environmental and customer service improvements; efficiency and operational risk. Ofwat will make an interim determination on AMP4 in August 2004, and a final determination in December.

Water supply

Low Autumn rainfall in 2003 meant that the year was one of the driest on record. As a result some of our reservoirs were less than 60% full at the start of winter. However, we maintained water supply to all our customers.

In July 2003, we changed the way we collected data on water consumption by our customers; based on this and other new information we recalibrated our total leakage on the company's and customers' pipes. We worked with Ofwat to establish new leakage targets for March 2005, and we have started to put in place improved monitoring systems to measure losses.

Competition and commercial customers

The Water Act 2003, which came into force in November, set a framework for introducing competition in the water industry for business customers using more than 50 mega litres of water a year. We look forward to the arrival of competition in 2005, and we are confident that we can offer an excellent product range and account management to business customers inside or outside our region.

Environment and community

Corporate responsibility is firmly embedded in Severn Trent's business, and we recognise that our work has a significant impact on the environment and communities of the Midlands. We support hundreds of projects across the region, all with a sustainability agenda.

Energy management is an important aspect of our commitment to environmental leadership. In 2003/2004 we embarked on a £16 million programme that will enable us to generate 27 megawatts of power, more than 13% of our energy needs, through new CHP units.

Outlook

The AMP4 pricing review is enormously important to the outlook for Severn Trent Water. We are confident that the regulators understand that Severn Trent has achieved significant efficiencies in its work but that further investment is still needed. It is widely understood that prices for customers will have to rise, but the average household water bill in the Midlands will still be among the best value in the country.

Our record against all the current AMP3 regulatory contract and on Ofwat's Overall Performance Assessment, combined with the opportunities that competition will create, gives us a good platform for the future.

CASE STUDY

OUTPERFORMING OUR SECTOR ON SERVICE AND QUALITY

Ofwat's most recent Overall Performance Assessment for 2002/2003 showed Severn Trent Water was the UK's top-performing water and sewerage company. In 2003/2004 we have maintained, and improved, the quality of our service to customers.

New technology
Improving customer service and

Each year Ofwat publishes a report on the levels of service provided by water companies to their customers. The report includes an Overall Performance Assessment (OPA) which compares companies' performance on measures like water supply, sewerage services, customer service and environmental impact. It is thus an extremely important gauge of the quality of service that companies are delivering.

The most recent OPA was published in March 2004, and evaluated companies' performance in 2002/2003. We were delighted that the assessment showed Severn Trent Water to be the UK's top-performing water and sewerage company, once our revised leakage targets had been taken into account.

Although the assessment covers the previous year, we are confident

Indeed we improved on it in 2003/2004.

Two IT projects implemented in 2003/2004 contributed to improved efficiency and customer service. The first uses mobile technology to improve the efficiency of Severn Trent's mobile workforce, by delivering information such as job details, location maps, biodiversity plans, and health and safety information direct to their laptop computer.

The second – Integrated Customer Experience or ICE – improves customers' experience when they phone our operations call centre. Information from different systems is presented to customer service agents in a single, intuitive format, enabling them to complete customer requests more quickly and efficiently.

SUMMARY REVIEW OF OPERATIONS
WASTE

The two main stories in our Waste business in 2003/2004 were the acquisition of Hales and the way that legislation has continued to create new opportunities in all areas of the business – collection, landfill and special waste. The Hales' acquisition means that Biffa is now even better placed than previously to capitalise on these new opportunities.

Turnover up 23.9% at

£633.1m

Profit before interest, tax, goodwill amortisation and exceptional items* up 16.6% at

£79.2m

*Goodwill amortisation £21.3 million and exceptional costs of £10.9 million.

Performance

Waste management's turnover increased by 23.9% to £633.1 million, benefiting from the contribution of Hales' turnover. Turnover in the UK rose to £573.9 million, an increase of 25.5%; Belgian turnover rose by 10.4% to £59.2 million. Biffa's profit before interest, tax, goodwill amortisation and exceptional items was £79.2 million, up 16.6% on the previous year. Goodwill amortisation was £21.3 million. There was an exceptional charge for Hales integration costs of £10.9 million. There was also an additional pension charge of £1.8 million for waste management to reflect the valuation of pension schemes (see Financial Review – pensions). Profit before interest and tax was £47.0 million.

On 19 June 2003 Biffa acquired Hales from RMC (UK) Limited for approximately £126 million and paid approximately £15 million (exclusive of VAT) to ING to purchase vehicles and equipment used in the Hales' business, being a total consideration of approximately £141 million (excluding transaction costs). Biffa targeted synergies of around £7.5 million per annum (in terms of run rate) from the integration of Hales. The integration process has gone well and is now close to completion. In 2003/2004, Hales contributed (including synergies) an estimated £10.4 million to waste management's profit before interest, tax, goodwill amortisation and exceptional items. Excluding the impact of acquisitions (Hales £10.4 million, other acquisitions £0.2 million) and of increased pension charges, waste management's profit before interest, tax, goodwill amortisation and exceptional items was up by 3.7% compared to last year. The results for the year include the cost of settling legal disputes and insurance credits (of a broadly similar scale). These items have been allocated to UK central costs so as to provide more comparable figures, year-on-year, for the three UK business units of Collection, Landfill and Special Waste.

Collection

Biffa's Collection division works with around 90,000 industrial/commercial customers across the UK, and operates almost 50 local authority contracts. Despite softness in the industrial/commercial market, Collection turnover in the UK increased to £360.6 million (£270.7 million) in 2003/2004.

Including the contribution of Hales, profit before interest, tax, goodwill amortisation and exceptional items was £51.6 million, up 18.3%. Excluding the estimated contribution from Hales, Collection's profit before interest, tax and goodwill amortisation was down by around


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Unique market position
Biffa is well placed to capitalise on opportunities created by legislation driving the need for alternative methods of waste disposal

2%. In 2003/2004, with local authorities striving to meet statutory recycling targets, Biffa was able to extend several contracts with additional services. Success in gaining important new contracts on the industrial/commercial side continued, capitalising on Biffa's national coverage of depots and supporting IT infrastructure.

Landfill

Although legislation and increases in landfill tax are likely to drive demand for alternative methods of disposal in the future, landfill remains the primary waste disposal route in the UK. Biffa currently operates 34 landfill sites, and it has been recommended for the ISO14001 environmental management accreditation for its landfill division.

Landfill turnover in the UK was up 15.2% to £163.1 million in 2003/2004. Landfill volumes, excluding the estimated impact of Hales, were up by around 3%, and unit revenues were up 1%. Landfill's profit before interest, tax and goodwill amortisation was up 17.6% to £34.0 million, including the Hales' contribution; and up by around 7% if that contribution is excluded.

Special Waste

The Special Waste division's turnover increased by 11.6% to £50.2 million in 2003/2004. Profit before interest, tax and goodwill amortisation for the division was £7.0 million; excluding the contribution from Hales, this figure was up by around 7% on the previous year. With its range of products and technologies for handling special waste, the division is well placed to exploit the opportunities offered by the Landfill Directive and hazardous waste regulations. Biffa's power generation activity is a key component of the Special Waste division. In 2003/2004 we boosted our capacity to generate power from landfill gas to around 90 MW in the UK.

Integrated municipal contracts

In the previous financial year, Biffa won a £300 million integrated waste contract with Leicester City Council, to manage all its waste collection and disposal facilities. Development and implementation of the contract progressed well in 2003/2004.

Community and environment

Biffa donates its landfill tax credits to community and environment projects through the Biffaward fund. Changes to the Landfill Tax Credit Scheme by the government in 2003 have reduced the scope of Biffaward's contributions to projects and the type of projects it can fund; however, almost £7.5 million was given to community and environment projects in 2003/2004.

Belgium

Biffa's turnover in Belgium was up 10.4% to £59.2 million. A change in Belgian legislation means that turnover there is now reported gross of the recovery for environmental taxes (making it consistent with the UK), so this has boosted turnover figures for the year. Without the effect of that change, turnover would have been up by about 6%. Profit before interest, tax and goodwill amortisation in Belgium was £3.2 million.

Outlook

Biffa's market position comprising strengths in collection, landfill and special waste continues to provide a positive outlook for Biffa's future development and performance. Legislation and increases in landfill tax will continue to drive demand for alternative methods of waste disposal in the UK. Biffa's experience in Belgium means we are well placed to capitalise on these opportunities, as do our recognised high standards in pretreatment and recycling.

CASE STUDY

HALES ACQUISITION STRENGTHENS BIFFA'S MARKET LEADERSHIP

In buying Hales in June 2003, Biffa has strengthened its geographical coverage, its product range and its customer base.

Successful integration
The Hales acquisition is already delivering cost efficiencies by improving vehicle utilisation

June 2003 saw Biffa acquire Hales Waste Control and RMC Environmental Services, in a £141 million deal that established Biffa as one of the largest integrated waste management companies in the UK.

Hales was one of the top 10 waste companies in the UK, with some 27,000 industrial/commercial customers, 38 operating depots, 8 operational landfill sites, and 5 transfer stations. Its Waste-Safe service for small amounts of special waste is well known in the marketplace, and complements Biffa's existing services for bulk liquid waste.

With around 1,000 employees and 450 industrial/commercial collection vehicles, the Hales' integration was a substantial project. Employee and Union consultations had to be undertaken, collection depots and landfill sites had to integrated into

to be integrated, and, crucially, a common IT system had to be set up.

The acquisition of Hales gives Biffa greatly increased coverage in London and East Anglia, enabling it to offer better geographical coverage to customers with multiple sites. It also greatly increases Biffa's operational landfill void in the south of England. In addition, the acquisition is delivering important cost efficiencies through improved fleet utilisation. It also enhances the combined company's ability to capitalise on new market opportunities.

SUMMARY REVIEW OF OPERATIONS
THE SERVICES GROUP

Our US and other international businesses delivered good results in 2003/2004, often in difficult market conditions. Strong management had a positive impact on margins and profits, and the high levels of innovation and service achieved in different parts of this group were recognised through prestigious industry awards and accolades.

Turnover down 1.1% at

£381.2m

Profit before interest, tax and goodwill amortisation* up 13.2% at

£38.7m

*Goodwill amortisation of £7.2 million.

Performance

Severn Trent Services' turnover decreased by 1.1% to £381.2 million in 2003/2004, with a little under 80% of turnover arising in the US. Excluding the impact of the exchange rates, turnover increased by around 6%.

Profits before the impact of exchange rates were also affected by the weak dollar. Profit before interest, tax, goodwill amortisation and exceptional items was £38.7 million, up 13.2%; excluding the effect of exchange rates, this figure increased by around 16% on the previous year.

Goodwill amortisation for the Services Group was £7.2 million (£8.5 million). Profit before interest and tax was £31.5 million (loss of £21.1 million).

SEVERN TRENT LABORATORIES

Turnover in Laboratories, the largest business within Services, was down 1.0% to £170.1 million, but excluding the impact of exchange rates turnover increased by around 7%. Turnover in the US (in US$) was up by around 8% and turnover in the UK (£) was up by around 2%. A little over 80% of Laboratories' turnover arose in the US.

The US performance took place against a background of difficult markets – for example, federal budget deficits have led to cutbacks in the United States Environmental Protection Agency funding. Nevertheless, excluding the impact of exchange rates, the Laboratories business has continued to grow turnover.

Leading the market

Severn Trent Laboratories expanded its geographical reach in 2003/2004, opening new service centres in five US states. Its operations now comprise 31 laboratories and 21 service centres in the US, 4 laboratories and 1 service centre in the UK, and a large fleet of mobile laboratories.

STL's market leadership is not just size-related; it also takes the form of being at the forefront of emerging areas in contaminant testing.



Acquisitions
In April 2003 STL acquired P&K Microbiology Services, a microbiology and mycology testing business recognised as a pioneer in mould testing. In March 2004, STL acquired Aerotech Laboratories Inc (Aerotech), another leader in this field. Targeted acquisitions have been a key part of STL's strategy for growing its business, and will continue to be so.

Outlook
Whilst economic conditions in the US are likely to remain difficult, there are a number of positive market opportunities. Emerging market areas such as indoor air quality and mould, food hygiene, and testing for perchlorate all provide good opportunities for profitable growth. On the UK side of the business, EU legislation is also creating opportunities.

SEVERN TRENT SERVICES
Severn Trent Services improved its performance, before the impact of exchange rates. The restructuring programme initiated in 2002/2003 has led to a more focused management approach, and tighter controls on costs. This in turn has helped to increase margins.

Water Purification
The Water Purification division was one of the main objects of last year's restructuring programme, and the benefits are visible. Cost reductions have brought a substantial improvement in margins. Turnover decreased by 5.3% to £82.9 million, but excluding the impact of exchange rates turnover was up by around 2%.

Operating Services
The Operating Services division handles operating and maintenance contracts for customers in the US. Contract Operations saw positive effects from the weak US economy, since state and local municipalities faced with budget deficits are increasingly looking to public-private partnerships to improve the operating efficiency of water and waste treatment sites.

Turnover in 2003/2004 grew 1.7%, but excluding the impact of exchange rates turnover was up by around 7%.

In contrast, budget deficits are a negative backdrop for the Pipeline Services business, providing minimal support for infrastructure projects. However, last year's restructuring programme and a strategy of cutting costs and focusing on the core business of repair, rehabilitation and flow metering work has borne fruit.

Our Metering Services business achieved good growth in 2003/2004.

Severn Trent Water International (STWI) provides a range of management and consultancy services in Europe and the developing world. Contracts include a public-private partnership to operate water and wastewater services in Umbria (begun in 2002/2003); and longstanding public-private partnerships with the Flemish government in Belgium (Aquafin), and in Portugal with the joint venture company Indaqua.




Improved performance
The Services Group has made significant progress

CASE STUDY

NEW MARKETS IN THE US

Targeted acquisitions have extended STL's capabilities in key emerging markets.

Indoor Air Quality ("IAQ") is a major market opportunity in the US and elsewhere. There is widespread concern that mould and toxic mould could be linked to 'sick building syndrome', and this is creating major legal and financial problems for property owners and insurers.

In April 2003, Severn Trent Laboratories put itself at the vanguard of this market when it acquired P&K Microbiology Services, a microbiology business whose staff have worked on many high-profile mould-testing cases in the US.

Eleven months later, Severn Trent also acquired Aerotech Laboratories in Arizona, the US's largest commercial Indoor Air Quality laboratory. Aerotech's analytical services include mould testing, food microbiology, industrial hygiene and bioterrorism response analysis. As well as giving STL a huge presence in the acquisition also accomplishes other important goals.

First, food microbiology is another emerging market, and represents an area of synergy to STL's existing testing range. Second, it closes a gap in STL's western US coverage. Phoenix, Arizona is one of the fastest-growing cities in the US, and this growth is promoting environmental work relating to infrastructure development. The opportunities for STL thus go far beyond the market potential of IAQ.

Scale and breadth

SUMMARY REVIEW OF OPERATIONS
OTHER BUSINESSES

Sales in the UK, North America and Australia led to an improved performance from Severn Trent's Systems group. In Property, there was good progress on current projects.

Turnover up 9.5% at
£147.1 million

Profit before interest, tax and exceptional items*
£5.5 million

*exceptional provision release of £2.7 million

SYSTEMS
Total turnover for the Severn Trent Systems Group in 2003/2004 was £63.6 million, up 3.8% on the previous year. Profit before interest and tax was £5.0 million.

Aseriti supplies IT solutions and services for the private, public and utility sectors in the UK, USA and Australia.

In the UK it won a substantial contract to supply software and expertise to utility infrastructure provider Core Utility Solutions Ltd. It has managed and implemented substantial projects for Severn Trent Water and Severn Trent Plc. These included an IT solution to transfer information on the region's 62,000 mile pipe network from paper maps onto mobile computers. Its latest CIS solution was also delivered and installed to Severn Trent Water in preparation for competition.

In the US, South Maryland Electric Co-operative – one of the ten largest electric co-operatives in the US – went live with CIS-Open Vision in November 2003. CIS-Open Vision is also being used 269,000 customers in September 2003. Energy supplier ETSA, based in South Australia, went live with 765,000 customers in November 2003, and energy utility Alinta went live with the new upgrade of CIS-Open Vision in February 2004 with 480,000 customers. Alinta now has 99% of its retail customers on CIS-Open Vision, and uses the system to generate 8,000 bills per day.

Worksuite, the work management business of the Systems Group, was restructured into a stand–alone, wholly owned subsidiary. Based in Houston, its market is the UK and primarily North America, where it enjoys a leadership position. The company completed major new sales to FPL, Enbridge and Northeast Utilities. It also advanced its large-scale deployments of its integrated office, web and wireless technology at FPL, National Grid and a Scottish Power affiliate in the UK.

PROPERTY, ENGINEERING CONSULTANCY AND INSURANCE
Total turnover from these businesses in 2003/2004 was £83.5 million (£73.0 million). Profit before interest and tax was £3.2 million (£5.5 million). The reduction in profits reflects the result from Haswells, the Group's engineering consultancy business.

Property
Severn Trent Property was originally set up to exploit the development potential of land surplus to Severn Trent Water's requirements. It also undertakes projects on sites acquired from third parties.

In 2003/2004 good progress was made on virtually all current projects. At Thorpe Park, Leeds – the largest out-of-town office park in the north of England – further buildings were completed for WS Atkins plc, Boxwood plc and the University of Leeds. Major infrastructure, which will give direct access onto the M1 motorway, is now completed.

At Daventry International Rail Freight Terminal, planning permission to extend the project by up to 2 million sq ft was granted during autumn 2003. During the year, a major regional sorting hub was completed for Royal Mail. Remaining undeveloped land within the first phase of the project was sold to another developer.

At Warwick, work has commenced at Tournament Fields, adjacent to Junction 15 of the M40. The site has planning permission for office and business use; infrastructure, including roads and drainage, is under construction.

Engineering
Charles Haswell & Partners offers consultancy services in a wide range of engineering and environmental disciplines. In 2003, two awards paid tribute to the company's expertise. New Civil Engineer and the Association of Consulting Engineers recognised it as the top medium-sized consulting engineer in 2003. Secondly, it was joint winner of the British Geotechnical Society's Fleming Award, for its work on design and construction of a section of the Dublin Port Tunnel Project.

Other activity in 2003/2004 included working with Yorkshire Water Services as a key member of its Eastern Area Wastewater Capital Solution Team. It also made a major contribution to the successful delivery of Severn Trent Water's capital programme.

Charles Haswell & Partners introduced its Environmental Management System in 2003/2004 which is accredited to the ISO 14001:2001 standard.

CORPORATE RESPONSIBILITY

Severn Trent's corporate vision is to be at the forefront of the environmental services industry. Our corporate values of environmental leadership, service and quality are enshrined in our Code of Business Principles and Conduct. They define our business culture and guide our strategies.

Our policy
We strive to be a responsible corporate citizen and recognise that Severn Trent has an important role to play in achieving sustainable development for society as a whole. As part of this commitment, we seek to conserve natural resources and to support the communities in which we operate.

Our role as an environmental services company means that our activities are of intrinsic benefit to society, however, our ability to achieve business success also makes a significant contribution to building a sustainable future. As well as delivering shareholder value, we support the wider community in ways that range from the employment opportunities we offer to our charitable donations.

Vision, values and principles
We aspire to high standards of corporate behaviour as we pursue our vision of leadership in the environmental services industry. To set an ethical framework for our activities, we have published our values and a code of business principles, which are available on our website at www.severntrent.com.

Environment
The goal of environmental leadership influenced work at every level in 2003/2004. Projects ranged from auditing Biffa's landfill sites against its Biodiversity Action Plan, to detailed planning on how our businesses will adapt to the existing effects of climate change. Mitigation of our own environmental impact is also central, and a major achievement in this area is our electricity generation from renewable resources.

Workplace
We are committed to providing a safe working environment for our employees and all other people that come into contact with the company and in 2003/2004 the number of reportable health and safety incidents declined. We also seek to ensure equality of opportunity through a diverse workforce.



Recognised leadership
Severn Trent has been named as the leading utility in the Dow Jones Sustainability Index for the third consecutive year

Community
Severn Trent's community affairs programme focuses on environmental education, the built environment and the natural environment. Investment takes cash and non-cash forms, and we are a member of the PerCent Club of businesses, which donate at least 1% of pre-tax profits to the community. Employee volunteering is an important part of this.

Marketplace
In all areas of Severn Trent's business in 2003/2004 our commitment to corporate responsibility also led to success in the marketplace. For example, Severn Trent's levels of service were recognised in its leading position among water and sewerage companies in Ofwat's Overall Performance Assessment in 2003. The Laboratories business's work on emerging new environmental and health risks, such as toxic mould, is being rewarded with continuing growth. Biffa's experience in the Isle of Wight, where it diverted over 45% of the island's waste from landfill, is a good platform for offering integrated waste management services to local authorities.

Further commentary on Severn Trent's commitment to corporate responsibility in 2003/2004 is available in the company's annual Stewardship Report.



Environmental solutions
Our objective is to provide services that solve environmental problems, respond to new environmental expectations and deliver sustainable development

FINANCIAL REVIEW

Group results

Group turnover was £2,015.1 million (£1,852.0 million), an increase of 8.8% over last year. The growth in turnover was mainly due to the contribution of the non-regulated businesses, which benefited from the acquisitions made in the year. The turnover of the non-regulated businesses increased by 12.7% to £1,161.4 million (£1,030.6 million), representing 54.8% (52.9%) of the Group total (before the elimination of inter segment trading). Turnover from water and sewerage increased by 4.2% to £956.7 million (£917.9 million).

Goodwill amortisation was £29.8 million (£25.2 million). There was a net exceptional profit of £11.6 million (loss of £40.8 million) – see below.

Group profit before interest, tax, goodwill amortisation and exceptional items was up 7.5% to £440.6 million (£409.8 million). The water and sewerage business was up by 3.8% to £337.9 million (£325.5 million).The Group's non-regulated businesses in total were up 18.1% to £123.4 million (£104.5 million), representing 26.8% (24.3%) of the Group total (before unrealised profit on inter segment trading and corporate overheads).

Group profit before interest, tax and exceptional items was £410.8 million (£384.6 million). Group profit before interest and tax was £422.4 million (£343.8 million).

After interest charges of £168.0 million (£159.4 million), Group profit before tax, goodwill amortisation and exceptional items was up 8.9% at £272.6 million (£250.4 million). Group profit before tax and exceptional items was £242.8 million (£225.2 million) an increase of 7.8%. Group profit before tax was £254.4 million (£184.4 million).

The total tax charge for the year was £69.6 million (£84.3 million) of which current tax represented £33.3 million (£24.8 million) and deferred tax was £36.3 million (£59.5 million). Minority interests were £0.7 million (£0.9 million). Profit after tax and minority interests was £184.1 million (£99.2 million).

Basic earnings per share were 53.5 pence (28.9 pence). Adjusted basic earnings per share (before exceptional items and deferred tax) were 61.4 pence (58.1 pence), an increase of 5.7%.

Operating activities generated a net cash inflow of £733.1 million. The main cash outflows were capital expenditure and financial investment of £487.5 million, equity dividends of £157.7 million, acquisitions of £170.6 million and net financing costs of £148.3 million. The increase in net debt was £243.5 million.

Net debt at 31 March 2004 was £2,749.1 million (£2,505.6 million). Gearing, reflecting the provision for deferred tax, was 124% (113%). The group's net interest charge was covered 4.4 times (4.4 times) by profit before interest, tax, depreciation, goodwill amortisation and exceptional items.

Exceptional items

There was a net exceptional profit in the year of £11.6 million, comprising the net of:

- A £19.8 million profit from the sale of fixed assets, arising from the sale of land and property by Severn Trent Water. Given its magnitude, the profit from the sale of fixed assets was not treated as exceptional in 2002/2003 (£6.7 million);
- A £2.7 million credit from the release of part of the exceptional charge made in 2001/2002 in respect of certain of Systems' CIS-Open Vision contracts in the USA;
- A charge of £10.9 million in waste management for Hales' integration costs.

In 2002/2003, there was an exceptional charge of £40.8 million, comprising the net cost of a £46.8 million write down for impairment in the net book value of some businesses within Services and a £6.0 million credit from the release of part of the exceptional charge made in 2001/2002 in respect of certain of Systems' CIS-Open Vision contracts in the USA.

Taxation

The charge for current tax was £33.3 million (£24.8 million), of which £2.4 million was attributable to exceptional items. The current tax charge of £30.9 million, attributable to profit after interest and goodwill amortisation but before tax and exceptional items is an effective rate of 12.7% (11.0%). The current tax rate has benefited from an adjustment in respect of prior periods.

Pensions

SSAP24, the applicable standard for Severn Trent, uses the results of the last formal actuarial valuations to determine the pension charge in the Group's accounts. This principle has been followed in determining the Group's pension charge for 2003/2004.

The Group has four defined benefit pension schemes, viz: the Severn Trent Water Pension Scheme (STWPS) which is by far the largest of the Group's defined benefit pension schemes, the Severn Trent Mirror Image Pension Scheme (STMIPS), the UK Waste Pension Scheme (UKWPS) and the Severn Trent Senior Staff Pension Scheme (STSSPS).

Formal actuarial valuations have been undertaken for the STMIPS as at 31 March 2003 and for the UKWPS as at 6 April 2003. Given the deterioration in the funding position of these two schemes since their previous formal actuarial valuations, there is an additional pension charge (net of amounts allocated to own work capitalised) of £4.1 million for the Group in 2003/2004 reflecting the results of these valuations.

The Group's pension charge in 2003/2004 in respect of the STWPS and the STSSPS is based on their formal actuarial valuations as at 31 March 2001 when these funds had a combined surplus of around £46 million. Formal actuarial valuations of the STWPS and the STSSPS are currently being undertaken as at 31 March 2004 in accordance with the normal triennial pattern of valuations. Given the deterioration in the funding position of these two schemes since their last formal actuarial valuations, these valuations and the analogous assessment of the Group's unfunded pension liabilities for senior staff are expected to result in a significant additional pension charge for the Group in 2004/2005. Based on SSAP 24, this additional pension charge (net of amounts allocated to own

Trent Water. Given the preliminary nature of these estimates, it is quite possible that the actual additional pension charge, as a result of these valuations, could be materially different from these estimates.

On an FRS17 basis, the estimated net position (before deferred tax) of the Group's defined benefit pension schemes and the Group's unfunded pension liabilities for senior staff was a deficit of approximately £368 million as at 31 March 2004, as compared to a deficit of approximately £325 million as at 31 March 2003. Although the value of assets has increased over the last year, liabilities have increased by a greater amount reflecting, inter alia, the updating of mortality assumptions (to be in line with current experience and to include an allowance for expected further improvements) and a reduction in the real discount rate. Net of deferred tax, the estimated net deficit on an FRS17 basis as at 31 March 2004 was approximately £257 million. On an FRS17 basis the funding level has improved from around 70% at 31 March 2003 to 72% at 31 March 2004.

As at 31 March 2004 the Group's defined benefit pension schemes had total assets of approximately £937 million, of which around 73% was invested in equities.

Treasury management
The Group's treasury affairs are managed centrally and in accordance with its Treasury Procedures Manual and Policy Statement. The treasury operation's primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in interest and (to a lesser extent) currency rates and counterparty credit risk. Its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. A Treasury Committee (appointed by the Board) determines matters of Treasury policy and its approval is required for certain treasury transactions.

It is the Group's strategy to access a broad range of sources of finance to obtain both the quantum required and the lowest cost compatible with the need for continued availability.

On 5 April 2004 Severn Trent put in place a new £700 million Revolving Credit Facility (RCF). This facility replaced two existing facilities – a £600 million RCF and a £160 million bilateral facility. The new RCF comprises two elements: a £200 million tranche maturing in 364 days with a one year term-out option, and a £500 million tranche having a five year maturity.

The Group uses financial derivatives solely for the purposes of managing risk associated with financing its normal business activities. The Group does not hold or issue derivative financial instruments for financial trading purposes. The group uses a limited number of currency swaps and interest rate swaps to redenominate external borrowings into the currencies and interest rate coupon required for group purposes.

The Group's policy for the management of interest rate risk requires that no less than 50% of the Group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2004, interest rates for some 70% of the Group's net debt of £2,749 million were so fixed, at a weighted average interest rate of 6.1% for a weighted average period of 17.9 years. In addition, the group has a £50 million forward start interest rate swap (floating to fixed) that commences

The Group's business does not involve significant exposure to foreign exchange transactions. Cross currency swaps are employed to exchange foreign currency borrowings for sterling. The Group also has investments in various assets denominated in foreign currencies, principally the US dollar and the Euro. The Group's current policy is to hedge an element of the currency translation risk associated with certain foreign currency denominated assets.

In August 2003 Moody's Investor Services and Standard & Poor's lowered the long term credit rating of Severn Trent Plc and Severn Trent Water Limited.

Long term ratings	Severn Trent Water Limited	Severn Trent Plc
Moody's	A2	A3
Standard & Poor's	A	A–

International Accounting Standards
The Group will be required to prepare its financial statements under International Accounting Standards (IAS) for the year ending 31 March 2006, with the Group's first published results under IAS being the 2005/2006 Interim Results.

The Group has commenced a programme of work to prepare for the adoption of IAS. An initial review has been undertaken to identify the differences between IAS and existing UK standards and Group accounting policies. A central project management team has been formed to coordinate the transition process, with working groups from individual subsidiaries involved in the work, with a view also to determining any additional data that may be required to be collected.

Some of the prospective standards are still under review by the International Accounting Standards Board and, in addition, the Group's work in reviewing the impact of existing IAS is still ongoing. Hence, at this time, no definitive information on the impact on the Group of the adoption of IAS is being provided. However, it seems likely that the adoption of IAS will increase the volatility of the Group's reported results and impact its balance sheet.

Potentially significant changes arising from the adoption of IAS are currently thought to include accounting for financial instruments, retirement benefits, fixed assets and renewals accounting, deferred tax and business combinations.

Supplementary information
For supplementary information including the group's preliminary results presentation, see the Severn Trent website (www.severntrent.com).



Alan Perelman
Group Finance Director

BOARD OF DIRECTORS

Board Committees
Membership of Board Committees is as detailed below:

Audit Committee
J B Smith (Chairman)
M L Cassoni
F A Osborn
Secretary – P P Davies

Charitable Contributions Committee
B Duckworth (Chairman)
R M Walker
Secretary – P P Davies

Corporate Responsibility Committee
R M Walker (Chairman)
T D G Arculus
M J Bettington
R S Brydon Jannetta
B Duckworth
L F Graziano
J W Oatridge
F A Osborn
Secretary – P P Davies

Executive Committee
R M Walker (Chairman)
T D G Arculus
J K Banyard
M J Bettington
P P Davies (and Secretary)
B Duckworth
P J Gavan
J W Oatridge
A S Perelman
P K Tandon

Remuneration Committee
M C Flower (Chairman)
M L Cassoni
J D G McAdam
Secretary – P P Davies

Nominations Committee
T D G Arculus (Chairman)
M C Flower
J D G McAdam
F A Osborn
Secretary – P P Davies

Treasury Committee
M L Cassoni (Chairman)
T D G Arculus
T E Jack
A S Perelman
J B Smith
R M Walker
M R Wilson
Secretary – P P Davies

Senior independent non-executive Director
M C Flower

Group General Counsel and Company Secretary
P P Davies, LL.B. Solicitor

David Arculus MA MSc Chairman (58)*
Mr Arculus joined the Board in May 1996 as a non-executive Director and was appointed Chairman on 29 July 1998. He is a non-executive Director of Barclays PLC and was recently appointed as a non-executive Director of mmO_2. From 2002 to May 2004 he was Chairman of Earls Court & Olympia Group Ltd and from 1998 to October 2001 he was Chairman of IPC Group Ltd. Until 1997 he was Group Managing Director of Emap Plc, the international media company, where he played a significant role in the growth of that company. Mr Arculus was formerly a journalist and a producer at the BBC. In April 2002, he was appointed by the Government to chair its Better Regulation Task Force.

John Banyard BScEng FREng FICE FCIWEM (59)
Mr Banyard joined the Board in January 1998. He is an executive Director of Severn Trent Water Ltd with responsibility for asset management. He is also a Director of UK Water Industry Research Ltd, a member of the Court of Cranfield University and the Royal Academy of Engineering Visiting Professor of Water Engineering at Loughborough University. Mr Banyard is a Chartered Civil Engineer and has worked in a number of engineering roles within the group since joining Severn Trent in 1974. He was elected a Fellow of the Royal Academy of Engineering in 1997. He is currently President of the Pipeline Industries Guild.

Martin Bettington BSc MechEng MBA (51)
Mr Bettington joined the Board in November 1994. He is the Managing Director of Severn Trent's waste management business, Biffa Waste Services Ltd. Mr Bettington was previously employed by BET Plc, Biffa's former holding company. He holds an MBA from Manchester Business School.

Marisa Cassoni BSc ACA (52)*
Ms Cassoni joined the Board on 1 September 2001. She is currently Group Finance Director of Royal Mail plc, having previously been Group Finance Director at Britannic Assurance plc from 1998 to 2001. Ms Cassoni qualified as an accountant with Deloittes where she rose to be Corporate Finance Manager. She later moved to the Prudential Corporation, becoming Group Finance Director of the Prudential's UK Division in 1994.

Brian Duckworth BA FCCA FCIWEM FIWO (55)
Mr Duckworth joined the Board in November 1994. He has worked in various roles since joining Severn Trent in 1974 and was appointed Managing Director of Severn Trent Water Ltd on 1 April 1995. Mr Duckworth was appointed as a non-executive Director of Avon Rubber plc and Redrow Plc in 2002. He has served as the President of the Institution of Water Officers and Chairman of Water UK, the water industry's trade association.










Martin Flower BA (57)*
Mr Flower joined the Board in June 1996 and is the senior independent non-executive Director. At the end of May 2004 he retired as Chairman of Coats Ltd, where he had previously been Group Chief Executive.

Martin Houston BSc MSc DIC (46)*
Mr Houston joined the Board on 1 September 2003. He is currently Executive Vice President and Managing Director of BG Group's North American, Caribbean and Global Liquefied Natural Gas business and a member of the Group Executive Committee. He joined BG Group in 1983 and has held a number of technical and commercial roles with a predominantly international focus. He has a BSc in Geology from Newcastle University and an MSc in Petroleum Geology from Imperial College, London. He is a fellow of the Geological Society of London and sits on the board of SIGTTO (Society of International Gas Tanker & Terminal Operators Ltd).

Colin Matthews MA CEng (48)*
Mr Matthews joined the Board on 17 October 2003. He is a Chartered Engineer who has worked in Japan, France, Canada, and the UK. He worked for the (American) General Electric Company for nine years and subsequently spent five years at British Airways, first as Director of Engineering then as Director of Technical Operations, responsible for all aircraft maintenance, IT and procurement. He then joined the Board of Lattice Group Plc as Group Managing Director of Transco until its merger with the National Grid. He has held his current position as CEO of Hays Plc since November 2002. Mr Matthews holds a first class degree in Engineering from Cambridge University.

John McAdam BSc PhD (56)*
Dr McAdam joined the Board on 18 September 2000. He is Chief Executive and a member of the Board of ICI PLC. He joined ICI in 1997 following the acquisition of the Specialty Chemical Businesses from Unilever where he held a number of senior positions in Birds Eye Walls Ltd, Unichema International and Quest International. He was appointed Executive Vice President Coatings and Chief Executive of ICI Paints in 1998, and joined the Board of ICI PLC soon after when he also became responsible for Corporate Research & Technology. He took over as Chief Executive of ICI PLC in April 2003. He is a member of the University of Surrey Business Advisory Group.

Derek Osborn CB (63)*
Mr Osborn joined the Board on 21 September 1998 and is a leading figure in the environmental world. He was Chairman of the UK Round Table on Sustainable Development from 1999 to 2000 and is now a member of the UK Commission on Sustainable Development. He has been Chairman of UNED UK since 1996 and was Chairman of the International Institute for Environment and Development from 1998 to 2002. He is Chairman of Jupiter Global Green Investment Trust and of the international advisory board of ERM CVS. Mr Osborn was Director General of Environment Protection in the Department of the Environment from 1990 to 1995 and Chairman of the Management Board of the European Environment Agency from 1995 to 1999.

Alan Perelman MA MSc (56)
Mr Perelman joined the Board in October 2001 and was appointed Group Finance Director in December 2001. Prior to this he was Group Finance Director at Whitbread from 1990 to 2001. Previous positions held were Group Finance Director at The Gateway Corporation and various positions at Rio Tinto both in the UK and overseas.

John Smith FCCA, Hon. FRIBA (46)*
Mr Smith joined the Board on 3 November 2003. He is a member of the H M Treasury's Public Services Productivity Panel, the Accounting Standards Board and the 100 Group of Finance Directors. He is a Fellow of the Chartered Association of Certified Accountants. After training with a firm of accountants, Mr Smith joined the British Railways Board, moving up over a period of 14 years to head up their corporate demerger team. In 1989 he moved to the BBC, becoming Director of Finance, Property and Business Affairs in 1997. Mr Smith has held a non-executive directorship with Vickers Plc, was a member of the advisory board of Zurich Financial Services UK and was a Director of the Royal Television Society.

Robert Walker MA (59)
Mr Walker joined the Board in May 1996 as a non-executive Director. He was appointed Deputy Chief Executive in July 1999 and became Group Chief Executive in August 2000. He has previously worked for Procter & Gamble, McKinsey & Company and PepsiCo Inc. where he was a Division President. Mr Walker is also a non-executive Director of Wolseley Plc and BAA Plc.

*Non-executive Director







Top row
David Arculus
Robert Walker
Alan Perelman
Brian Duckworth
Martin Bettington
Colin Matthews
John McAdam

Bottom row
Martin Flower
Marisa Cassoni
Derek Osborn
John Smith
John Banyard
Martin Houston

INDEPENDENT AUDITORS' STATEMENT TO THE MEMBERS OF SEVERN TRENT PLC

We have examined the summary financial statement of Severn Trent Plc.

Respective responsibilities of Directors and auditors

The directors are responsible for preparing the summarised annual review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review 2004 with the annual financial statements, the directors' report and the remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review 2004 and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.
This statement, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the summary financial statement is consistent with the annual financial statements, the directors' report and the remuneration report of Severn Trent Plc for the year ended 31 March 2004 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors, Birmingham
7 June 2004

SUMMARY DIRECTORS' REPORT

Principal activities

The principal activities of the group continued to be the supply of water and sewerage services, waste management and the provision of environmental services. These are described in more detail, together with a review of the group's business and future developments, on pages 8 to 14.

Final Dividend

Subject to approval at the Annual General Meeting, the recommended final dividend of 29.27p (2003: 28.56p) net for each ordinary share will be paid on 1 October 2004 to shareholders on the register at the close of business on 18 June 2004. This, together with the interim dividend of 17.77p (2003: 17.34p) per share, which was paid on 6 April 2004, brings the total for the year to 47.04p (2003: 45.90p).

Share capital

Resolutions will be proposed at this year's Annual General Meeting ("AGM") to renew the Directors' authority to:

- allot relevant securities (within the meaning of Section 80 of the Companies Act 1985);

Full details of these resolutions are included in the Notice of the AGM which is circulated to all shareholders.

Substantial shareholdings

As at 7 June 2004 the company had been notified of the following substantial shareholding:

	Number of ordinary shares of $65\frac{5}{19}$p each	%
Legal & General Investment Management Limited	11,259,833	3.26

Directors

A list of Directors and their background details appear on pages 18 and 19. Details of their service contracts and emoluments can be found in the Summary Remuneration Report on page 24 to 26.

Mr M J Houston, Mr C S Matthews and Mr J B Smith joined the Board as non-executive Directors on 1 September 2003, 17 October 2003 and 3 November 2003 respectively.

Mrs C Tritton and Mr E E Anstee retired from the Board on 30 July 2003 and 15 December 2003 respectively.

In accordance with the company's Articles of Association Messrs J K Banyard, B Duckworth, M J Houston, C S Matthews, F A Osborn, J B Smith and Dr J D G McAdam retire at the AGM and, being eligible, offer themselves for reappointment. The Nominations Committee supports and recommends the proposed reappointments.

The company has recently announced a number of changes regarding its Directors. It has been agreed that Mr T D G Arculus will step down as Chairman of the Board as he will soon be appointed Chairman of mmO$_2$. However, in order to provide continuity to the Board during a time of change and also assist in the finalisation of Severn Trent Water's AMP4 determination, it was considered to be in the best interests of the company for him to remain in post until 31 December 2004. Mr R M Walker will retire as Group Chief Executive on 2 February 2005 and will be succeeded by Mr C S Matthews. Mr A S Perelman will retire as Group Finance Director on 31 August 2004 and will be replaced by Mr M R Wilson. Mr B Duckworth will step down from the Board at the end of August 2004. Mrs R S Brydon Jannetta will join the Board, as an executive Director, in September 2004.

Corporate governance

The company attaches great significance to the maintenance of good corporate governance procedures and adherence to best practice recognising that they play their part in creating a framework which can provide increased benefits for shareholders.

Following the issue of a revised Combined Code on Corporate Governance (the "Revised Code") in July 2003, the company has carried out a review of its corporate governance arrangements and made changes as necessary and appropriate.

As the Revised Code became effective for accounting periods starting on or after 1 November 2003, this report has been prepared on the basis of the previous Combined Code on Corporate Governance (the "Code"). However it is anticipated that the company will be compliant with virtually all provisions of the

Throughout the year ended 31 March 2004 the company has been in compliance with the provisions set out in Section 1 of the Code.

The Board

The Board currently consists of five executive Directors and eight non-executive Directors. The Board has reviewed the status of the non-executive Directors and has confirmed that, with the exception of Mr C S Matthews as Group Chief Executive Designate, it regards them as being independent. At the time of his appointment as Chairman of the company Mr T D G Arculus was considered to be independent. However, in accordance with the Revised Code, he is now deemed not to be independent.

Employees

The group employed 15,973 people as at 31 March 2004 (2003: 14,890). Of these 5,099 (32%) were employed in the water business, 5,241 (33%) in the Biffa waste business and 4,781 (30%) in the Severn Trent Services businesses. The numbers in Biffa have increased as a result of the acquisition of Hales Waste in 2003. Approximately 29% of employees continue to be based outside the UK, mainly in the USA, Belgium and Italy.

The larger group companies now each have their own intranets which form a major communication channel with their employees in addition to in-house magazines and tool-box talks.

Group companies continue to maintain positive relationships with the recognised trade unions and with other elected representatives. The group's annual meetings of the European Consultative Council are a further opportunity to develop a dialogue with employee representatives and promote their better understanding of the future issues facing our businesses in Europe.

The group has undertaken a major review of its pension strategy with the objectives of reducing risk, maintaining affordability and demonstrating equity. As a result of this review three new pension options were made available to new employees from 1 April 2004.

The group's "Lifestyle" flexible benefits scheme continues to expand amongst UK based employees and with its introduction to Biffa staff in October 2004 will cover over 8,000 employees.

The group continues to focus on the development of employees at all levels. In Biffa there has been a significant effort in harmonising the driver training programme to incorporate the best from the Biffa and the Hales driver training schemes.

Three of the training programmes in Severn Trent Water received awards: The Institute of Leadership and Management Award for Excellence in Supervisory Management; and the Sector Skills Council award for both the BSc in Water and Environmental Management and the partnership with Warwick Business School.

All companies have the goal of making learning opportunities available and accessible to all employees. To this end many companies are making learning resource centres available in e-learning by intranet and internet providers. These activities are all complemented at senior manager level by the Leadership Development programme which covers the top 120 managers.

Group companies continue to meet legislative requirements of the

Diversity

Diversity policies are in place in each company in the group that reflect the requirements of the locations in which they operate and that also meet the aims of the company's Code of Business Principles and Conduct.

The company continues to monitor the data on the diversity of the current and potential workforce. The US businesses continue to demonstrate their lead in the group with the gender and ethnic diversity of their workforces.

On an ongoing basis, the company benchmarks its policies and practices in this area by taking guidance from best practice advisors such as the Employers Forum on Disability and Race for Opportunity. Progress is regularly monitored by the Corporate Responsibility Committee.

Health and safety

This year the company has continued to develop a safety culture fully integrated into all aspects of the way the business is managed. To help ensure that the actions taken are consistent with best practice the main companies in the group have partnered with external experts to develop behavioural safety initiatives involving employees at all levels.

Work also continued on over-arching group standards which apply to all group companies wherever they operate and these standards will address all key risk areas.

Health and Safety is discussed at every Board meeting. In addition, the Board receives six-monthly reviews and other periodic reports from the managing directors of the operating companies.

Auditors

The auditors' report on the full annual accounts of the group for the year ended 31 March 2004 was unqualified and did not contain a statement under either section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

A resolution proposing the reappointment of PricewaterhouseCoopers LLP as Auditors will be put to the AGM.

By order of the Board
P P Davies LL.B. Solicitor
Group General Counsel and Company Secretary
7 June 2004

SUMMARY GROUP PROFIT AND LOSS ACCOUNT

YEAR ENDED 31 MARCH 2004

	Continuing Operations			
		Acquisitions	Total 2004	2003
	£m	£m	£m	£m
Turnover	**1,919.9**	**95.2**	**2,015.1**	1,852.0
Operating costs before goodwill amortisation and exceptional items	**(1,505.1)**	**(81.3)**	**(1,586.4)**	(1,453.0)
Goodwill amortisation	**(24.8)**	**(5.0)**	**(29.8)**	(25.2)
Exceptional integration costs	**–**	**(10.9)**	**(10.9)**	–
Exceptional provision release	**2.7**	**–**	**2.7**	6.0
Exceptional impairment of goodwill and tangible fixed assets	**–**	**–**	**–**	(46.8)
Total operating costs	**(1,527.2)**	**(97.2)**	**(1,624.4)**	(1,519.0)
Group operating profit/(loss)	**392.7**	**(2.0)**	**390.7**	333.0
Share of operating profit of joint ventures and associates	**11.9**	**–**	**11.9**	10.8
Exceptional profit on disposal of fixed assets	**19.8**	**–**	**19.8**	–
Profit before interest, goodwill amortisation and exceptional items	**426.7**	**13.9**	**440.6**	409.8
Goodwill amortisation	**(24.8)**	**(5.0)**	**(29.8)**	(25.2)
Profit before interest and exceptional items	**401.9**	**8.9**	**410.8**	384.6
Exceptional costs	**–**	**(10.9)**	**(10.9)**	(46.8)
Exceptional profits	**22.5**	**–**	**22.5**	6.0
Profit/(loss) before interest	**424.4**	**(2.0)**	**422.4**	343.8
Net interest payable			**(168.0)**	(159.4)
Profit after interest before goodwill amortisation and exceptional items			**272.6**	250.4
Goodwill amortisation			**(29.8)**	(25.2)
Profit after interest before exceptional items			**242.8**	225.2
Exceptional items			**11.6**	(40.8)
Profit on ordinary activities before taxation			**254.4**	184.4
Taxation on profit on ordinary activities – current tax			**(33.3)**	(24.8)
– deferred tax			**(36.3)**	(59.5)
Total taxation			**(69.6)**	(84.3)
Profit on ordinary activities after taxation			**184.8**	100.1
Equity minority interests			**(0.7)**	(0.9)
Profit for the financial year			**184.1**	99.2
Dividends			**(162.0)**	(157.6)
Retained profit/(loss) for the financial year			**22.1**	(58.4)

Earnings per share (pence)		
Basic	**53.5**	28.9
Adjusted basic before exceptional items and deferred tax	**61.4**	58.1

Important note: The Annual Review and summary financial statement does not contain sufficient information to allow a full understanding of the results of the group and of the state of affairs of the company or of the group nor of the policies and arrangements

A copy can be obtained, free of charge, by writing to the Company Secretary at 2297 Coventry Road, Birmingham B26 3PU. Alternatively it can be accessed on the website at www.severntrent.com/reports2004. Shareholders can elect to obtain

SUMMARY GROUP BALANCE SHEET

AT 31 MARCH 2004

	2004 £m	2003 £m
Fixed assets	**5,807.1**	5,480.6
Current assets	**648.5**	583.1
Creditors: amounts falling due within one year	**(1,223.7)**	(1,219.2)
Net current liabilities	**(575.2)**	(636.1)
Total assets less current liabilities	**5,231.9**	4,844.5
Creditors: amounts falling due after more than one year	**(2,440.6)**	(2,101.6)
Provisions for liabilities and charges	**(572.0)**	(523.1)
Net assets	**2,219.3**	2,219.8
Capital and reserves	**2,216.9**	2,217.6
Minority shareholders' interest (equity)	**2.4**	2.2
	2,219.3	2,219.8

Signed on behalf of the Board who approved the accounts on 7 June 2004.

David Arculus
Chairman

Alan Perelman
Group Finance Director

SUMMARY GROUP CASH FLOW STATEMENT

YEAR ENDED 31 MARCH 2004

	2004		2003	
	£m	£m	£m	£m
Net cash inflow from operating activities		**733.1**		682.7
Dividends received from associates and joint ventures		**1.9**		1.6
Returns on investments and servicing of finance		**(148.3)**		(146.7)
Taxation		**(19.5)**		(14.3)
Capital expenditure and financial investment		**(487.5)**		(454.0)
Acquisitions		**(170.6)**		(11.5)
Equity dividends paid		**(157.7)**		(157.5)
Net cash outflow before use of liquid resources and financing		**(248.6)**		(99.7)
Management of liquid resources		**(45.2)**		(6.5)
Financing				
Increase in debt	**283.1**		114.1	
Issue of shares	**5.6**		3.3	
		288.7		117.4
(Decrease)/increase in cash		**(5.1)**		11.2

SUMMARY REMUNERATION REPORT

Remuneration Committee
The Remuneration Committee determines, on behalf of the Board, the company's policy on the remuneration of executive Directors and the Chairman of the Board. The Committee also determines the remuneration policy for the next band of approximately 10 senior executives.

The policy framework for remunerating all senior executives is consistent with the approach taken for executive Directors.

The Committee is comprised exclusively of independent non-executive Directors of the company. The members of the Committee during the year were:

M C Flower (Chairman)
T D G Arculus (resigned 31 March 2004)
J D G McAdam
M L Cassoni (appointed 27 February 2004)

The Committee members have no personal financial interest, other than as shareholders, in the matters to be decided.

The constitution and operation of the Committee comply with the Combined Code on Corporate Governance of the Financial Services Authority (the 'Code'). In setting performance related remuneration the Committee has regard to the provisions set out in Schedule A to the Code.

Advisers
To ensure that the company's remuneration practices are market competitive, the Committee has access to detailed external research on market data and trends from experienced specialist consultants.

The Group Chief Executive and Mr J W Oatridge, Group Services Director (and the Chairman of the Board with effect from 1 April 2004) also provide advice and are invited to attend meetings to respond to specific questions raised by the Committee. This specifically excludes any matter concerning their own remuneration. The Company Secretary acts as Secretary to the Committee.

Remuneration policy
The company's ongoing remuneration policy for executive Directors is to review regularly and update as appropriate the framework to provide remuneration in a form and amount which will attract, retain, motivate and reward high calibre individuals. To achieve this, the remuneration package is based on the following principles:

- Incentives are aligned with the interests of shareholders and seek to reward the creation of long-term value;
- Reward elements are designed to reinforce the link between performance and reward. Performance related elements should form a significant proportion of the total remuneration package and at maximum for 2004/2005 vary between 135% and 160% of basic pay;
- The total compensation package for on-target performance should be fully competitive in the relevant market;
- Packages are structured flexibly to meet critical resource needs and retain key executives.

The Committee seeks to take a prudent and responsible approach taking into account the interests of shareholders, customers,

Personal shareholdings
The company has, with effect from 26 April 2004, adopted guidelines which expect executive Directors to have a minimum holding of ordinary shares in the company. The Group Chief Executive is expected to hold shares to the value of 1.5 x salary and other executive Directors 1 x salary, to be acquired over a transitional period. Through a variety of share schemes, all employees are encouraged to hold shares in the company.

External directorships
Executive Directors are encouraged to take on external non-executive directorships, though normally only one other FTSE 100 appointment. In order to avoid any conflicts of interest all such appointments are subject to the approval of the Nominations Committee. Directors are normally only able to retain the fees arising from one such appointment.

Chairman and other non-executive Directors
The remuneration policy for non-executive Directors, other than the Chairman, is determined by the Board, within the limits set out in the Articles of Association.

Remuneration comprises an annual fee for acting as a non-executive Director of the company and additional fees for acting as:

- Chairman of a Board Committee;
- Senior non-executive Director;
- Trustee of a company pension scheme;
- Non-executive Director of a subsidiary company.

Non-executive Directors are not eligible to participate in incentive plans nor is any pension provision made except as detailed in relation to Mr Arculus.

Non-executive Directors receive payment of part of their fees in the form of ordinary shares in the company which, from May 2004, have to be retained for the period of their appointment.

The non-executive Directors do not have service contracts or consultancy agreements with any group company.

Remuneration arrangements for executive Directors
The remuneration arrangements for executive Directors comprise the following elements:

- Base salary and benefits;
- Annual bonus plan;
- Long Term Incentive Plan;
- Post-retirement benefits.

Details of each of the above elements are as follows:

Base salaries and benefits
Base salaries are a fixed cash sum payable monthly. The company's policy is to set the salary for each executive Director within a range having regard to the market median for similar roles in large publicly quoted companies. Salaries for individual Directors are reviewed annually by the Remuneration Committee recognising individual performance and contribution and developments in the relevant employment market.

The non-salary benefits for executive Directors comprise the use of

Annual bonus plan

Executive Directors are eligible for annual bonuses to encourage improved performance, measured by reference to both financial and non-financial factors. Performance targets are established by the Committee. The maximum amount payable under the bonus scheme in 2003/2004 was 50% of base salary. The performance requirements are stretching and involve an assessment of up to ten parameters for each executive Director. Annual bonus payments are not taken into account in calculating pension entitlements. The actual bonuses awarded by the Committee for the year ended 31 March 2004 are shown in the table of Directors' emoluments on page 29. For the 2004/2005 financial year the bonus potential for the Group Chief Executive will be 60% and for the Managing Director of Biffa (Mr M J Bettington) will be 75%. The bonus potential for other executive Directors remains at 50%.

Long-term incentives

A Long Term Incentive Plan ('LTIP') for executive Directors was approved by shareholders at the 1997 Annual General Meeting and amended with shareholder approval at the 2001 Annual General Meeting.

The performance for the 2001, 2002 and 2003 LTIPs is measured by reference to a combination of Total Shareholder Return ('TSR') and Economic Profit ('EP') targets.

The maximum allocation that may be made to an individual executive Director in any year is such number of shares as have a market value equal to 100% of base salary. Shares are allocated annually by the Committee but are not released to executive Directors for a period of three years thereafter, provided that the TSR has achieved a prescribed ranking in comparison with a number of selected comparator companies and that the EP targets have also been met. The performance criteria are specific to each Award. For the performance periods effective from 1 April 2001, 1 April 2002 and 1 April 2003, Mr R M Walker received an allocation of shares equivalent to 100% of his salary and the remaining executive Directors received allocations equivalent to 70% of their salaries. For the 2004 award this will remain unchanged other than for Messrs J K Banyard and B Duckworth who will both receive an allocation of 85% of their salaries.

For the 2001 and 2002 Awards the comparator group consists of: AWG Plc, Kelda Plc, Pennon Group Plc, Shanks Plc, United Utilities Plc and Waste Recycling Group Plc. For the 2003 Award, the comparator group additionally contains Northumbrian Water Plc.

For the executive Directors the 2001, 2002 and 2003 LTIP awards will be triggered if the company's TSR performance is at the median or above and the EP meets the scaled targets set. EP is calculated by reference to a post tax rate of return of 7.5%. It is envisaged that an LTIP award will be made in 2004 and this will be subject to similar performance targets.

The performance period for allocations of shares made in 2001 ended on 31 March 2004. The Remuneration Committee has determined, based on the company's TSR and EP performance over the three year performance period, that the executive Directors are entitled to 100% of the shares allocated.

Total shareholder return


140
120
100
80
60
40
20
0
Value (£)
99
00
01
02
03
04
Year ended March
Severn Trent Plc
FTSE 100 Index

Source: Thomson Financial.

This graph looks at the value, by 31 March 2004, of £100 invested in the company on 31 March 1999 compared with the value of £100 invested in the FTSE 100 Index. The FTSE 100 was chosen as the comparator because the company is a constituent of that index.

The other points plotted are the values at intervening financial year-ends.

Post-retirement benefits

The company's policy is to offer all executive Directors membership of the Senior Staff Pension Scheme (the 'Scheme'). All current executive Directors participate in the Scheme.

The Scheme is a funded Inland Revenue approved final salary occupational pension scheme which provides:

- A normal retirement age of 60 years;
- An overall pension at normal retirement age of two-thirds of final pensionable salary, subject to the completion of 20 years' pensionable service;
- Life cover of 4 x pensionable earnings;
- A pension payable in the event of retirement on grounds of ill health;
- A spouse's pension on death.

The company has a future obligation in respect of Mr R M Walker and Mr A S Perelman, both of whom joined this Scheme after 1 June 1989 and are therefore subject to the Inland Revenue earnings cap (2003/2004: £99,000), to pay the difference between their pension entitlement based upon the relevant portion of their salary and the maximum amount payable had the cap not been in place. The obligation is unfunded.

Forward-looking statement

The Committee will keep the existing remuneration arrangements, as detailed in this report, under review during the next year to ensure that the company's reward programmes remain competitive and provide appropriate incentives. No significant changes to the reward arrangements for executive Directors are anticipated. However, as usual there will be individual reviews of base salary, annual bonus and LTIP awards. The performance targets for incentive arrangements will also be reviewed to ensure alignment with the group strategy and the Committee also intends to review the ongoing operation of the

SUMMARY REMUNERATION REPORT
CONTINUED

Directors' service agreements and letters of engagement
The current policy of the Committee is that executive Directors are employed on contracts subject to no more than 12 months' notice, in accordance with current corporate governance best practice. The executive Directors are required to give not less than six months' notice of termination (12 months in the case of the Group Chief Executive).

The current executive Directors, other than Mr M J Bettington, are all scheduled to leave on, or before, 31 March 2005, therefore, by that date the above contractual arrangements will cease. Going forward, it is intended that the appointments for all new executive Directors, and also in the case of Mr Bettington, will be on the basis of 12 months' notice by either party.

The new service agreements will also provide for a maximum damages payment in the case of redundancy or termination in breach of the agreement by the company of up to 175% of base salary which was calculated as a conservative pre-estimate of the value of salary, fixed benefits and on target bonus. Any damages payments will not be made automatically and will be subject to phasing and mitigation. It will also take into account a view of the extent of poor performance on the part of the executive Director. The liquidated damages payment will not include awards which have been made under the company's LTIP over which the Committee retains absolute discretion. There are no specific contractual payments or benefits which would be triggered in the event of a change in control of the company.

Directors' emoluments
The emoluments of the Chairman, the executive Directors and fees payable to the non-executive Directors are as follows:

	Basic salary and fees							
	Cash £000	Shares[2] £000	Total £000	Benefits in kind[3] £000	Annual bonus £000	Other[4] £000	Total 2003/04 £000	Total 2002/03 £000
Chairman and other non-executive Directors								
T D G Arculus (Chairman)	124.2	10.0	134.2	23.2	–	6.0	163.4	154.8
E E Anstee (resigned 15.12.03)	23.6	1.3	24.9	–	–	1.7	26.6	32.9
M L Cassoni	37.9	2.8	40.7	–	–	1.6	42.3	29.4
M C Flower	48.8	2.8	51.6	–	–	0.8	52.4	44.4
M J Houston	15.7	1.8	17.5	–	–	–	17.5	–
C S Matthews[1]	13.6	–	13.6	–	–	–	13.6	–
J D G McAdam	26.4	2.8	29.2	–	–	0.9	30.1	27.9
F A Osborn	43.0	2.8	45.8	–	–	1.0	46.8	50.2
A H Simon (resigned 26.07.02)	–	–	–	–	–	–	–	11.5
J B Smith[1]	14.4	–	14.4	–	–	–	14.4	–
C Tritton (resigned 30.07.03)	10.0	0.8	10.8	–	–	0.1	10.9	32.9
Executive Directors								
J K Banyard	190.0	–	190.0	22.2	91.2	0.3	303.7	279.8
M J Bettington	292.5	–	292.5	21.2	132.0	–	445.7	333.8
B Duckworth	255.0	–	255.0	24.0	122.4	0.1	401.5	362.0
A S Perelman	350.0	–	350.0	28.8	164.5	0.1	543.4	512.2
R M Walker	480.0	–	480.0	35.6	230.4	0.1	746.1	611.5
Total emoluments	1,925.1	25.1	1,950.2	155.0	740.5	12.7	2,858.4	2,483.3

1 Mr C S Matthews' total fees are paid directly to his employer. Total fees for Mr J B Smith represent fees due but not yet paid.
2 With the exception of Messrs C S Matthews and J B Smith, all non-executive Directors received a proportion of their total fees by way of shares in the company. The gross value of those awards is included in the table above. Non-executive Directors who were either appointed or resigned during the year received time apportioned awards where applicable. The number of shares received by each non-executive Director during the year was: Mr T D G Arculus – 824; Ms M L Cassoni – 228; Mr M C Flower – 228; Dr J D G McAdam – 228; Mr F A Osborn – 228; Mr M J Houston – 133; Mr E E Anstee – 114; and Mrs C Tritton – 70.
3 Benefits in kind for executive Directors comprise the use of a motor car, fuel, private medical insurance, life assurance and an incapacity benefits scheme.
4 Other emoluments represent expenses chargeable to UK income tax paid to Directors.

Signed on behalf of the Board who approved the Remuneration Report on 7 June 2004

M C Flower
Chairman of the Remuneration Committee

SHAREHOLDER INFORMATION

Key dates in 2004
Dividends – ordinary shares

16 June 2004	Ex-dividend date for final dividend
18 June 2004	Record date for final dividend
1 October 2004	Payment of final dividend

Shareholder communications

27 July 2004	Annual General Meeting at the National Exhibition Centre, Birmingham
November 2004	Announcement of half year results

Annual General Meeting
The Annual General Meeting will be held at 2.30pm on Tuesday 27 July 2004 at the National Exhibition Centre, Birmingham. The Notice of the Meeting and a form of proxy are enclosed with this Review.

Registrars
Lloyds TSB Registrars are the company's share registrars and they will deal with any queries you may have regarding:
• Shareholdings
• Dividends
• Lost share certificates
• Change of name or address
• Death of a shareholder
• Request for the full Report and Accounts

If you wish to have your dividends paid directly into your bank or building society account you should contact the registrars and they will send you a dividend mandate form. Alternatively, you will find a form of mandate attached to your last dividend mailing which you may complete and return to the registrars. Please note you will still receive tax vouchers at your usual address.

Their contact details are:
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
You can also ring them on the Severn Trent dedicated telephone line: 0870 600 3967.

Alternatively, if you have access to the Internet, you can look directly at details of your shareholder account by visiting www.shareview.co.uk. This is a service offered by Lloyds TSB Registrars that enables you to check your holdings in many UK companies and helps you to organise your investments electronically. You can register for this free portfolio service by logging onto www.shareview.co.uk and following a simple registration process.

Electronic proxy appointments
For this year's Annual General Meeting you may, if you wish, register the appointment of a proxy electronically by logging onto the website www.sharevote.co.uk. You will need your voting reference numbers (the three 8 digit numbers shown on your form of proxy). Alternatively if you have registered for a Shareview portfolio, log onto your portfolio at www.shareview.co.uk and click on Company Meetings. Please note that any electronic communication that is found to contain a computer virus will not be accepted.

Crest members may appoint a proxy electronically via Lloyds TSB Registrars (ID 7RA01).

anyone who wishes to buy or sell Severn Trent Plc shares by telephone, Internet or post. To obtain further information see contact details in the left-hand column.

Unsolicited mail
We are obliged, whenever requested, to provide copies of our shareholder register to any third parties so it is quite likely that you may receive unsolicited mail from time to time.

You can limit the amount of unsolicited mail you receive by contacting:
The Mailing Preference Service
Freepost 22
London W1E 7EZ

Forward-looking statements
This document contains certain 'forward-looking statements' with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal' or 'estimates'.
By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the group operates; changes in the regulatory and competition frameworks in which the group operates; the impact of legal or other proceedings against or which affect the group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

Not an offer
This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).

www.severntrent.com
Shareholders are likely to find the Financial Performance section of particular interest, containing a range of shareholder information such as detailed coverage of our share price, dividend payments, key dates, our registrars as well as corporate, financial and environmental news releases and City presentations.

Our Annual Review and Annual Report and Accounts are available

We are constantly looking at how best to provide the information our stakeholders need quickly and cost effectively. We also seek to minimise the resources used wherever possible.

If you are a shareholder you can 'do your bit'. If you currently receive the full Annual Report and Accounts why not consider switching to the Annual Review only?
You can still view or download a copy of the full Annual Report and Accounts on-line at www.severntrent.com/reports2004. You can also elect not to receive paper copies of the Annual Report and other shareholder documents. Instead you will receive an email containing a link to a website, where electronic copies of the documents can be viewed or downloaded.

Please call Lloyds TSB Registrars on 0870 600 3967 to request the Annual Review only or to register for e-delivery.

You can find out more about Severn Trent and the businesses within our group by visiting our websites.

www.severntrent.com provides information about the group, including our corporate responsibility activity and shareholder information.

You can find out about the products and services we offer by visiting our business sites:

www.stwater.co.uk
www.biffa.co.uk
www.stl-inc.com
www.stl-analytical.co.uk
www.severntrentservices.com
www.stwaterinternational.com
www.aseriti.com
www.worksuite.com
www.stretailservices.co.uk
www.stutilityservices.co.uk
www.severntrentproperty.com
www.haswell.co.uk

For more information about Severn Trent Plc and its businesses see our website www.severntrent.com

The paper used in the production of this report, Zanders Megamatt, is produced using chlorine free processes from 50% recycled pre and post consumer waste and 50% TCF pulps from plantations and sustainable forests. In addition the printing process is taken into account – this report is printed by Pillans and Waddies who operate an Environmental Management System certified to ISO 14001.

Designed and produced by Tayburn

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
United Kingdom
Telephone +44 (0)121 722 4000

